

2025
Notice of Annual Meeting and Proxy Statement

American International Group, Inc.

AIG's Purpose & Values

Our promise protects against uncertainty and challenges and provides the confidence for tomorrow's opportunities.

Our Values and how we bring them to life:

Take Ownership
We set clear expectations
We are proactive
We are accountable

Set the Standard
We deliver quality—always
We are client-centric
We lead the industry

Win Together
We are stronger together
We are aligned
We are one team

Be an Ally
We strive for inclusion
We listen and learn
We speak with our actions

Do What's Right
We act with integrity
We lead by example
We lift up our communities

A Letter from our Chairman & Chief Executive Officer and our Lead Independent Director

Dear Fellow Shareholders:

2024 was an outstanding year of strategic, operational, and financial accomplishments for AIG. Against a backdrop of increased catastrophes, geopolitical tensions and economic volatility, we successfully completed a multi-year transformation, positioning us for the future. We simplified our operating structure and streamlined our portfolio, including the most recent divesture of the global personal travel insurance and assistance business. We accelerated the execution of AIG *Next*, making the Company leaner, and weaving the organization together while reducing expenses. We maintained a focus on our culture of underwriting excellence, further strengthened our balance sheet, and successfully completed the execution of several key strategic initiatives. We continued to exhibit a balanced capital management plan to support our financial strength, had strong organic growth in our commercial business, and returned capital to shareholders through reductions in debt, stock purchases, increased dividends and the redemption of our preferred stock. We ended 2024 with strong liquidity of $7.7 billion.

Our most important accomplishment in 2024 was the financial deconsolidation of Corebridge Financial, Inc. We successfully reduced our ownership stake throughout the year, culminating in the sale of a 21.6% equity interest to Nippon Life Insurance Company in December. We exited 2024 owning approximately 23% of Corebridge, positioning us as a focused general insurance business with a best-in-class operating structure with three distinct reporting segments: North America Insurance, International Insurance and Global Personal Lines.

The Board of Directors continued to work collaboratively to provide leadership, oversight and guidance to support our long-term objectives. The Board prioritized effective and aligned Board composition, supplemented by a thoughtful and ongoing approach to refreshment. The Board has sought to balance fresh perspectives with legacy knowledge and the requisite skills, expertise and competencies to provide sound stewardship as we sustain and build on our momentum. Since the last Annual Meeting, we have added two new directors to the Board who meet our strategic needs and priorities as we position AIG for the future. Together, Courtney Leimkuhler and Juan Perez bring a wealth of experience in financial services, the global insurance industry, business transformations, operational planning, technology and data and digital strategies.

During 2024, the Board continued its focus on the key issues that are critical to the Company's long-term success, contributing to the oversight of a broad range of business opportunities. At our annual offsite in July, we reviewed key components of the Company's strategy with a concentrated focus on technology, cybersecurity, data and digital strategies. The Board heard from management on our future-focused initiatives such as AIG Underwriter Assistance, our Generative Artificial Intelligence powered solution to support underwriting, and reinsurance Syndicate 2478 at Lloyds, a new part of our reinsurance strategy.

Throughout 2024 and early 2025, we continued our efforts to engage consistently and productively with our shareholders, seeking their feedback on a variety of topics. We reached out to investors representing 70% of shares outstanding and held meetings with those representing 54% of shares outstanding. In general, investors expressed significant support for our compensation program, governance practices and sustainability-related projects and commitments.

We have entered an exciting new chapter with financial strength and flexibility achieved through strategic decision-making and disciplined execution. On behalf of the entire Board, we thank you for your continued support and encourage you to read this Proxy Statement and join the Annual Meeting of Shareholders at www.virtualshareholdermeeting.com/AIG2025, on May 14, 2025, at 11:00 a.m. Eastern Time.

Sincerely,



Peter Zaffino
Chairman & Chief Executive Officer



John G. Rice
Lead Independent Director



Peter Zaffino
Chairman & CEO



John G. Rice
Lead Independent Director

Notice of Annual Meeting of Shareholders

2025 Annual Meeting of Shareholders to be Held Virtually:

This year's meeting will be held in a virtual format only. Please visit www.virtualshareholdermeeting.com/AIG2025

Date and Time:
May 14, 2025
11:00 a.m. Eastern Time

April 2, 2025

Matters to be Voted On:

1. Election of the Twelve Director Nominees Named in this Proxy Statement

2. Advisory Vote to Approve Named Executive Officer Compensation

3. Advisory Vote on the Frequency of Future Executive Compensation Votes

4. Ratify Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2025

5. Other business, if Properly Presented at the Annual Meeting

Your vote is very important. We encourage you to vote.

Who May Vote:

If you owned shares of American International Group, Inc. common stock at the close of business on March 17, 2025 (the record date), you are entitled to receive this Notice of the 2025 Annual Meeting and to vote at the 2025 Annual Meeting, either during the virtual meeting or by proxy.

How to Participate:

To participate in the 2025 Annual Meeting via the website (www.virtualshareholdermeeting.com/AIG2025), enter the 16-digit voting control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials, or email notification. You can find detailed instructions on page 89 of this Proxy Statement.

Please carefully review this Proxy Statement and vote in one of the four ways identified on this page under "How to Vote."

By Order of the Board of Directors.



Chris Banthin
Senior Vice President and Corporate Secretary

How to Vote:

By Telephone	**By the Internet**	**By Mail**	**Online During the Meeting**
Call the telephone number on your proxy card or voting instruction form or in other communications	Go to www.proxyvote.com and follow the instructions	Sign, date and mail your proxy card or voting instruction form in the enclosed envelope	Attend the 2025 Annual Meeting online. See page 90 for instructions on how to attend and vote online
			

The Board of Directors is soliciting proxies to be voted at our 2025 Annual Meeting of Shareholders on May 14, 2025, and at any postponed or reconvened meeting. We expect that the proxy materials and notice of internet availability will be mailed and made available to shareholders beginning on or about April 2, 2025.

Table of Contents

A Letter from our Chairman & Chief Executive Officer and our Lead Independent Director — 1

Notice of Annual Meeting of Shareholders — 2

Certain Important Terms — 4

Proxy Statement Summary — 5

Voting Matters and Vote Recommendation — 5

What's New — 5

About Us — 6

2025 Priorities and 2024 Highlights — 7

Corporate Governance Highlights — 8

Proposal 1—Election of Directors — 12

Board Composition and Refreshment Process — 12

Director Nominees — 15

Corporate Governance — 23

Our Continuing Commitment to Effective and Robust Corporate Governance Practices — 23

Board Leadership Structure — 24

Areas of Board Oversight — 28

Board Committees — 31

Director Compensation — 34

Shareholder Engagement — 36

Ownership of Certain Beneficial Owners — 38

Proposal 2—Advisory Vote to Approve Named Executive Officer Compensation — 40

Compensation Discussion and Analysis (see detailed table of contents on page 41) — 41

2024 Executive Compensation — 70

2024 Summary Compensation Table — 70

2024 Grants of Plan-Based Awards — 72

Outstanding Equity Awards at December 31, 2024 — 73

Option Exercises and Vesting of Stock-Based Awards During 2024 — 75

Potential Payments on Termination — 75

Pay Ratio — 80

Pay Versus Performance — 80

Equity Compensation Plan Information — 84

Proposal 3—Advisory Vote on the Frequency of Future Executive Compensation Votes — 85

Report of the Audit Committee — 86

Proposal 4—Ratify Appointment of PwC to Serve as Independent Auditor for 2025 — 87

Frequently Asked Questions About the Annual Meeting — 89

Other Important Information — 94

Appendix A - Non-GAAP Financial Measures — A-1

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held virtually on May 14, 2025. The Notice of the 2025 Annual Meeting of Shareholders and Proxy Statement, as well as our 2024 Annual Report, are available free of charge at www.proxyvote.com or at www.aig.com. References in either document to our website are for the convenience of readers, and information available at or through our website is not a part of, nor is it incorporated by reference in, the Proxy Statement or Annual Report.

Our principal executive offices are located at 1271 Avenue of the Americas, New York, New York, 10020-1304.

Certain Important Terms

Note: we use the terms the "Company," "AIG," "we," "us," and "our," to refer to AIG Parent and its consolidated subsidiaries, unless the context refers to AIG Parent only. We also use the following capitalized terms and acronyms:

Term:	Means:
2010 Plan	American International Group, Inc. 2010 Stock Incentive Plan
2013 Plan	AIG 2013 Omnibus Incentive Plan
2021 Plan	American International Group, Inc. 2021 Omnibus Incentive Plan
AATI	Adjusted After-Tax Income
AIG Parent	American International Group, Inc.
AYCR	Accident Year Combined Ratio
Board	Board of Directors of AIG Parent
By-laws	American International Group, Inc. By-Laws
CEO	Chief Executive Officer
Certificate of Incorporation	Restated Certificate of Incorporation of American International Group, Inc.
CMRC	Compensation and Management Resources Committee
Corebridge	Corebridge Financial, Inc.
Corporate Governance Guidelines	American International Group, Inc. Corporate Governance Guidelines
CYCR	Calendar Year Combined Ratio
DSU	Deferred stock units
Equity Plan	AIG Long Term Incentive Plan (as amended and restated effective February 1, 2024)
ERM	Enterprise Risk Management
ESP	Executive Severance Plan
Exchange Act	Securities Exchange Act of 1934
GenAI	Generative artificial intelligence
GOE	General operating expenses
LLM	Large Language Model
LTI	Long-term incentive
LTI Plan	2021 Plan and the Equity Plan, collectively
NCGC	Nominating and Corporate Governance Committee
NPW	Net Premiums Written
NYSE	New York Stock Exchange
Pay Governance	Pay Governance LLC
Personal Travel Business	Global individual personal travel insurance and assistance business
PCAOB	Public Company Accounting Oversight Board
PCS	Private Client Select
PSU	Performance share unit
PwC	PricewaterhouseCoopers LLP
ROE	Return on Equity
RSU	Restricted stock unit
Say-on-Pay vote	Advisory vote to approve the compensation paid to named executive officers
SEC	Securities and Exchange Commission
Securities Act	Securities Act of 1933
STI	Short-term incentive
TSR	Total Shareholder Return

Proxy Statement Summary

2025 Annual Meeting of Shareholders to be Held Virtually:

This year's meeting will be held in a virtual format only. Please visit www.virtualshareholdermeeting.com/AIG2025

Date and Time:
May 14, 2025
11:00 a.m. Eastern Time

This summary highlights information contained in this Proxy Statement. It does not contain all of the information you should consider in making a voting decision, and you should read the entire Proxy Statement carefully before voting.

Voting Matters and Vote Recommendation

			Board's recommendation	More information
Management Proposals	**Item 1**	Election of the Twelve Director Nominees Named in this Proxy Statement	**FOR each Director Nominee**	Page 12
	Item 2	Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	Page 40
	Item 3	Advisory Vote on the Frequency of Future Executive Compensation Votes	**ANNUAL**	Page 85
	Item 4	Ratify Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2025	**FOR**	Page 87

What's New

- Implemented enhanced CEO succession planning (see page 29)

- Conducted two-day Board strategy session with a concentrated focus on technology, cybersecurity and data and digital strategies (see page 28)

- Continued to transition Board skill sets from transformation to growth, adding two new directors to the Board (see page 16)

- Implemented a revamped director orientation program (see page 26)

- Adopted new statement on director expectations (see page 23)

- Reviewed and revised governance documents, including updating the Risk Committee charter and amending the Corporate Governance Guidelines to remove the mandatory retirement age for directors and provide additional flexibility in committee chair rotation (see page 23)

- Enhanced disclosure regarding Lead Independent Director responsibilities and succession planning based on feedback from investors (see pages 25 and 29)

- Simplified the structure of our short-term incentive program to reflect our less complex operating structure with one company performance scorecard applicable to all plan participants (see page 53)

About Us

We are a leading global insurance organization. We provide insurance solutions that help businesses and individuals in over 200 countries and jurisdictions protect their assets and manage risks through our operations, licenses and authorizations as well as network partners.

World-Class Underwriting and Claims Expertise executed through franchises that are among the leaders in their geographies and segments, providing differentiated service.

Global Reach and Breadth of Loyal Customers including millions of clients in over 200 countries and jurisdictions, ranging from individuals to small and medium-sized businesses to multi-national Fortune 500 companies.

Broad and Long-Standing Distribution Relationships with brokers, agents, advisors, marketplaces and other distributors strengthened through our dedication to quality.

Global Workforce of more than 22,000 colleagues committed to taking ownership, setting the standard, winning together, being allies and doing what's right.

Balance Sheet Strength and Financial Flexibility with approximately $43 billion in shareholders' equity and AIG Parent liquidity sources of $10.7 billion as of December 31, 2024.

2025 Priorities

Deliver Sustainable Underwriting Results and Profitability Growth

Continue to focus on a culture of underwriting excellence and prudent expense management to support profitable growth.

Unlock the Full Potential of Our Less Complex Operating Structure

Continue to refine our new operating structure to operate efficiently as a lean, agile and high-performing company.

Preserve and Harness Balance Sheet Strength and Financial Flexibility

Execute on our balanced capital management plan in order to deliver shareholder value and support our strategic flexibility.

Invest in our Talent for the Future AIG

Foster a performance-driven culture built on quality, excellence and continuous improvement through ongoing education and workplace learning opportunities.

Expand our Data and Digital Strategies

Responsibly scale the use of GenAI, focus on continued enhancement of data quality to inform decision making and further strengthen workflow capabilities across the Company to accelerate our strategic business objectives.

2024 Highlights



Delivered Strong Financial Performance Driven by Underwriting Excellence

- Produced strong calendar year combined ratio of 91.8 and accident year combined ratio, as adjusted[1] of 88.2.

- Delivered $1.9 billion of underwriting income, which contributed to over $7 billion of cumulative underwriting income 2021-2024.

- Generated net premiums written of $23.9 billion, supported by new business growth, strong retention and rate discipline.

- Achieved 23 percent Net investment income growth year-over-year.

- Expanded capabilities in the non-admitted ultra and high-net-worth market through exclusive wholesale distribution partnership between Private Client Select and Ryan Specialty.



Completed Multi-Year Strategies to Direct Focus to Core Businesses

- Deconsolidated Corebridge Financial, Inc. and reduced our ownership of Corebridge common stock to 22.7 percent as of December 31, 2024 for aggregate gross proceeds of $6.0 billion through various sale transactions.

- Divested Personal Travel Business for $600 million plus additional earn-out consideration, further enhancing our financial flexibility and sculpting our portfolio of businesses.

- Led the launch of Lloyd's Syndicate 2478 through multi-year Blackstone Inc. strategic relationship as part of our outwards reinsurance program.



Continued Balanced Capital Management Supporting Financial Strength, Growth and Shareholder Return

- Reduced general borrowings by $1.6 billion, which resulted in a debt-to-capital ratio of 17.0 percent at year-end.

- Repurchased $6.6 billion of common stock, reducing outstanding shares by 12 percent.

- Paid $1.0 billion in common stock dividends and increased quarterly common stock dividend amount by double digit percentage for the second consecutive year.

- Ended 2024 with parent liquidity of $7.7 billion.

(1) Accident year combined ratio, as adjusted is a non-GAAP financial measure. See Appendix A for a reconciliation showing how this metric is calculated from our audited financial statements.

Corporate Governance Highlights

Independent Board of Directors

We strive to maintain an independent Board that is committed to representing the long-term interests of our shareholders. We seek to have a Board that possesses the substantial and varied skills, experience, viewpoints and backgrounds necessary to provide guidance on our strategy and oversee management's approach to assessing our opportunities and addressing our challenges and risks. The following table provides summary information about each of our twelve director nominees. The Board recommends that our shareholders elect all twelve director nominees during the Annual Meeting. Each nominee is elected annually by a majority of votes cast.

Under our By-Laws, directors in an uncontested election must receive more votes "for" their election than "against." Under the Corporate Governance Guidelines, each nominee has submitted an irrevocable resignation that becomes effective upon (1) the nominee's failure to receive the required vote and (2) the Board's acceptance of the resignation. The Board will accept that resignation unless the NCGC recommends, and the Board determines, that our best interests and the best interests of our shareholders would not be served by doing so.

All directors are independent, except for Mr. Zaffino.

Nominee Highlights



Tenure
1
>7 years
6
0-2 years
5
3-7 years
Average
3
Age
5
51-60
7
61+
Average
62
Gender
5
Women
7
Men
Women
42%
Race/Ethnicity
1 African American/Black
1 Hispanic / Latinx
10
White/ Caucasian
Race/ Ethnicity
17%

Director Nominee	Age	Director Since	Occupation and Background	Current Committee Memberships[*]			
				Audit	CMR	NCG	Risk
Paola Bergamaschi	63	2022	Former Global Banking and Capital Markets Executive at State Street Corporation, Credit Suisse and Goldman Sachs	M			M
James Cole, Jr.	56	2021	Chairman & Chief Executive Officer, The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel, U.S. Department of Education			C	
James (Jimmy) Dunne III	68	2023	Vice Chairman and Senior Managing Principal, Piper Sandler		M		
John (Chris) Inglis	70	2024	Senior Strategic Advisor, Paladin Capital Group; Former National Cyber Director				M
Courtney Leimkuhler	45	2024	Co-founder and Managing Partner, Springbank Collective				
Linda A. Mills	75	2015	President, Cadore Group, LLC; Former Corporate Vice President of Operations, Northrop Grumman Corporation		C		M
Diana M. Murphy	68	2023	Managing Director, Rocksolid Holdings, LLC		M	M	
Juan Perez	58	2025	Executive Vice President and Chief Information Officer, Salesforce.com, Inc.				
Peter R. Porrino	68	2019	Former Executive Vice President & Chief Financial Officer, XL Group Ltd	C			
John G. Rice _Lead Independent Director_	68	2022	Former Non-Executive Chairman, GE Gas Power; Former President & Chief Executive Officer, GE Global Growth Organization			M	
Vanessa A. Wittman	57	2023	Former Chief Financial Officer, Glossier, Inc.	M			C
Peter Zaffino	58	2020	Chairman & Chief Executive Officer, AIG				

KEY TO COMMITTEES

CMR Compensation and Management Resources   **NCG** Nominating and Corporate Governance

C Chair **M** Member

*   Ms. Leimkuhler and Mr. Perez joined the Board in November 2024 and February 2025, respectively. They have not yet received any committee assignments.

We believe our nominees' distinctive and complementary skills, experience, viewpoints and backgrounds promote a well-functioning, highly qualified Board. We have undertaken significant Board refreshment in recent years to ensure that the directors are positioned to provide guidance and oversight as we continue to make meaningful progress on strategic priorities, including the repositioning of our portfolio for sustainable, profitable growth.

Board Composition and Accountability to Shareholders

Board Leadership	■ Mr. Rice serves as Lead Independent Director to the Board ■ All members of Board committees are independent
Board Evaluations	■ Annual Board Committee and individual director evaluations to facilitate ongoing, systematic examination of effectiveness and accountability
Director Independence	■ Our Board has determined that all director nominees, other than Mr. Zaffino, are independent ■ Board Committees are independent under the applicable standards of the NYSE and any other applicable law, rule or regulation ■ Our Corporate Governance Guidelines require that at least two-thirds of the Board be independent under the applicable standards of the NYSE
Annual Elections	■ All of our directors are elected annually
Overboarding Policy	■ A director may not serve on the boards of more than three other public companies (other than AIG Parent or a company in which AIG has a significant equity interest) absent special circumstances ■ A director who is an executive officer of another public company may not serve on the board of more than one public company (other than AIG and the public company for which such director serves as an executive officer) ■ A member of the Audit Committee may not serve on more than two audit committees of other public companies ■ The CEO may not serve on the board of more than one public company, other than a company in which AIG has a significant equity interest
Risk Oversight	■ The Board, directly or through its committees, oversees risk management policies and practices, including our risk appetite statement, and regularly discusses risk-related issues
Proxy Access	■ We have adopted a proxy access right applying corporate best practices, allowing shareholders to include director nominations in our Proxy Statement
Right to Call Special Meeting	■ Shareholders holding 25 percent of voting stock can call special meetings
Action by Written Consent	■ Shareholders can act by written consent
Majority Voting Standard	■ Each of our directors is elected by a majority of the votes cast in an uncontested election ■ Incumbent directors are required to submit irrevocable resignations prior to being nominated for re-election that becomes effective upon the nominee's failure to receive the required vote and the Board's acceptance of such resignation
Voting Rights	■ Shareholders have equal voting rights per share
Shareholder Engagement	■ We prioritize a program of regular engagement with our shareholders regarding matters of corporate governance and executive compensation

Shareholder Engagement

During the spring and fall of 2024 as well as early 2025, we continued our efforts to engage consistently and productively with our shareholders, seeking their feedback on a variety of topics, including enhancements and progress we made against shareholder feedback from the prior year's engagement meetings. Our Lead Independent Director participated in some of these engagement meetings, joined by our General Counsel, Chief Human Resources Officer, Corporate Secretary, Head of Total Rewards, Head of Investor Relations and Chief Sustainability Officer, as appropriate.

For a more detailed explanation of what we heard and how we responded, please see page 37. For executive compensation topics, please see page 50.

By the Numbers: Engagement in 2024 and Early 2025

Reached out to
46 top shareholders,
representing approximately

70%

of shares outstanding

Held
34 meetings with shareholders,
representing approximately

54%

of shares outstanding

Met with
ISS
during Fall Engagement

Lead Independent Director participated in meetings with shareholders representing approximately

28%

of shares outstanding

Shareholders Provided Feedback on the Key Topics Below

- Chairman & CEO performance, expressing high regard
- Executive compensation, including special awards and plan design
- Long-term succession planning for key positions
- Sustainability goals
- Strategic transactions, such as the Corebridge deconsolidation
- Board refreshment and tenure
- Board leadership structure, including positive feedback on our robust Lead Independent Director responsibilities



Proposal 1
Election of Directors

What am I voting on?

The Board is seeking your support for the election of the twelve individuals nominated to serve on the Board until the 2026 Annual Meeting or until a successor is duly qualified and elected.

Our director nominees hold and have held senior positions as leaders of various large and complex global businesses. Our nominees have been chief executive officers, chief financial officers, chief information officers, senior executives with financial services, insurance, media, technology, private equity and industrial firms, senior government officials and a military officer. Through these roles, our nominees have developed expertise in such areas as insurance, financial services, international business operations, risk management, corporate governance, M&A, technology, data and digital strategies, cybersecurity and human capital management. With this blend of skills and experience, our nominees bring fresh perspectives and a seasoned and practical approach to Board deliberations and oversight. Each director nominee is independent except for our Chairman & CEO, Mr. Zaffino.

Detailed biographical information for each director nominee follows. We have included the key experiences and qualifications and skills, including other US public company directorships, that our nominees bring to the Board. Each director nominee is currently a director on the Board and has consented to being named as a nominee in the proxy materials and to serve if elected.

Voting Recommendation

The Board unanimously recommends a vote **FOR** each of the nominees for election to the Board at the 2025 Annual Meeting.

Board Composition and Refreshment Process

We prioritize effective and aligned Board composition, supplemented by a thoughtful and ongoing approach to refreshment. Over the past several years, the Board, with significant support from the NCGC, has undertaken a thorough evaluation of the size and composition of the Board and its committees, with ten new directors added in the last five years. The Board and the NCGC take into account the characteristics and qualifications of existing directors, potential director departures and our evolving strategic objectives and business environment when evaluating Board composition.

With respect to our recent Board refreshment, we have sought to balance fresh perspectives with legacy knowledge and the requisite skills, expertise and competencies to provide sound stewardship as we sustain and build on our momentum. In particular, we have added directors who meet our strategic needs and priorities as we transition from transformation to growth while eliminating our mandatory retirement age which served as an artificial constraint on legacy directors. For example, since our last annual meeting, we have added two new directors who will help us evaluate business uses for new technologies as well as new avenues for business growth.

The NCGC identifies candidates in several ways: current and former directors and senior management may recommend suitable candidates; any shareholder may recommend a director candidate by writing to our Corporate Secretary (see page 93 for contact information); and the NCGC may engage third-party search firms to ensure that there is a large pool of suitable candidates.

Criteria for Board Membership

The Board and the NCGC conduct a rigorous review of director candidates, taking into consideration the following criteria set forth in our Corporate Governance Guidelines:

- High personal and professional ethics, values and integrity
- Ability to work as part of an effective, collegial group
- Commitment to representing the long-term interests of the Company and our shareholders
- Skills, expertise, background and experience with businesses and other organizations that the Board deems relevant
- Interplay of the candidate's experience with the experience of other Board members

- Personal background and professional experience, skills and qualifications
- Contribution of the candidate's skills and experience to ensuring that the Board has the necessary tools to perform its oversight function effectively
- Ability and willingness to devote the time necessary to fulfill a director's duties

Key Skills, Experience and Expertise

The NCGC regularly reviews with the Board the essential skills, experience and expertise that are most important in selecting candidates to serve as directors, considering our complex businesses, regulatory environment and the mix of capabilities and experience already represented on the Board. To this end, the Board and the NCGC have identified the following key skills and areas of expertise as essential for effective oversight in light of our businesses and strategy:


Insurance
Experience working in the insurance industry, particularly property and casualty


Financial Services
Experience in the non-insurance financial services industry, including banking and financial markets


Business Transformation
Experience leading or overseeing successful long-term business transformations and corporate restructurings at scale or significant acquisitions and integrations


Public Company Executive Leadership
Experience in a significant leadership position at a public company, such as a chief executive officer, chief financial officer or other senior leadership role


Risk Management
Experience with the identification, assessment and oversight of enterprise risk management programs and best practices, including those relating to operational risks and cyber risks


Regulatory/Government
Experience working in highly regulated industries and/or as a regulator or other government official


Financial Reporting/Accounting
Experience with financial reporting, accounting or auditing processes and standards


International Experience
Experience managing or overseeing businesses outside the U.S. and/or working or living in countries outside the U.S.


Technology/Cyber
Experience with oversight, development and adoption of technology, including artificial intelligence, and management of related issues and risks, including information security, cybersecurity and data management


Digital
Knowledge of or experience with digital transformations and digital workflows, as well as related issues and risks


Sustainability
Experience with environmental, sustainability and governance-related issues

We believe our nominees' varied and complementary skills, experiences, viewpoints and backgrounds promote a well-functioning, highly-qualified Board to provide appropriate guidance and independent oversight. In the nominees' biographies beginning on page 16 — as well as the summary graphic below — we highlight each nominee's key skills, experience and areas of expertise.

Director Nominee and Title	Director Since	Regulatory/ Government	Business Transformation	Public Company Executive Leadership	Financial Reporting/ Accounting	Risk Management	Insurance	Financial Services	International Experience	Technology/Cyber	Digital	Sustainability
Paola Bergamaschi — Former Global Banking and Capital Markets Executive at State Street Corporation, Credit Suisse and Goldman Sachs	2022	■			■	■	■	■	■	■		
James Cole, Jr. — Chairman & Chief Executive Officer, The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel, U.S. Department of Education	2021	■	■			■		■	■	■		■
James (Jimmy) Dunne III — Vice Chairman and Senior Managing Principal, Piper Sandler	2023		■					■				
John (Chris) Inglis — Senior Strategic Advisor, Paladin Capital Group; Former National Cyber Director	2024	■	■			■			■	■	■	■
Courtney Leimkuhler — Co-founder and Managing Partner, Springbank Collective	2024		■		■	■	■	■			■	
Linda A. Mills — President, Cadore Group, LLC; Former Corporate Vice President of Operations, Northrop Grumman Corporation	2015	■	■	■	■				■	■	■	■
Diana M. Murphy — Managing Director, Rocksolid Holdings, LLC	2023		■	■	■			■				■
Juan Perez — Executive Vice President and Chief Information Officer, Salesforce.com, Inc.	2025		■	■						■	■	
Peter R. Porrino — Former Executive Vice President & Chief Financial Officer, XL Group Ltd	2019	■		■	■	■	■					
John G. Rice — LEAD INDEPENDENT DIRECTOR — Former Non-Executive Chairman, GE Gas Power; Former President & Chief Executive Officer, GE Global Growth Organization	2022	■	■	■	■	■		■	■			■
Vanessa A. Wittman — Former Chief Financial Officer, Glossier, Inc.	2023		■	■	■	■		■		■	■	
Peter Zaffino — Chairman & Chief Executive Officer, AIG	2020	■	■	■	■	■	■	■	■	■	■	■
Total		7	10	7	8	8	4	8	6	7	6	6

Director Nominees

The Board, on the recommendation of the NCGC, has nominated for election to the Board the twelve individuals presented in the Proxy Statement beginning on page 16. All are incumbent directors and were elected by the shareholders at the 2024 Annual Meeting, other than Ms. Leimkuhler and Mr. Perez, who joined the Board in November 2024 and February 2025, respectively. Executive officers identified Ms. Leimkuhler and Mr. Perez who were then interviewed by our directors and subject to the Board's customary due diligence and evaluation procedures.

Our Corporate Governance Guidelines and By-Laws do not impose term limits or age limits because, in certain circumstances, the Board believes that legacy directors can be uniquely positioned to provide insight and perspective regarding our operations and strategic direction.

In light of the recent retirements and Board refreshment efforts, the average tenure of the director nominees is 3 years.

Director Independence

All of our non-management directors are independent under the NYSE listing standards. To be considered independent, a director must have no disqualifying relationships, as defined by the NYSE, and the Board must affirmatively determine that the director has no material relationships with the Company, either directly or as a partner, shareholder or officer of another organization that has a relationship with the Company.

> All director nominees are independent except for the Chairman & Chief Executive Officer

Before joining the Board, and annually thereafter, each director completes a questionnaire seeking information about relationships and transactions that may require disclosure, that may affect the director's independence determination or that may affect the heightened independence standards that apply to members of the CMRC and Audit Committee.

The NCGC makes recommendations to the Board regarding the directors' independence based on its assessment. The NCGC's assessment of independence considers all known relevant facts and circumstances about relationships bearing on the independence of a director or nominee. This assessment considers sales of Company insurance products and services to companies or charitable organizations where a director (or immediate family members) may have relationships pertinent to the independence determination. The NCGC also considers fees paid to companies where directors are employed or affiliated. The NCGC reviews these relationships to assess their materiality and determines if any such relationship would impair the independence and judgment of the relevant director.

The Board, on the recommendation of the NCGC, has determined that each director nominee, other than Mr. Zaffino, does not have a direct or indirect material relationship with the Company, or any direct or indirect material interest in any transactions involving the Company and, therefore, satisfies the independence criteria in the NYSE's listing standards.

Mr. Cornwell, who did not stand for re-election at the 2024 Annual Meeting, and Ms. Vaughan, who retired from the Board in January 2024, were each also determined by the Board, on the recommendation of the NCGC, to be independent under the NYSE listing standards during 2024.

Director Nominee Biographies

We strive to maintain a balanced and independent Board that is committed to representing the long-term interests of our shareholders. We seek to have a Board that possesses the varied skills, experience, viewpoints and backgrounds necessary to provide guidance on our strategy and to oversee management's approach to assessing our opportunities and addressing our challenges and risks.

The following table provides summary information about each of our twelve director nominees. The Board recommends that our shareholders elect all twelve director nominees listed below at the Annual Meeting. Each nominee is elected annually by a majority of votes cast in uncontested elections.

Paola Bergamaschi



■ **Independent**

Age: 63
Director since: 2022

COMMITTEES
■ **Audit (Financial Expert)**
■ **Risk**

CAREER HIGHLIGHTS

■ State Street Corporation (financial services company)
  — Senior Managing Director, Head of EMEA Asset Owners Sector Solutions, 2013 to 2014
  — Senior Managing Director, Head of Client Relationship Management, Global Markets, 2011 to 2013
  — Senior Managing Director, Global Head of Equity Distribution, 2008 to 2010
  — Various positions, 2003 to 2008
■ Credit Suisse First Boston
  — Director, Equity Sales, 1998 to 2003
■ Sanpaolo IMI S.p.A
  — Director, Head of Equities, 1995 to 1998
■ Goldman Sachs
  — Executive Director, Equity Research, 1989 to 1995

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

■ None

Key Experience and Qualifications: In light of Ms. Bergamaschi's experience as a financial services executive with deep international expertise in capital markets, global banking, financial reporting and risk and international regulatory oversight, the Board has concluded that Ms. Bergamaschi should be re-elected.

James Cole, Jr.



■ **Independent**

Age: 56
Director since: 2021

COMMITTEES

■ **Nominating and Corporate Governance (Chair)**

CAREER HIGHLIGHTS

■ The Jasco Group, LLC (investment management firm)
— Chairman & Chief Executive Officer, since 2017
■ U.S. Department of Education
— Delegated Deputy Secretary of Education & General Counsel, 2016 to 2017
— General Counsel, 2014 to 2017
— Senior Advisor to the Secretary, 2014
■ U.S. Department of Transportation
— Deputy General Counsel, 2011 to 2014
■ Wachtell, Lipton, Rosen & Katz
— Partner, 2004 to 2011
— Associate, 1996 to 2004

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

■ None

Key Experience and Qualifications: In light of Mr. Cole's considerable public policy, government and investment portfolio management experience, as well as his professional experience as a corporate lawyer advising multinational corporations on their strategic transactions and corporate governance matters, the Board has concluded that Mr. Cole should be re-elected.

James (Jimmy) Dunne III



■ **Independent**

Age: 68
Director since: 2023

COMMITTEES

■ **Compensation and Management Resources**

CAREER HIGHLIGHTS

■ Piper Sandler Co. (investment bank)
— Vice Chairman and Senior Managing Principal, since 2020
■ Sandler O'Neill & Partners, L.P.
— Founding Partner, 1988 to 2020

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

■ None

Key Experience and Qualifications: In light of Mr. Dunne's expertise in investment banking, management and financial sector services and three decades of experience in advising companies on business transformations, the Board has concluded that Mr. Dunne should be re-elected.

John (Chris) Inglis



■ **Independent**

Age: 70
Director since: 2024

COMMITTEES

■ Risk

CAREER HIGHLIGHTS

■ Paladin Capital Group (cyber venture capital investment firm)
— Senior Strategic Advisor, since 2023

■ U.S. National Cyber Director, 2021 to 2023

■ Commissioner, U.S. Cyberspace Solarium Commission, 2019 to 2020

■ National Security Agency
— Deputy Director and Chief Operating Officer, 2006 to 2014

■ U.S. Air Force pilot and commander at Squadron, Group and Joint Forces level(s), 1976 to 2006
— Active duty and reserves
— Retired as Brigadier General and Command Pilot, U.S. Air Force

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

■ Huntington Bancshares Inc., 2016 to 2021 and since 2023

FORMER PUBLIC COMPANY DIRECTORSHIPS

■ FedEx Corporation, 2015 to 2021

■ KEYW Holding Corp., 2016 to 2019

Key Experience and Qualifications: In light of Mr. Inglis's broad and considerable experience in technology, cybersecurity, information security and data management, as well as public policy and government, the Board has concluded that Mr. Inglis should be re-elected.

Courtney Leimkuhler



■ Independent

Age: 45
Director since: 2024

CAREER HIGHLIGHTS

- Springbank Collective (venture capital firm)
  — Co-Founder and Managing Partner, 2019 to present
- Marsh & McLennan Companies, Inc.
  — Chief Financial Officer of Marsh, LLC and other Marsh subsidiaries, 2013 to 2017
- New York Stock Exchange Euronext
  — Head of Corporate Strategy and M&A, 2009 to 2013
  — Corporate Development, 2004 to 2005, 2007 to 2009
- Goldman Sachs
  — Various positions, 2001 to 2004

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

- None

Key Experience and Qualifications: In light of Ms. Leimkuhler's extensive background in financial services, including the global insurance industry, and her experience with investment portfolio management, business transformations and digital strategies, finance and accounting, the Board has concluded that Ms. Leimkuhler should be elected.

Linda A. Mills



■ Independent

Age: 75
Director since: 2015

COMMITTEES

- **Compensation and Management Resources (Chair)**
- **Risk**

CAREER HIGHLIGHTS

- Cadore Group, LLC (management and IT consulting)
  — CEO & President, 2015 to present
- Northrop Grumman Corporation
  — Corporate Vice President, Operations, 2013 to 2015
  — Corporate Vice President & President, Information Systems and Information Technology sectors, 2008 to 2012
  — President of the Civilian Agencies Group, 2006 to 2007
  — Vice President of Operations and Process, Information Technology Sector, 2003 to 2006
- TRW, Inc.
  — Various positions, 1979 to 2002, including Vice President of Information Systems and Processes

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

- Navient Corporation (non-executive chair), since 2014

Key Experience and Qualifications: In light of Ms. Mills' experience with large and complex international operations, risk and financial management, information technology and cybersecurity, and her prior management of a significant line of business, the Board has concluded that Ms. Mills should be re-elected.

Diana M. Murphy



■ **Independent**

Age: 68
Director since: 2023

COMMITTEES

- Compensation and Management Resources
- Nominating and Corporate Governance

CAREER HIGHLIGHTS

- Rocksolid Holdings, LLC (private equity)
  — Managing Director, 2007 to present
- United States Golf Association
  — President, 2016 to 2018
  — Vice President, 2014 to 2015
  — Treasurer, 2013 to 2014
- Georgia Research Alliance Venture Fund
  — Managing Director, 2012 to 2015
- Chartwell Capital Management Co., Inc.
  — Managing Director, 1997 to 2007
- Tribune Media Company, 1979 to 1995
  — Chief Revenue Officer and Senior Vice President, Advertising and Marketing, The Baltimore Sun Company, 1992 to 1995
  — Various positions, 1979 to 1992

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

- Atlanta Braves Holdings, Inc., since 2023
- Synovus Financial Corp., since 2017
- Landstar System, Inc. (non-executive chair), since 1998

FORMER PUBLIC COMPANY DIRECTORSHIPS

- CTS Corporation, 2010 to 2020

Key Experience and Qualifications: In light of Ms. Murphy's significant experience in leading complex companies through strategic and organizational change and serving as a public company director, as well as her background in media, communications and marketing, the Board has concluded that Ms. Murphy should be re-elected.

Juan Perez



■ **Independent**

Age: 58
Director since: 2025

CAREER HIGHLIGHTS

- Salesforce.com, Inc. (customer relationship management technology)
  — Executive Vice President and Chief Information Officer, since 2022
- United Parcel Service, Inc., 1990 to 2022
  — Various leadership positions, including serving as Chief Information and Engineering Officer from April 2017 to March 2022 and Chief Information Officer from March 2016 to April 2017

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

- Wabtec Corporation, since 2025
- The Hershey Company, since 2020

Key Experience and Qualifications: In light of Mr. Perez's expertise in leveraging performance-enhancing strategies across operations and operational planning, as well as his technology skills and capabilities and experience leading data and digital strategies, the Board has concluded that Mr. Perez should be elected.

Peter R. Porrino



■ **Independent**

Age: 68
Director since: 2019

COMMITTEES

■ **Audit (Chair)**

CAREER HIGHLIGHTS

■ XL Group Ltd (insurance and reinsurance)
— Senior Advisor to the Chief Executive Officer, 2017 to 2018
— Executive Vice President & Chief Financial Officer, 2011 to 2017

■ Ernst & Young LLP
— Global Insurance Industry Leader, 1999 through 2011

■ Consolidated International Group
— President & Chief Executive Officer, 1998 to 1999

■ Zurich Insurance Group
— Chief Financial Officer & Chief Operating Officer of Zurich Re Centre, 1993 to 1998

■ Ernst & Young LLP
— Auditor, 1978 to 1993

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

■ None

Key Experience and Qualifications: In light of Mr. Porrino's professional experience related to the global insurance industry, as well as his experience in finance, accounting and risk management, the Board has concluded that Mr. Porrino should be re-elected.

John G. Rice



■ **Lead Independent Director**

Age: 68
Director since: 2022

COMMITTEES

■ **Nominating and Corporate Governance**

CAREER HIGHLIGHTS

■ General Electric Company (multinational conglomerate)
— Non-Executive Chairman, GE Gas Power, 2018 to 2020
— Vice Chairman, GE, 2005 to 2018
— President & Chief Executive Officer, GE Global Growth Organization, 2010 to 2017
— Various other senior positions, including:
  • President & Chief Executive Officer, GE Technology Infrastructure, 2005 to 2010
  • Vice Chairman, GE Industrial, 2005 to 2007
  • President and Chief Executive Officer, GE Energy, 2000 to 2005
  • Senior Vice President, GE Power Systems, 2000 to 2003
  • Vice President, GE Transportation Systems, 1997 to 1999

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS

■ Baker Hughes Company, since 2017

Key Experience and Qualifications: In light of Mr. Rice's public company leadership experience, including leading complex, global organizations and his experience in finance, operations, business transformation, technology and digital strategies, the Board has concluded that Mr. Rice should be re-elected.

Vanessa A. Wittman



■ **Independent**

Age: 57
Director since: 2023

COMMITTEES
- ■ **Audit (Financial Expert)**
- ■ **Risk (Chair)**

CAREER HIGHLIGHTS
- ■ Glossier, Inc. (consumer products)
  — Chief Financial Officer, 2019 to 2022
- ■ Oath Inc.
  — Chief Financial Officer, 2018 to 2019
- ■ Dropbox, Inc.
  — Chief Financial Officer, 2015 to 2016
- ■ Motorola Mobility Holdings, Inc.
  — Chief Financial Officer, 2012 to 2014
- ■ Marsh & McLennan Companies
  — Executive Vice President & Chief Financial Officer, 2008 to 2012

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS
- ■ Oscar Health, Inc., since 2021
- ■ Booking Holdings Inc., since 2019

FORMER PUBLIC COMPANY DIRECTORSHIPS
- ■ Ulta Beauty, Inc., 2014 to 2019
- ■ Sirius XM Holdings, Inc. 2011 to 2018

Key Experience and Qualifications: In light of Ms. Wittman's experience as a seasoned public company director and senior financial executive in global organizations across a range of industries, including insurance, consumer products and technology as well as her experience in risk management, the Board has concluded that Ms. Wittman should be re-elected.

Peter Zaffino



■ **Chairman &
    Chief Executive Officer**

Age: 58
Director since: 2020

CAREER HIGHLIGHTS
- ■ American International Group, Inc.
  — Chairman, since 2022
  — Chief Executive Officer, since 2021; President, since 2020
  — Executive Vice President & Global Chief Operating Officer, 2017 to 2021
  — Chief Executive Officer, General Insurance, 2017 to 2019
- ■ Marsh & McLennan Companies, Inc.
  — Various senior positions, including:
    • Chairman for the Risk and Insurance Services segment, 2015 to 2017
    • Chief Executive Officer of Marsh, LLC, 2011 to 2017
    • President & Chief Executive Officer of Guy Carpenter, 2008 to 2011
    • Guy Carpenter, 2001 to 2008
- ■ GE Capital, 1995 to 2001

OTHER CURRENT US PUBLIC COMPANY DIRECTORSHIPS
- ■ None

FORMER PUBLIC COMPANY DIRECTORSHIPS
- ■ Corebridge Financial, Inc. (chair), 2021 to 2024

Key Experiences and Qualifications: In light of Mr. Zaffino's deep insurance expertise, leadership capabilities, financial, operational and transformation skills, and his continued exceptional performance as our CEO, the Board has concluded that Mr. Zaffino should be re-elected.

Corporate Governance

Our Continuing Commitment to Effective and Robust Corporate Governance Practices

The Board is committed to effective corporate governance practices that are designed to maintain high standards of oversight, accountability, integrity and ethics while promoting the long-term interests of our shareholders. The Board continuously reviews and considers these practices to enhance its effectiveness.

Our governance framework enables our independent, experienced and accomplished directors to provide advice, insight and oversight that will advance the interests of the Company and our shareholders. We have long strived to maintain sound governance standards, as reflected in our By-Laws, Certificate of Incorporation, Director, Officer and Senior Financial Officer Code of Business Conduct and Ethics, Corporate Governance Guidelines, committee charters, our systematic approach to risk management and our commitment to transparent financial reporting and strong internal controls.

The Board regularly reviews our corporate governance documents and makes modifications from time to time to reflect recent developments and investor feedback to ensure their continued effectiveness. In 2023, the Board completed a comprehensive review of the committee charters and Corporate Governance Guidelines to broaden the responsibilities of the Lead Independent Director and strengthen our corporate governance practices.

In 2024, the Board made further enhancements to our corporate governance documents. This included updating the Risk Committee's responsibilities as listed in its charter to reflect the committee's current focus. The Board also modified the Corporate Governance Guidelines to provide more flexibility in committee chair rotation, providing that consideration should be given to rotating a chair after approximately five to seven consecutive years of service as chair. Also, given the Board's robust refreshment processes, including rigorous screening of potential director candidates, meaningful annual board evaluations, detailed reviews of director expertise and careful monitoring of the Board's composition, the Board determined that the age limit for directors in our Corporate Governance Guidelines was no longer necessary.

In 2024, the Board adopted a new comprehensive statement on director expectations. The statement goes beyond our Corporate Governance Guidelines to provide very specific expectations for our directors related to our primary values of integrity, diligence, teamwork, impact and independence. The director expectations were incorporated into our Board evaluation process.

We encourage you to visit the Leadership and Governance page of our website (www.aig.com) where you can access more information about our corporate governance.

Highlights of our governance framework follow.

The Board is Accountable and Committed to Shareholder Rights

- Annual director elections
- Majority voting for directors in uncontested elections
- Shareholders have proxy access
- Shareholders can act by written consent
- Shareholders holding 25 percent of voting stock can call special meetings
- Stringent share ownership requirements for directors and senior management
- No hedging, short sales or pledging of AIG securities
- Clawback policies that provide protections beyond those required by NYSE
- Annual advisory vote on executive compensation
- Active and ongoing shareholder engagement

- Shareholders have equal voting rights per share
- Certificate of Incorporation and By-Laws do not impose supermajority voting requirements
- Annual Board, committee and director evaluations
- Directors are subject to limitations on board service at other public companies
- Directors' equity awards are not paid until they retire from the Board
- No director attending less than 75 percent of regular Board and applicable committee meetings for two consecutive years will be re-nominated absent extraordinary circumstances

The Board is Independent and Highly Skilled

- All director nominees are independent, except for our Chairman & CEO, Mr. Zaffino

- All standing committees are comprised entirely of independent directors

- Independent directors meet regularly without management in conjunction with regularly scheduled Board and committee meetings

- Lead Independent Director role is comprehensive and consequential with explicit responsibilities

- The NCGC regularly reviews the composition of our Board, taking into consideration the skills, experience, viewpoints and backgrounds of the existing directors, both individually and as a group

The Board and its Committees are Actively Engaged in Oversight

- The Board, directly and through its committees, oversees our strategic, capital and financial plans as well as our ERM practices, including cybersecurity, sustainability and human capital risks

- The Board, through the CMRC, annually evaluates CEO performance and oversees executive compensation and human capital management practices and programs, including retention, talent development, compensation and benefits

- The Board, directly and through the NCGC, oversees succession planning for the Chairman & CEO and our policies, practices and reporting with respect to current and emerging public policy issues of significance to the Company, including issues relating to sustainability, corporate social responsibility, government relations and lobbying

- The Board, through the Audit Committee, oversees financial and compliance risk exposures and our Internal Audit function

- The Board, through the Risk Committee, oversees our ERM and risk framework, risk profile and operational risks

Board Meetings and Attendance in 2024

98%	10	18	98%
Average attendance by directors at the Board meetings held during 2024	Board meetings	Committee meetings	Average attendance by directors at committee meetings

In conjunction with each regularly scheduled Board and committee meeting, the independent directors meet in sessions without management. These sessions are led by the Lead Independent Director and committee chairs following Board and committee meetings, respectively.

Under the Corporate Governance Guidelines, directors are expected to attend the Annual Meeting. Each of the directors who stood for election at the 2024 Annual Meeting participated in that meeting.

Board Leadership Structure

Peter Zaffino Holds the Combined Role of Chairman and CEO

The Board elected Peter Zaffino to the position of Chairman of the Board, effective January 1, 2022. The Board does not have a policy about whether the roles of Chairman of the Board and CEO should be separate or combined. Rather, the Board believes that the present structure, which includes a Lead Independent Director with well-defined responsibilities, provides the Company and the Board with exemplary leadership, appropriate independent oversight of management, and continuity of experience that complements ongoing Board refreshment and aligns with the importance of maintaining a single voice in leadership communications to shareholders, the investor community, employees and other stakeholders.

Under the terms of our 2022 employment agreement with Mr. Zaffino, for the duration of the agreement's five-year term, Mr. Zaffino will be nominated to serve as a member of the Board, and, if elected by the shareholders, will serve as the Chairman.

The Lead Independent Director Has Well-Defined Responsibilities

Our By-Laws and Corporate Governance Guidelines require that the Board select a non-management director to serve as Lead Independent Director when the Board Chair is not independent. The Board believes that a Lead Independent Director with well-defined responsibilities enhances the effectiveness of the independent directors, improves risk management and oversight and provides a channel for independent directors to candidly raise issues or concerns for the Board's consideration. In 2023, the Lead Independent Director's responsibilities were further broadened to ensure the role has a strong voice.

Mr. Rice currently serves as our Lead Independent Director. His intimate understanding of the Company's business and strategy serve as an invaluable resource to Mr. Zaffino and senior management as they set and execute the strategy of the Company. Mr. Zaffino and Mr. Rice maintain consistent and transparent communication and regularly discuss matters related to strategy, risk and business opportunities. Mr. Rice also serves as an effective liaison between management and the Board due to the strong relationships that he has built with both Mr. Zaffino and his fellow non-management directors.

Chairman and Lead Independent Director Responsibilities

Responsibility	Chairman	Lead Independent Director
Provide leadership to the Board in its oversight of management	■	
Chair meetings of the Board and the annual shareholder meeting	■	
Communicate with shareholders, government officials and other stakeholders	■	■
Set agendas for, and schedule meetings of, the Board	■	■
Review and approve agendas for each committee of the Board and coordinate with the committee chairs to schedule committee meetings	■	
Review the quality, quantity, appropriateness and timeliness of information provided to the Board	■	■
Confer regularly with the Lead Independent Director on matters of importance, including with respect to management, operational and other business developments that may require action or oversight by the Board	■	
Provide advice, guidance and assistance to the Chairman		■
Call and chair the executive sessions of the independent directors, in conjunction with each regularly scheduled meeting of the Board, and call and chair additional executive sessions and meetings of the independent directors, as needed		■
Coordinate with the chair of the NCGC with respect to identifying and evaluating candidates qualified to serve as directors on the Board	■	■
Coordinate with the chair of the NCGC with respect to the format and process for the performance evaluations of the Board and its committees	■	■
Chair meetings of the Board in the absence of the Chairman		■
Serve as a liaison and facilitate communication between the Chairman and the Independent Directors		■
Confer regularly with the Chairman on matters of importance that may require action or oversight by the Board		■
Carrying out such other duties as are requested by the independent directors, the Board, or any of its committees from time to time		■

We Generally Limit Service on Other Company Boards

The Board values the experience directors bring from other public company boards on which they serve, but acknowledges that such service may also present significant demands on a director's time and availability and may present other conflicts. In these circumstances, under our Corporate Governance Guidelines, a director must obtain the consent of the Chairman & CEO and chair of the NCGC before joining the board of another company. In addition, absent special circumstances, the Board generally imposes the following limits:

- A director may not serve on the boards of more than three public companies (other than AIG Parent or a company in which AIG has a significant equity interest)

- A director who is an executive officer of another public company may not serve on the board of more than one public company (other than AIG Parent and the public company for which such director serves as an executive officer)

- A member of the Audit Committee may not serve on more than two audit committees of other public companies

- Our CEO may not serve on the board of more than one public company (other than AIG Parent or a company in which we have a significant equity interest)

All of our director nominees meet these guidelines.

Director Orientation and Continuing Education

All new directors participate in a robust and comprehensive director orientation during which they meet with senior executives, fellow directors and our independent auditor. New directors receive extensive written orientation materials to familiarize them with our business and strategic priorities, the insurance industry, our accounting practices, our culture, policies, practices and history, and the legal, compliance and ethical responsibilities of public company directors and other matters critical to the ability of a new director to fulfill his or her responsibilities.

In 2024, we implemented a new director orientation program that involved a mix of both one-on-one and group meetings and educational sessions with management. The sessions provided overviews of the business and various functions as well as our reserving practices, the regulatory environment and the core responsibilities of public company directors. The sessions were open to all directors, many of whom attended.

We believe that director education is vital to the ability of directors to fulfill their roles and we provide varied opportunities to support their continuous learning. Additionally, a continuing education program is carefully curated for all directors regarding matters relevant to the Company. Directors are encouraged to attend outside continuing education programs and are reimbursed for the cost of such programs and related expenses.

The Board's Evaluation Process

In addition to regularly reviewing its leadership structure, the Board believes that a thorough and constructive performance evaluation process is an important element of good corporate governance to promote Board effectiveness and continuous improvement. Accordingly, the Board and its committees conduct an annual formal performance evaluation process. The NCGC determines the format and process for the performance evaluations in coordination with the Chairman & CEO and the Lead Independent Director.

The performance evaluation process is designed to facilitate ongoing, systematic examination of the Board's and committees' effectiveness and accountability, and to identify opportunities for improving operations and procedures. The process for the performance evaluations may be conducted with or without a third-party facilitator who specializes in corporate governance and solicits anonymous feedback. A third-party facilitator was recently used in the annual evaluation process in 2023. When a third-party facilitator is not utilized, the Board conducts the process internally.

How it Worked in 2024	■ The NCGC approved the format and process for the performance evaluations for the Board committees and Individual directors.
	■ The performance evaluations were part of a thorough process, including self-assessments in executive sessions and interviews by the Lead Independent Director and the NCGC Chair.
	■ The Lead Independent Director and NCGC Chair reported to the full Board on the performance evaluations and feedback received, and led a discussion of opportunities for refinement and change.
How Performance Evaluations Contribute to Board Performance	■ The self-assessments are intended to collect the perspectives of each director and assess various indicators of effective governance, including Board size and composition, communication among directors, Board dynamics and director onboarding.
	■ The performance evaluation process has in the past led to Board refreshment actions, further evolved the evaluation process, streamlined Board and committee meeting materials and agendas and improved meeting discussions.

Areas of Board Oversight

The Board fulfills its oversight role with respect to our strategic priorities through year-round discussions and presentations covering Company-wide and business unit-specific updates.

In 2024, the Board conducted a two-day strategy session with a concentrated focus on technology, cybersecurity and data and digital strategies. Among other topics, the meetings covered our GenAI and LLM solutions to support business growth. The Board also toured our Cyber-risk Defense Center and engaged in robust dialogue with our cybersecurity experts.

Board Oversight of Risk Management

We consider risk management an integral part of our business strategy and a key element of our approach to corporate governance. We have an integrated process for managing risks throughout our organization in accordance with our firm-wide risk appetite.

Board of Directors

The Board, directly or through its committees, oversees our risk management policies and practices, including our risk appetite statement, and regularly discusses risk-related issues. The Board oversees the management of risk, including those related to insurance, market, credit, capital, liquidity, operational, technology and business and strategy, through the complementary functioning of the committees.



Audit Committee

- Discusses with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies

- Reviews with management any significant legal, compliance or regulatory risks

Risk Committee

- Assists the Board in overseeing and reviewing information regarding enterprise risk management and our overall risk framework, and management's identification, measurement, management and reporting of key risks

- Annually reviews, and recommends to the Board that it approve, the risk appetite statement

Compensation and Management Resources Committee

- Oversees the assessment of the risks related to our human capital and compensation programs and policies, including the administration of policies regarding the recoupment, repayment or forfeiture of compensation

- Receives periodic reports from our Chief Risk Officer on risk assessments of our compensation programs and policies

Nominating and Corporate Governance Committee

- Oversees and reports to the Board on risks related to director independence and related party transactions, public policy and lobbying activities, and sustainability-related issues

Management

Management has the day-to-day responsibility for assessing and managing our risk exposure, and the Board and its committees provide oversight in connection with those efforts, with particular focus on reviewing our most significant existing and emerging risks.

Board Oversight of Cybersecurity

Like other global companies, we continue to witness the increased sophistication and activities of unauthorized parties attempting cyber and other computer-related penetrations such as "denial of service" attacks, phishing, untargeted but sophisticated and automated attacks, and other disruptive software in an effort to compromise systems, networks and obtain sensitive information. Cybersecurity risks may also derive from unintentional human error or intentional malice on the part of employees or third parties who have authorized access to our systems or information. We require employees to complete regular training on cyber-related topics.

We maintain a documented Information Security Program (the Program) that is informed by industry standards, frameworks and best practices and is designed to protect the confidentiality, integrity and availability of our information assets and systems that store, process or transmit information.

Our Board oversees the Program and the management of risks from cybersecurity threats. The Board reviews and monitors our business and technology strategy, including the policies, processes and practices that management implements to address risks from cybersecurity threats. The Board believes that all directors are responsible for oversight of these matters given the increasing importance of cybersecurity to our risk profile, as well as the significant role our technology strategy plays in our strategic priorities. The Chief Information Officer, Chief Information Security Officer (CISO) and Chief Risk Officer provide updates to the Board as appropriate.

We have an established issue escalation protocol for technology incidents, including cyber related incidents. In the event of a material cybersecurity incident, the Board will receive prompt information and ongoing updates about the incident.

At least once each year, the Board discusses our approach to cybersecurity risk management with the CISO. The CISO and regional/country information security officers regularly present to our regional and country leadership boards on material cyber risks and our information security posture and strategy. In 2024, the Board toured our Cyber-risk Defense Center and engaged in robust dialogue with our cybersecurity experts.

Board Oversight of Human Capital Management

Our talented and dedicated colleagues are our greatest asset and support our culture of underwriting expertise and excellence. To this end, we place significant focus on human capital management; namely retaining, developing and attracting high caliber talent.

Our CMRC is responsible for overseeing human capital management practices and programs, including retention, talent development and compensation and benefits. Management periodically reports to the CMRC on our various human capital management initiatives and metrics, including succession planning for key roles.

CEO Succession Planning

The NCGC oversees and reports to the Board on succession planning with respect to the CEO. In 2024, we made enhancements to our CEO succession planning, including retaining a third-party firm to assist in augmenting and facilitating the process. CEO succession planning is regularly reviewed by the Board.

Our Board, together with management, has developed steps to address emergency CEO planning in extraordinary circumstances. Our emergency CEO succession planning is intended to enable us to respond to an unexpected vacancy by continuing our safe and sound operation and minimizing potential disruption or loss of continuity to our business and operations.

Management Succession Planning

The Board recognizes the importance of management succession planning. To this end, under our Corporate Governance Guidelines, our Chief Executive Officer periodically presents a management succession plan for our executive leadership team to the Board. The plan includes readiness assessments and career development opportunities for key positions.

In addition, management periodically performs larger organizational talent reviews, through which top internal talent is identified and career development and succession plans are created for roles several levels below the CEO. The succession plans for critical roles are evaluated to assess the strength, depth and readiness of our talent bench. The vast majority of critical roles have at least one identified internal successor.

We are focused on raising the profile of high performing employees and assisting our top leaders to develop skills, behaviors and leadership acumen to continue the successful transformation of the business. Furthermore, as technology evolves, management continues to focus on the skills and tools needed by our colleagues for the AIG of the future with robust training and development programs.

Competitive Compensation and Benefits

We seek to align compensation with individual and Company performance and provide the appropriate market-competitive incentives to attract, retain and motivate employees to achieve outstanding results.

Management and the CMRC engage the services of third-party compensation consultants to help monitor the competitiveness of our incentive programs. We provide a performance-driven compensation structure that consists of base salary and, for eligible employees, short- and long-term incentives. We also offer comprehensive benefits to support the health, wellness, work-life balance and retirement preparedness/savings needs of our employees, including, for eligible employees, subsidized health care plans, life and disability insurance, wellness and mental health benefits, legal assistance, paid time off, 16 hours of paid volunteer time off, 2:1 matching grants for eligible charitable donations, parental and bonding leave and both matching and Company 401(k) contributions for eligible employees.

Talent Development

Equipping our people with the skills and capabilities to be successful and contribute is another priority. We do this by giving our employees access to meaningful tools and resources to assist in their professional development no matter where they are in their career paths. We offer numerous learning opportunities to support the development of our employees. All online learning programs are accessible through a global learning management system, Your Learning Journey. Through these programs, employees can increase their insurance and business knowledge, build critical job skills and earn continuing education credits.

We also place significant importance on promoting internal talent and succession planning. Accordingly, we use a globally consistent streamlined process to support succession planning and talent development. This approach helps identify a pipeline of talent for positions at all levels of the organization and the actions needed to support their development. In 2024, 39 percent of all our open positions were filled with internal talent.

Health and Wellness

The health, safety and wellness of our employees is a priority. We offer numerous benefits and wellness programs focused on the physical, social and financial wellness of our employees. Nearly every country in which we operate has an Employee Assistance Program (EAP), which provides employees with confidential counselling, mental health resources and information to help employees and their dependents through times of stress and anxiety. In many countries where local market and regulations permit, our EAP and other programs also offer work-life balance assistance, eldercare advice, bereavement support and legal and financial guidance.

We also maintain the AIG Compassionate Colleagues Fund (the Fund), which enables the Company and its employees to provide direct relief to help eligible colleagues overcome unforeseen financial hardships and disasters. Since its inception in 2021, the Fund has helped more than 2,500 employees overcome serious financial hardships and disasters through financial support funded by contributions by the Company and other employees.

Culture of Inclusion

We strive to create an inclusive workplace that provides equal opportunities for all colleagues. We believe in building a culture where everyone is valued and celebrated for who they are and where all perspectives are welcome.

Board Oversight of Sustainability Matters

We assess the potential impact from climate-related issues on our business, strategy and financial planning over short-, medium- and long-term time horizons. We consider abiding by and upholding sustainability principles as a part of our strategic priority to become a top performing company and promote value creation; to help protect businesses, families and individuals against the impacts of unexpected losses; to advance the discipline of reducing uncertainty in the world; and to further establish our leadership in insurance, investments and business.

We consider both direct physical impacts and indirect effects that may emerge through transition risks, particularly those driven by new legal and regulatory requirements. We also consider evolving investor, client and broker expectations. Our sustainability priorities align with our core strategic objectives and focus on future proofing communities.

The NCGC oversees and reports to the Board as necessary with respect to sustainability, corporate social responsibility and lobbying and public policy matters.

Additional Information Available in Sustainability Reports

For more information on how we identify and address sustainability and governance topics, please see our 2023 Sustainability Report, which can be found on our website at www.aig.com. This report showcases various sustainability efforts across the Company and how we see them as strategically important building blocks to support a cleaner and healthier environment, to uphold our commitment to supporting the communities where we live and work and to make these efforts accountable, scalable and repeatable. We will release our 2024 report later this year.

Board Committees

The Board has four standing committees: Audit, Compensation and Management Resources, Nominating and Corporate Governance and Risk. Each of these committees is composed exclusively of independent directors. Committee meetings are generally held in conjunction with scheduled Board meetings and additional meetings are held as needed, including meetings of the Audit Committee to review quarterly and year-end earnings reports.

Each committee operates under a written charter – all of which are available on our website (www.aig.com). Each charter is reviewed annually by the respective committee. Under those charters, each committee has the authority to retain independent advisors to assist in the performance of its responsibilities. Each committee reviews reports from senior management and reports its actions to, and discusses its recommendations with, the full Board.

In 2023, the Board undertook an in-depth review of each committee charter and adopted significant changes including (i) elevating oversight of capital, liquidity and other financing matters to the full Board, (ii) streamlining the duties of the Risk Committee, and (iii) moving succession planning for the CEO to the NCGC.

In 2024, after reflecting on shareholder satisfaction with our current governance practices and developments in the law and corporate governance practices, the Board determined that no revisions were required to committee charters, other than certain updates to the Risk Committee charter. In light of our substantial transformation which significantly strengthened our balance sheet and financial flexibility and our evolving needs as a company, the Risk Committee is now principally focused on operational risks, including both existing and emerging risks, and coordinates closely with our Chief Risk Officer on key areas for review.

All committee chairs are appointed at least annually by the Board.

The tables below reflect the committee membership and the number of committee meetings held in 2024.

Audit Committee

MEMBERS



Peter R. Porrino, Chair
Paola Bergamaschi
Vanessa A. Wittman

7 MEETINGS HELD IN 2024

PRIMARY RESPONSIBILITIES

- Assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of our internal audit function

- Reviews and discusses with management major financial risk exposures and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies

- Assists the Board in its evaluation of the qualifications, performance and independence of the independent auditor, including responsibility for the appointment, compensation, retention and oversight of the firm's work

- Assists the Board in its oversight of the performance of our internal audit function, including responsibility for the appointment, replacement, reassignment or dismissal of, and being involved in the performance reviews of, our chief internal auditor

- Assists the Board in its oversight of compliance with regulatory requirements, including reviewing periodically with management any significant legal, compliance and regulatory matters that have arisen or that may have a material impact on our business, financial statements or compliance policies, relations with regulators and governmental agencies and any material reports or inquiries from regulators and government agencies

- Approves regular, periodic cash dividends on our common stock consistent with Board-approved dividend policies

The Board has determined, on the recommendation of the NCGC, that each current Audit Committee member is: (i) financially literate in accordance with NYSE listing standards and (ii) an "audit committee financial expert" as that term is defined under SEC rules and regulations.

Compensation and Management Resources Committee

MEMBERS



Linda A. Mills, Chair
James (Jimmy) Dunne III
Diana M. Murphy

5 MEETINGS HELD IN 2024

PRIMARY RESPONSIBILITIES

- Oversees our executive compensation and benefits philosophy and policies generally, including reviewing and recommending to the Board the adoption, amendment and termination of any incentive compensation and equity-based programs that require Board approval

- Reviews and approves incentive award performance goals, objectives and metrics for Section 16 officers and evaluating their performance in light of those goals, objectives and metrics and, based on recommendations from the CEO, approving the compensation of Section 16 officers, including salary, incentive or equity compensation, and any special benefits and executive perquisites; and any hiring and severance or similar termination payments proposed to be made to any prospective, current or former Section 16 officer

- Reviews and approves annual corporate goals, objectives and metrics relevant to the compensation of the CEO and evaluates the CEO's performance in light of those goals, objectives and metrics and determines and recommends that the Board approve the CEO's compensation based on its evaluation

- Establishes and reviews compliance with stock ownership guidelines for Section 16 officers

- Oversees the assessment of the risks related to compensation programs and policies

- Oversees human capital management practices and programs, including retention, talent development, compensation and benefits

- Engages the services of an independent compensation consultant to advise on executive compensation matters

The CMRC may delegate its authority to one or more subcommittees consisting solely of one or more members of the CMRC when it deems it appropriate. The CMRC may delegate to the CEO the authority to make grants to employees other than Section 16 officers under equity compensation plans as the CMRC deems appropriate and in accordance with the terms of such plans.

Compensation and Management Resources Committee Interlocks and Insider Participation

Ms. Mills, Mr. Dunne, Ms. Murphy, Mr. Rice and Ms. Vaughan served as CMRC members during 2024. No CMRC member is or ever was an officer or employee of the Company. None of our executive officers is, or was during 2024, a member of the board of directors or compensation committee of another company that has, or had during 2024, an executive officer serving as a member of the Board or the CMRC.

Nominating and Corporate Governance Committee

MEMBERS



James Cole, Jr., Chair
Diana M. Murphy
John G. Rice

4 MEETINGS HELD IN 2024

PRIMARY RESPONSIBILITIES

- In consultation with the Chairman & CEO and the Lead Independent Director, identifies and evaluates candidates qualified to serve as directors, consistent with criteria set forth in the Corporate Governance Guidelines and recommends these individuals to the Board for nomination, election or appointment as members of the Board and committees

- Makes recommendations to the Board regarding committee and committee chair assignments and makes recommendations to the Board as to determinations of director independence

- Reviews the appropriate size and composition of the Board and its committees and, where appropriate, recommends changes to the Board

- Oversees and reports to the Board on CEO succession planning

- Oversees the performance evaluation of the Board and its committees

- Reviews and makes recommendations to the Board regarding the form and amount of independent director compensation and the minimum stock ownership guidelines for independent directors

- Oversees our policies, practices and reporting with respect to current and emerging public policy issues of significance to the Company, including issues relating to climate, sustainability, corporate social responsibility and lobbying activities

Risk Committee

MEMBERS



Vanessa A. Wittman, Chair
Paola Bergamaschi
John C. Inglis
Linda A. Mills

2 MEETINGS HELD IN 2024

PRIMARY RESPONSIBILITIES

- Assists the Board in overseeing and reviewing information regarding our enterprise risk management and overall risk framework, and management's identification, measurement, management and reporting of key risks facing the Company

- Annually reviews, and recommends to the Board that it approve, the Risk Appetite Statement

- Reviews the selection and assessment of top risks, watch risks and emerging risks by the ERM group, including operational risk

- Reviews risk management strategies, risk mitigation strategies and controls and other matters related to the management of risks pertaining to the business

- Provides input to the CEO regarding the appointment, removal and performance of the Chief Risk Officer

Director Compensation

Highlights of our Director Compensation Program

- No fees for Board meeting attendance
- Emphasis on equity, aligning director interests with shareholders
- Formulaic annual equity grants to support independence
- Benchmarking against peers with advice from independent compensation consultant
- No compensation payable to non-independent directors for their service as directors
- Stringent director stock ownership guidelines

We use a combination of cash and deferred stock-based awards to retain and attract qualified candidates to serve as independent directors. In setting director compensation, the NCGC considers the significant amount of time that members of the Board spend in fulfilling their duties, as well as the varied and complementary skills, experience, viewpoints and backgrounds of our directors.

2024 Compensation Structure for Independent Directors

Base Annual Retainer	($)
Cash Retainer	125,000
Deferred Stock Units (DSUs) Award	185,000
Annual Lead Independent Director Cash Retainer	260,000
Annual Committee Chair Cash Retainers	
Audit Committee	40,000
Risk Committee	40,000
Compensation and Management Resources Committee	30,000
Nominating and Corporate Governance Committee	20,000

Annual Cash Retainers

The base annual cash retainer, Lead Independent Director retainer and committee chair retainers are payable in four equal installments on the first business day of each quarter in arrears of service for the preceding quarter. Each year, independent directors may elect to receive their base annual, Lead Independent Director and committee chair cash retainers, as applicable, in the form of DSUs. The number of DSUs granted is based on the closing price of our common stock on the date the cash retainer would otherwise be payable.

DSU Award

The annual grant of $185,000 in the form of DSUs is made for prospective service and granted at the time of our Annual Meeting for the upcoming one-year term. A pro-rated DSU award is made for directors who join the Board between annual meetings. Each DSU includes dividend equivalent rights that entitle the independent director to a quarterly payment, in the form of additional DSUs, equal to the amount of any regular quarterly dividend that would have been paid to the director if the DSU had been actual shares of stock. DSUs are settled in shares of our common stock on a one-for-one basis.

Directors may elect to defer the payment date of the DSUs granted for a calendar year, including any DSUs that were accepted instead of cash. Deferred DSUs will be paid ratably over five years after service on the Board ends. Directors may also make subsequent deferral elections at least 12 months before any DSUs are due to be paid. Without a deferral election, the DSUs will be paid promptly after the last trading day of the month in which service on the Board ends.

Matching Grants Program

Independent directors are also eligible for the AIG Matching Grants Program, through which we provide a two-for-one match on charitable donations in an amount of up to $10,000 per director annually on the same terms and conditions that apply to employees.

Stock Ownership Guidelines

Under our director stock ownership guidelines, independent directors are required to retain any shares of our common stock received as a result of an equity-based award granted by us until such time as they own shares of our common stock (including DSUs) with a value equal to at least five times the base annual retainer.

Prohibition on Hedging and Pledging

Our Insider Trading Policy prohibits directors from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to a Company compensation or benefit plan or dividend distribution, directors may not acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, the Insider Trading Policy prohibits directors from pledging AIG securities and none of the directors have pledged any AIG securities.

The following table contains information with respect to the compensation of the individuals who served as independent directors for all or part of 2024.

2024 Independent Director Compensation

Independent Directors During 2024	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)[4]	Total ($)
Paola Bergamaschi	$125,000	$184,942	$0	$309,942
James Cole, Jr.	$145,000	$184,942	$10,000	$339,942
W. Don Cornwell[5]	$46,704	$0	$10,000	$56,704
James (Jimmy) Dunne III	$125,000	$184,942	$0	$309,942
John (Chris) Inglis	$104,396	$219,906	$10,000	$334,302
Courtney Leimkuhler	$19,362	$96,801	$0	$116,163
Linda A. Mills	$155,000	$184,942	$10,000	$349,942
Diana M. Murphy	$125,000	$184,942	$0	$309,942
Peter R. Porrino	$179,945	$184,942	$0	$364,887
John G. Rice	$385,000	$184,942	$0	$569,942
Therese M. Vaughan[5]	$10,646	$0	$0	$10,646
Vanessa A. Wittman	$150,165	$184,942	$10,000	$345,107

(1) This column represents annual retainer fees, Lead Independent Director retainer fees and committee chair retainer fees, as applicable. For Mr. Cornwell, the amount includes a prorated annual retainer fee for his service as director until the date of the 2024 Annual Meeting, and does not include $3,498,425.70, which represents the value of shares of AIG Parent common stock delivered when he ceased to be a member of the Board as of the 2024 Annual Meeting in accordance with the terms of the DSUs previously granted. For Mr. Inglis, the amount includes a prorated Board retainer fee for his service as a director upon appointment to the Board, effective March 1, 2024. For Ms. Leimkuhler, the amount includes a prorated Board retainer fee for her service as a director upon appointment to the Board, effective November 5, 2024. For Mr. Porrino, the amount includes a prorated committee chair fee for his service as Chair of the Risk Committee until the date of the 2024 Annual Meeting. For Ms. Wittman, the amount includes a prorated committee chair fee for her service as Chair of the Risk Committee, effective upon her appointment to such position on May 15, 2024. For Ms. Vaughan, the amount includes a prorated Board retainer fee for her service as director until her retirement from the Board, effective January 31, 2024, and does not include $874,991.88, which represents the value of shares of AIG Parent common stock delivered when she retired from the Board in accordance with the terms of the DSUs previously granted.

(2) This column represents the grant date fair value of DSUs granted in 2024 to independent directors determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718, based on the closing price of our common stock on the date of grant.

(3) At December 31, 2024, directors had outstanding DSUs as follows: (i) Paola Bergamaschi — 7,393; (ii) James Cole, Jr. — 14,035; (iii) W. Don Cornwell — 44,385; (iv) James Dunne III — 5,390; (v) John Inglis — 2,872; (vi) Courtney Leimkuhler — 1,291; (vii) Linda A. Mills — 39,167; (viii) Diana M. Murphy — 6,625; (ix) Peter R. Porrino — 44,726; (x) John G. Rice — 12,044; (xi) Therese M. Vaughan — 11,317; and (xii) Vanessa A. Wittman — 6,625.

(4) This amount includes charitable contributions disbursed during 2024 under AIG's Matching Grants Program, through which we provide a two-for-one match on charitable donations in an amount of up to $10,000 annually per independent director.

(5) Mr. Cornwell did not stand for election at the 2024 Annual Meeting. Ms. Vaughan retired from the Board in January 2024.

Shareholder Engagement

We have developed a robust engagement program that ensures an active, constructive and ongoing dialogue with shareholders and other stakeholders throughout the year. These meetings strengthen our relationship with our shareholders and reinforce our commitment to incorporate shareholder feedback into various decisions made by the Board and management.

Year Round Shareholder Engagement Program



Summer	Fall	Winter	Spring
■ Analyze results of our annual meeting and review the key takeaways from proxy season engagement ■ Identify developments in corporate governance, executive compensation, other matters and voting trends	■ Conduct engagement meetings with shareholders ■ Obtain feedback on governance, executive compensation, sustainability and other matters	■ Review feedback from meetings with shareholders to inform the Board's continuous review of governance and executive compensation ■ Implement appropriate governance and compensation practice changes	■ File proxy statement, disclosing changes based on shareholder feedback ■ Conduct follow-up conversations with shareholders to address important annual meeting matters, as needed

Our Board prioritizes fostering and sustaining long-term, positive relationships with our shareholders and maintaining their trust. Direct engagement with shareholders helps us gain useful feedback on a wide variety of topics, including corporate governance and Board tenure, practices and oversight, executive compensation, succession planning, sustainability, business strategy and performance and related matters. Shareholder feedback also helps us better tailor our disclosure to address the interests and inquiries of shareholders.

In addition, our shareholder engagement efforts are complementary to outreach conducted by members of senior management through our Investor Relations department as they regularly meet with shareholders and participate in investor conferences in the U.S. and abroad.

2024 and Early 2025 Shareholder Engagement

During the spring and fall of 2024 as well as early 2025, we continued our efforts to engage consistently and productively with our shareholders. Our Lead Independent Director participated in some of these engagement meetings, alongside our General Counsel, Chief Human Resources Officer, Head of Total Rewards, Corporate Secretary, Head of Investor Relations and Chief Sustainability Officer. These meetings were intended to strengthen our relationship with our shareholders and develop a regular cadence for sustained outreach that positions us to engage consistently and productively with shareholders.

Reached out to 46 investors representing approximately **70%** of our shares outstanding	Held 34 meetings with investors owning approximately **54%** of our shares outstanding	During 2024, we met with **each shareholder** who accepted our invitation and accepted all inbound engagement requests	Lead Independent Director **participation** in meetings with investors owning approximately **28%** of our shares outstanding

In addition to engagement with respect to governance, executive compensation and sustainability topics, in 2024, our Investor Relations department led over 600 meetings with over 170 equity shareholders representing approximately 65 percent of our shares outstanding. Investor presentations are made available in the Investors—Webcasts and Presentations section of our website at www.aig.com/home/investor-relations/webcasts-and-presentations.

Objectives	Key Topics Discussed	Key Messages from Shareholders	Board Responsiveness
▪ Foster, promote and maintain positive relationships with shareholders ▪ Solicit feedback and open dialogue on topics that are of interest to our shareholders	▪ 2024 business transformations and accomplishments, including the completion of the multi-year strategy to deconsolidate Corebridge ▪ Board and executive leadership team refreshment and skillset ▪ Talent and succession planning for key positions ▪ Our executive compensation program ▪ Sustainability	▪ Expressed very high regard for Chairman & CEO performance ▪ Provided positive feedback on robust Lead Independent Director responsibilities and asked for additional related disclosure ▪ Encouraged more disclosure regarding talent and succession planning for CEO and critical roles below the CEO ▪ Expressed general support for our compensation program and sustainability-related projects and commitments	▪ Enhanced disclosure regarding the Lead Independent Director's involvement in strategy and risk matters ▪ Enhanced disclosure regarding talent and succession planning for CEO and critical roles below CEO ▪ Responded to specific feedback on executive compensation-related topics as detailed on page 50

Shareholder feedback is communicated directly to our Board which, in turn informs the Board's discussions on a variety of topics. The Company and the Board remain committed to consistent and substantive shareholder engagement and to incorporating shareholder perspectives in our governance and compensation decisions.

Ownership of Certain Beneficial Owners

The following table shows information as of January 31, 2025 (the Table Date), unless otherwise indicated, regarding the only persons who, to our knowledge, beneficially own more than five percent of our common stock. As of the Table Date, 595,491,407 shares of our common stock were issued and outstanding.

Shares of Common Stock Beneficially Owned

Name and Address	Number of Shares	%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	62,640,753[1]	10.5%
Capital Research Global Investors 333 South Hope Street, 55th Fl Los Angeles, CA 90071	41,770,175[2]	7.0%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	71,962,174[3]	12.1%

(1) All information provided with respect to this entity is based solely on information disclosed in a Schedule 13G/A filed with the SEC on January 25, 2024, by BlackRock, Inc. (BlackRock) reporting beneficial ownership as of December 31, 2023. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of BlackRock as well as the right to acquire our common stock within 60 days.

(2) All information provided with respect to this entity is based solely on information disclosed in a Schedule 13G filed with the SEC on February 9, 2024, by Capital Research Global Investors reporting beneficial ownership as of December 31, 2023. Item 4 to this Schedule 13G provides details as to the voting and investment power of Capital Research Global Investors as well as the right to acquire our common stock within 60 days.

(3) All information provided with respect to this entity is based solely on information disclosed in a Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group reporting beneficial ownership as of December 31, 2023. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of The Vanguard Group as well as the right to acquire our common stock within 60 days.

The following table summarizes the ownership of our common stock by (1) each of our current directors, (2) each of our 2024 named executives and (3) our current directors and executive officers as a group. The directors and executive officers have sole voting and investment power with respect to the shares of common stock listed.

Common Stock Owned Beneficially as of January 31, 2025	Amount and Nature of Beneficial Ownership[1]	% of Class
Paola Bergamaschi	7,393	*
James Cole, Jr.	14,035	*
James (Jimmy) Dunne III	5,390	*
Charles Fry	46,076	*
Jonathan Hancock	250,785	*
John (Chris) Inglis	4,851	*
Courtney Leimkuhler	1,291	*
Linda A. Mills	39,167	*
Diana M. Murphy	6,625	*
Juan Perez	—	*
Peter R. Porrino	44,726	*
Sabra R. Purtill[2]	111,145	*
John G. Rice	22,044	*
Claude Wade	68,978	*
Keith Walsh	—	*
Vanessa A. Wittman	6,625	*
Peter Zaffino	1,946,890	*
All current directors and current executive officers as a group (24 individuals)	2,903,420	*

* None of the directors, the named executives or the directors and executive office rs together as a group owned more than one percent of our common stock as of January 31, 2025.

(1) Amount of equity securities shown includes (i) shares of common stock underlying options which may be exercised within 60 days as follows: Fry — 27,003 shares; Hancock — 177,680 shares; Purtill— 95,852 shares; Wade — 46,522 shares; Walsh — 0 shares; and Zaffino — 1,305,924 shares and all current directors and current executive officers as a group— 1,824,086 shares; and (ii) DSUs granted to each independent director with delivery of the underlying common stock deferred until such director ceases to be a member of the Board, as follows: Bergamaschi— 7,393 shares; Cole — 14,035 shares; Dunne — 5,390 shares; Inglis— 2,872 shares; Leimkuhler — 1,291 shares; Mills— 39,167 shares; Murphy— 6,625 shares; Perez -- 0; Porrino— 44,726 shares; Rice — 12,044 shares and Wittman — 6,625 shares.

(2) Ms. Purtill ceased to be an executive officer on November 8, 2024.

Proposal 2
Advisory Vote to Approve Named Executive Officer Compensation

What am I voting on?

We are asking shareholders to approve, on an advisory basis, the 2024 compensation of our named executive officers as disclosed in this Proxy Statement.

Voting Recommendation ✔

The Board unanimously recommends a vote **FOR** the 2024 compensation of our named executives.

This advisory vote regarding executive compensation is being requested in accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC. This advisory vote is not binding on the Board or the Company. However, the CMRC will consider the outcome of the vote when considering future executive compensation arrangements.

Proposal 3 in this Proxy Statement recommends that the advisory shareholder vote on executive compensation continue to occur annually as a corporate governance best practice. Should the Board, after considering the outcome of Proposal 3, decide that the advisory shareholder vote on executive compensation continue to occur annually, we will include an advisory vote on executive compensation on an annual basis at least until the next shareholder advisory vote on the frequency of such votes (no later than our 2031 Annual Meeting of Shareholders).

The Board and the CMRC believe that our executive compensation program has effectively aligned pay with performance, while facilitating the retention of highly talented executives who are critical to our long-term success. Accordingly, the Board recommends that shareholders vote **FOR** the following resolution:

RESOLVED: that the shareholders of the common stock of AIG Parent approve, on an advisory basis, the compensation of AIG Parent's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and in the related narrative disclosures contained in this Proxy Statement.

Compensation Discussion and Analysis

At a Glance

Executive Summary — **42**

2024 Executive Compensation At-a-Glance — 42

2024 Performance and Pay Alignment Highlights — 44

Overview of 2024 Executive Compensation Decisions — 45

Compensation Design — **45**

Our Philosophy — 45

Compensation Best Practices — 47

Equity Awards Timing Polices and Practices — 47

Balanced Compensation Framework — 48

Use of Market Data — 49

Engagement with Shareholders on Executive Compensation Topics — 50

Compensation Governance — **51**

Role of the CMRC — 51

Decision-Making Process — 51

2024 Compensation Decisions and Outcomes — **52**

2024 Base Salary — 52

2024 Short-Term Incentive Awards — 53

2024 Annual Long-Term Incentive Awards — 61

2024 Special Awards — 63

2022 Performance Share Units Achievement — 64

Indirect Elements of Compensation — **65**

2025 Compensation Program Design — **66**

2025 Short-Term Incentive Program Structure — 66

2025 Long-Term Incentive Program Structure — 66

Managing Compensation Risk — **67**

Compensation Risk Review — 67

Clawback Policies — 67

Stock Ownership Guidelines — 68

Anti-Hedging and Anti-Pledging Policies — 69

Additional Information — **69**

Use of Non-GAAP Financial Metrics — 69

Tax and Accounting Considerations — 69

Compensation and Management Resources Committee Report — **69**

2024 Current Named Executives


Peter Zaffino
Chairman & Chief Executive Officer


Keith Walsh
Executive Vice President & Chief Financial Officer


Charles Fry
Executive Vice President, Reinsurance and Risk Capital Optimization


Jonathan Hancock
Executive Vice President & Chief Executive Officer, International Commercial and Global Personal Insurance


Claude Wade
Executive Vice President, Chief Digital Officer and Global Head of Business Operations & Claims

2024 Former Named Executive


Sabra R. Purtill[1]
Former Executive Vice President & Chief Financial Officer

---

(1) Sabra R. Purtill held the position of Executive Vice President and Chief Financial Officer until November 8, 2024.

Executive Summary

2024 Executive Compensation At-a-Glance



Chairman & CEO Annual Target Direct Compensation as of December 31, 2024

At Risk Pay, Subject to Clawback **92.5%**

7.5% — Base Salary
22.5% — Short-Term Cash Incentive
70% — Long-Term Equity Incentive

Average Annual Target Direct Compensation of Other Current Named Executives as of December 31, 2024

At Risk Pay, Subject to Clawback **78.9%**

21.1% — Base Salary
35.4%
43.5%

2024 Short-Term Incentive (STI) Program



Target Short-Term Incentive Award ($)

×

Company Performance Score (0-150%)

×

Individual Performance Score (0-150%)

=

Actual Short-Term Incentive Award ($) (up to 200%)

Single Corporate Performance Scorecard: Four Equally Weighted Financial Metrics

1. Accident Year Combined Ratio, as adjusted*
2. Diluted Adjusted After-tax Income Attributable to AIG Common Shareholders Per Share*[1]
3. Adjusted Return on Equity*
4. AIG Parent General Operating Expenses Exit Run-Rate*

Individual Performance Scorecards: Four Core Areas

1. Financial
2. Strategic
3. Operational
4. Organizational

All awards are subject to an overall cap of 200% of target

---

*   Items in this Compensation Discussion and Analysis that are marked with an asterisk are non-GAAP financial measures which are used as performance measures in our incentive compensation programs. We make adjustments to U.S. GAAP financial measures for purposes of these metrics. See Appendix A for an explanation and/or a reconciliation of how these metrics are calculated from our audited financial statements.

(1)   The Diluted AATI Attributable to AIG Common Shareholders Per Share* metric is no longer normalized.

2024 Annual Long-Term Incentive Award Allocation[(1)]


Performance Based
100%
25%
Chairman & CEO
75%
Stock Options
Align with shareholder interests by rewarding stock price appreciation and shareholder value creation
25%
Other Current NEOs
25%
50%
Performance Based
75%
Restricted Stock Units
Further align the financial interests of our executive leadership team with our shareholders while supporting retention
Performance Stock Units
Align with shareholder expectations and reward the achievement of sustained improvement in key industry indicators of overall profitability
Diluted AATI Attributable to AIG Common Shareholders Per Share*2
Consecutive Annual Improvement each year in the performance period
25%
+
AYCR, as adjusted*
Annual improvement over three-year period
25%
+
AIG Parent GOE Exit Run-Rate*
Achievement of targets
25%
+
Relative TSR
relative to a General Insurance peer group over three years
25%

(1) Reflects target annual LTI award allocations and excludes any special awards.

(2) The Diluted AATI Attributable to AIG Common Shareholders Per Share* metric is no longer normalized.

2024 Performance and Pay Alignment Highlights

We continued to deliver strong profitability and growth across our businesses in 2024 while strengthening our capital structure and improving our financial performance.

Successful Completion of Multi-Year Strategic Initiatives with the Deconsolidation of Corebridge and Divestitures of Non-Core Businesses

In June 2024, the four-year journey to separate our Life & Retirement business was successfully completed with the full deconsolidation of Corebridge.

In December 2024, we completed the sale of the Personal Travel Business.

These dispositions further enhance our financial flexibility and position our core portfolio with businesses for sustainable, profitable growth with a leaner, more agile operating model.

Strong Performance in General Insurance

Our multi-year focus on and commitment to underwriting excellence yielded strong and stable results for 2024. We delivered $1.9 billion of underwriting income, which contributed to over $7 billion of cumulative underwriting income since 2021.

Generated net premiums written of $23.9 billion, supported by new business growth, strong retention and rate discipline.

Delivered combined ratio below 92% and accident year combined ratio, as adjusted* below 89% for a third consecutive year.

Outstanding Balanced Capital Management Strategy Supporting Financial Strength, Growth and Shareholder Return

In 2024, we repurchased $6.6 billion of our common stock and paid $1.0 billion in common stock dividends. We also increased our quarterly cash dividend by 11 percent to $0.40 per share in the second quarter. This marked the second consecutive year of double-digit percentage dividend increases.

We reduced general borrowings by $1.6 billion and ended the year with AIG Parent liquidity sources of $10.7 billion.

Our incentive plans reflect measures of success directly aligned to our strategic priorities. These achievements, combined with individual performance, contributed to short-term incentives being earned at an average of 180 percent of target for our current named executives and 2022 PSUs being earned at 178 percent of target.

Overview of 2024 Executive Compensation Decisions

Annual target compensation for current named executives, informed by market practices in our peer group

2024 Annual Compensation Component	Zaffino	Walsh[1]	Fry[2]	Hancock[2]	Wade
Base Salary	$1,500,000	$1,000,000	$1,023,848	$1,023,848	$1,000,000
Target STI	$4,500,000	$1,500,000	$1,535,772	$1,738,014	$2,000,000
Target LTI	$14,000,000	$2,500,000	$2,050,856	$2,361,977	$1,500,000
Target Direct Compensation	$20,000,000	$5,000,000	$4,610,476	$5,123,839	$4,500,000

Annual compensation decisions, informed by target compensation, Company performance and individual performance

	Zaffino	Walsh	Fry	Hancock	Wade
2024 Actual STI Payment	$9,000,000	$2,150,000	$3,000,000	$3,250,000	$3,500,000
2024 STI Percent of Target Earned (Company Performance Score x Individual Performance Score)[3]	200%	143%	195%	187%	175%
2024 Actual LTI Grant[4]	$14,000,000	N/A	$2,050,856	$2,361,977	$1,500,000

(1) Reflects the annual target compensation package approved by the CMRC in connection with Mr. Walsh's appointment to the role of Executive Vice President & Chief Financial Officer effective November 8, 2024. Given the timing of his appointment, Mr. Walsh did not receive an annual long-term incentive award in 2024.

(2) Mr. Fry and Mr. Hancock are based in the United Kingdom and their compensation is denominated in GBP. Base salary and Target and Actual STI values were converted to USD using the December 2024 monthly average FX rate of 1.26401. Target and Actual LTI values were converted to USD using the January 2024 monthly average FX Rate of 1.26988.

(3) See "—2024 Compensation Decisions and Outcomes—2024 Short-Term Incentive Awards" for a detailed explanation of the underlying performance considered in assessing the Company and Individual Performance Scores. All awards are capped at a maximum of 200 percent.

(4) Represents the dollar amounts approved by the CMRC that are used to determine the number of PSUs, RSUs and stock options granted. For PSUs and RSUs, the amount granted is based on the average closing price of our common stock over the five trading days preceding the grant date, rounded down to the nearest whole unit. For stock options, the amount granted is based on the grant date fair value of a share as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718, rounded down to the nearest whole option. These dollar amounts may differ from the grant date fair values reported in the Summary Compensation Table, which are determined in accordance with Topic 718.

Compensation Design

Our Philosophy

Our compensation philosophy is based on a set of foundational principles that guide how we structure our compensation programs for our global workforce and how we reach compensation decisions. Our philosophy is long-term oriented and risk-balanced, enabling us to attract and retain the best talent to address our varied business needs.

The CMRC evaluates and adjusts our programs annually, balancing strategic priorities, talent needs, stakeholder feedback and market considerations to ensure the programs continue to promote desired outcomes. Aligned with the simplification of our business model following the separation of Corebridge, the CMRC approved changes to the compensation programs for 2024. In particular, we now have one performance scorecard for all participants, including our named executive officers, which includes three metrics that are reported publicly on a quarterly basis. This simplifies our incentive plan and promotes visibility of financial performance relative to expectations during the year.

- Long-term oriented
- Strategically aligned
- Risk-balanced
- Talent attracting
- Streamlined
- Transparent

Principle	Component	How We Apply It to our Named Executives
We retain and attract the best talent	Offer **market-competitive** compensation to retain and attract the best employees and leaders	■ Compensation levels set with reference to market data in the insurance and financial services industries where we compete for talent ■ Special awards used to reward exceptional performance, aid in talent attraction and promote retention in extraordinary circumstances, with terms that align with the underlying objectives of such awards
We pay for performance	Create a **pay for performance** culture by offering STI and LTI compensation opportunities that reward employees for individual contributions and the Company's financial performance Provide a market-competitive, performance-driven compensation structure through a **four-part program** that consists of base salary, STI, LTI and benefits	■ Majority of all compensation is variable and at risk ■ Incentives are tied to business performance and individual contributions ■ Clearly defined objective performance measures and goals are used ■ Outcomes provide for significant upside for superior performance, as well as significant downside in the event of under-performance
We align interests with our shareholders	Motivate employees to deliver **long-term, sustainable underwriting profit,** while balancing risk to create long-term, **sustainable value for shareholders** Align the long-term economic interests of key employees with those of our shareholders by ensuring that a **meaningful component** of compensation is provided in equity **Avoid** incentives that encourage employees to take **unnecessary or excessive risks** that could threaten the value or reputation of AIG by rewarding both annual and long-term performance Maintain strong compensation **best practices** by meeting evolving standards of compensation governance and complying with regulations applicable to employee compensation	■ Largest component of target compensation is equity-based ■ Majority of annual equity-based compensation is performance-based, in the form of PSUs and stock options ■ Risk management policies apply, including a Financial Restatement Clawback Policy and an additional Clawback Policy that provides protections beyond those required by NYSE, share ownership requirements both during and for a period following employment and anti-hedging and pledging policies ■ Performance goals are set with rigorous standards commensurate with both the opportunity and our risk guidelines ■ Annual risk assessments evaluate compensation plans to ensure they appropriately balance risk and reward ■ Evolving compensation best-practices are identified through engagement with outside consultants and peer groups

Compensation Best Practices

We are committed to embracing the highest standards of corporate governance. We design our programs to pay for performance in alignment with the expectations of our shareholders and to minimize risk.

 **What We Do:**

- Pay for performance
- Deliver majority of executive compensation in the form of at-risk, performance-based pay
- Align performance objectives with our short-term and long-term strategies
- Engage with our shareholders on matters including executive compensation and governance
- Require meaningful share ownership and retention during employment and for six months following departure
- Prohibit pledging and hedging of AIG securities

- Cap payout opportunities under incentive plans applicable to our named executives
- Set stock option exercise prices at no less than the fair market value per share on the date of grant
- Maintain robust clawback policies with protections both in compliance with and beyond those required by the NYSE
- Conduct annual risk review of incentive plans
- Engage an independent compensation consultant and consult with outside legal advisors

 **What We Avoid:**

- No tax gross-ups other than for tax equalization and relocation benefits
- No excessive perquisites, benefits or pension payments

- No reloading or repricing of stock options
- No dividends or dividend equivalents vest unless and until corresponding LTI awards vest
- Single-trigger change in control benefits

Equity Awards Timing Policies and Practices

We do not grant option awards in anticipation of the release of material nonpublic information and we do not time the release of material nonpublic information based on option award grant dates or for the purpose of affecting the value of executive compensation. In addition, we do not take material nonpublic information into account when determining the timing and terms of such awards. Although we do not have a formal policy with respect to the timing of our option award grants, the CMRC has historically granted such awards on a predetermined annual schedule in February of each year. During 2024, we did not grant stock options to any named executive during any period beginning four business days before and ending one business day after the filing of any periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Form 8-K that disclosed any nonpublic information.

Balanced Compensation Framework

Our annual compensation program is designed to give appropriate weighting to fixed and variable pay, short-term and long-term performance and financial performance and individual contributions. We provide three elements of annual target direct compensation: base salary, an STI award and an LTI award. Our annual target direct compensation and mix of components are set with reference to market data for comparable positions at our business and talent competitors. We also provide market-based perquisites and benefits. In extraordinary circumstances, we provide special awards in connection with executive recruitment, contract extensions/renewals and strategic transactions.

At Risk

At least 77.8 percent of each current named executive's annual target direct compensation is at risk based on performance and subject to our clawback policies.

Long-Term Oriented and Performance-Based

With respect to 2024 compensation, at least one-third of each current named executive's annual target direct compensation is delivered in LTI, of which at least 75 percent is in the form of performance-based awards (PSUs and stock options) that reward long-term value creation and performance achievements, and stock price appreciation relative to our trading price at the time of grant. Long-term incentive awards for our Chairman & CEO are in the form of PSUs and stock options only.

Risk Balanced

Our ERM group reviews all incentive plans to ensure the appropriate balance of risk and reward, without encouraging excessive risk-taking.

Use of Market Data

The CMRC uses data for relevant peer groups to support the key principles of our compensation philosophy, including retaining and attracting the best talent and paying for performance. Each serves a distinct purpose to enhance the relevance of the data being considered and the CMRC periodically reviews our peer groups to ensure continuing relevance.

- Two peer groups used for 2024 programs
- Peer groups reflect competitors for talent and business

Compensation Peer Group	- Provides perspective and data reflecting compensation levels and insight into pay practices - Comprises companies of a similar size and business model that draw from the same pool of talent as AIG - Takes into account business model, company size, competitive relevance (e.g., for talent and investors) and data reliability - There were no changes to this group relative to 2023
Relative TSR Peer Group	- Provides a means to assess long-term shareholder relative value creation - Applies to PSU awards granted with a relative TSR performance condition - For 2024, Allianz SE replaced Markel Corporation

Compensation Peer Group for 2024 Program

1. The Allstate Corporation (NYSE:ALL)
2. American Express Company (NYSE:AXP)
3. Bank of America Corporation (NYSE:BAC)
4. BlackRock, Inc. (NYSE:BLK)
5. Capital One Financial Corp. (NYSE:COF)
6. Chubb Limited (NYSE:CB)
7. The Cigna Group (NYSE:CI)
8. Citigroup Inc. (NYSE:C)
9. JPMorgan Chase & Co. (NYSE:JPM)
10. Manulife Financial Corporation (NYSE:MFC)
11. Marsh & McLennan Companies, Inc. (NYSE:MMC)
12. MetLife, Inc. (NYSE:MET)
13. The Progressive Corporation (NYSE:PGR)
14. Prudential Financial, Inc. (NYSE:PRU)
15. The Travelers Companies, Inc. (NYSE:TRV)
16. U.S. Bancorp (NYSE:USB)
17. Wells Fargo & Company (NYSE:WFC)

Relative TSR Peer Group for 2024 PSU Awards

1. AXA S.A. (CS:PA)
2. Allianz SE (ALV.DE)*
3. Chubb Limited (NYSE:CB)
4. CNA Financial Corporation (NYSE:CNA)
5. The Hartford Financial Services Group, Inc. (NYSE:HIG)
6. Tokio Marine Holdings, Inc. (TKS:8766)
7. The Travelers Companies, Inc. (NYS:TRV)
8. W.R. Berkley Corporation (NYS:WRB)

*   Added in 2024.

Engagement with Shareholders on Executive Compensation Topics

Our 2024 Say-on-Pay vote improved from 2023 and received a majority level of support. In the spring and fall of 2024 as well as early 2025, we continued to engage in productive discussions with our shareholders on executive compensation topics. A key focus of our engagement was to understand the views of our shareholders with respect to our executive compensation programs so we could continue to increase support for our Say-on-Pay vote. Our Lead Independent Director, Chief Human Resources Officer, General Counsel, Corporate Secretary, Head of Total Rewards and Head of Investors Relations participated in these meetings.

By the Numbers: Engagement in 2024 and Early 2025

Reached out to **46 top shareholders,** representing	Held **34 meetings with shareholders,** representing	Met with **ISS** during Fall Engagement	Lead Independent Director participated in meetings with shareholders representing
70%	54%		28%
of shares outstanding	of shares outstanding		of shares outstanding

Among the shareholders with whom we met, there was widespread support for our executive compensation program in general. In particular, the shift to a simplified set of incentive plan metrics was received favorably.

A summary of the feedback received during our engagement meetings is provided below, along with details of the our response.

What we Heard	How we responded
Overall endorsement of CEO's continued leadership with support for his pay level and pay mix	▪ We have continued to ensure that the CEO's total compensation promotes retention while providing an appropriate pay mix with 92.5 percent in variable pay
Support for the simplification in our incentive plan design and a preference for transparency	▪ For 2025, we continue to use a single set of corporate metrics for all eligible participants ▪ Progress against these metrics will be readily discernible from our quarterly earnings reports
General support for the current mix of equity vehicles used for our executives	▪ The CMRC reviews our mix of equity vehicles annually and, given the general support for the current mix, retained that mix for 2025
Varied views regarding whether stock options constitute performance-based compensation	▪ The CMRC continues to believe that stock options are performance-based since they only provide value for upside performance ▪ The CMRC also believes that, since stock options may be exercised over a ten-year period, they can more strongly promote retention and incentivize performance than full value awards with shorter payout cycles
Support for the use of special awards provided that the quantum and structure are appropriate and the rationale for the award is clear	▪ We reaffirmed our commitment to grant special awards only in extraordinary circumstances, such as in connection with strategic transactions, contract extensions/renewals and executive recruitment ▪ We ensured that special awards made to Mr. Walsh and Mr. Fry during 2024 were consistent with our commitment and appropriate in quantum and structure. We also clearly disclosed the related rationales

See "Corporate Governance—Shareholder Engagement" for more information on our shareholder engagement efforts in 2024, including details of topics that were discussed more broadly.

Compensation Governance

Role of the CMRC

The CMRC is chaired by Ms. Mills and is comprised of three independent directors. The CMRC held five meetings in 2024. During 2024, the CMRC reviewed its charter and no changes were recommended. The role of the CMRC and its interplay with management and the Board as a whole are set forth below.

Management

- Our CEO makes recommendations to the CMRC on compensation for the executive team, including the named executives (other than himself)

- As appropriate, senior management attends meetings to assist the CMRC with its decision making

Compensation and Management Resources Committee

- Reviews and approves the goals, evaluates performance and reviews and recommends compensation of the CEO

- Approves compensation for other senior executives, including all named executives

- Oversees compensation and benefit programs

- Oversees management development and succession planning programs for executive management

- Oversees the assessment of risks related to compensation programs

- Oversees human capital management practices and programs, including retention, talent development, compensation and benefits

- Approves this Compensation Discussion and Analysis report on executive compensation

- Engages an independent consultant

- Oversees compliance with stock ownership guidelines

- Oversees the administration of and, as appropriate, the enforcement of clawback policies and any recoupment-related activity

Board of Directors

- Approves the compensation of the CEO

- Reviews and approves CMRC recommendations on incentive plans where shareholder approval is required

- Approves this Compensation Discussion & Analysis

In reaching decisions, the CMRC may solicit the opinions of members of the management team, the Company's outside counsel and the CMRC's independent compensation consultant. See "Corporate Governance—Board Committees" for more information on the structure, role and activities of the CMRC.

Decision-Making Process

The CMRC has an established process for executive compensation decision-making and in a typical year, during the first quarter, it:

- Assesses short-term incentive plan performance against business goals as well as individual performance of each named executive for the prior year and approves payouts

- Assesses long-term incentive plan performance against three-year goals and approves payouts

- Reviews annual base salaries and target compensation levels of each named executive and grants annual LTI awards against a backdrop of the prior year performance and compensation relative to peers with relevant experience and skillsets in the insurance and financial services industries where we compete

- Reviews and recommends to the Board approval of compensation decisions for the CEO

- Reviews and approves the forward-looking performance metrics and goals that will apply to STI awards (including the CEO's individual metrics and goals) and PSU grants

Throughout the year, the CMRC receives updates on performance relative to expectations, providing an opportunity to assess potential payouts. In addition, each year, the CMRC reviews or receives an update on various topics, including risk of incentive compensation plans and payments, regulatory compliance with respect to compensation matters, human capital programs, shareholder engagement, pension, savings and employee benefit plans and succession planning for officers other than the CEO.

Qualitative Assessment

A central part of the CMRC's role involves applying its judgment in making final compensation decisions to ensure that outcomes balance appropriately rewarding performance delivered annually and over the long-term as well as forward-looking implications. Beyond the achievement of financial and individual objectives for executives, the manner in which such performance was achieved is assessed relative to our stated Purpose and Values.

Input from Independent Compensation Consultants

The CMRC has engaged the services of Pay Governance as its independent executive compensation consultant since October 2021. The independent advisor attends CMRC meetings and:

- Provides views on:
  - How compensation program and proposals for senior executives compare to market practices in the insurance industry, financial services and more broadly
  - "Best practices" and how they apply to the Company
  - The design of current and proposed executive compensation programs and policies
- Responds to questions raised by CMRC members
- Participates in discussions pertaining to compensation and risk, assessing our process and conclusions
- Participates in discussions on performance goals that are proposed by management for the CMRC's approval

The CMRC reviews advisor independence annually to understand any relationships with the Company, including CMRC members and executive officers. The CMRC assessed Pay Governance's independence relative to the NYSE listing standards and determined that it remained independent and that its work has not raised any conflicts of interest.

During 2024, the Company continued to engage Johnson Associates to prepare reports presenting market comparisons of total compensation levels for existing employees, new hires and promotions for positions within the CMRC's purview. In its capacity as the CMRC's independent advisor, Pay Governance reviewed these reports before they were considered by the CMRC.

During 2024, the Company also engaged Davis Polk and Wardwell LLP to provide legal counsel related to our executive compensation program.

2024 Compensation Decisions and Outcomes

2024 Base Salary

At a Glance:
- Fixed cash compensation
- Represents 7.5 to 22.2 percent of a current named executive's annual target direct compensation
- Reviewed annually or upon a change in role, when appropriate
- No salary adjustments for those named executives who were also named executives in 2023

Base salary is intended to fairly compensate named executives for the responsibilities of their respective positions and achieve an appropriate balance of fixed and variable pay. The CMRC undertakes an annual review of named executive salaries to determine whether they should be adjusted. In making this determination, the CMRC considers a broad range of factors, including scope of role, experience, skillsets and salaries for comparable positions within the Compensation Peer Group, as well as internal parity among executive officers.

Current Named Executives	2023 Year-End Base Salary	2024 Year-End Base Salary	Percent Change
Peter Zaffino	$1,500,000	$1,500,000	—%
Keith Walsh[1]	N/A	$1,000,000	N/A
Charles Fry[1]	N/A	$1,023,848	N/A
Jonathan Hancock[1]	N/A	$1,023,848	N/A
Claude Wade	$1,000,000	$1,000,000	—%

(1)   Mr. Walsh, Mr. Fry and Mr. Hancock became executive officers in 2024.

2024 Short-Term Incentive Awards

At a Glance:

- Payouts are based on a combination of quantitative financial and individual objectives consistent with our pay for performance compensation philosophy
- Unless otherwise approved by the CMRC, earned awards equal the Company Performance Score (0 percent to 150 percent), multiplied by the Individual Performance Score (0 percent to 150 percent) and payout is subject to an overall cap of 200 percent of target
- The Company Performance Score for 2024 was 143 percent
- Individual assessments are based on performance in four core areas (Financial, Strategic, Operational and Organizational)
- Awards are subject to clawback policies (as applicable)
- 2024 payouts ranged from 143 percent to 200 percent of target, reflecting above target financial performance and strong individual contributions

Changes for 2024:

- Simplified the award structure to reflect a simplified AIG with one Company Performance Scorecard applicable to all plan participants, including our named executive officers
- The Diluted AATI Attributable to AIG Common Shareholders Per Share metric* is no longer normalized.



Target Short-Term Incentive Award ($) × Company Performance Score (0-150%) × Individual Performance Score (0-150%) = Actual Short-Term Incentive Award ($) (up to 200%)

Single Company Performance Scorecard: Four Equally Weighted Financial Metrics

1. AYCR, as adjusted*
2. Diluted AATI Attributable to AIG Common Shareholders Per Share*
3. Adjusted ROE*
4. AIG Parent GOE Exit Run-Rate*

Individual Performance Scorecards: Four Core Areas

1. Financial
2. Strategic
3. Operational
4. Organizational

All awards are subject to an overall cap of 200% of target

Company Performance Scorecard

The 2024 metrics and goals reflect a continuing commitment to sustaining and rewarding a high-performance culture that supports our business strategies. The CMRC seeks to establish goals and metrics that are quantitative, appropriately rigorous and compatible with effective risk management so as not to incentivize excessive risk taking.

Each metric has a threshold, target, stretch and maximum performance goal associated with it and a corresponding level of payout with interpolation for achievements between goals:

Performance	Below Threshold	Threshold	Target	Stretch	Maximum or Above
Payout (% of target)	0%	50%	100%	125%	150%

The 2024 Company performance results are set forth below.

Performance Metric	Threshold (50%)	Target (100%)	Stretch (125%)	Maximum (150%)	Actual[1]	% Achieved	Weighting	% Achieved (Weighted)
AYCR, as adjusted*	91.0%	89.5%	88.7%	87.9%	88.2%	139%	25%	35%
Diluted AATI Attributable to AIG Common Shareholders Per Share*	$4.00	$4.40	$4.75	$5.10	$4.93	138%	25%	35%
Adjusted ROE*	5.7%	6.1%	6.4%	6.8%	6.7%	141%	25%	35%
AIG Parent GOE Exit Run-Rate*	$725M	$675M	$625M	$575M	$548M	150%	25%	38%
Company Quantitative Performance Score:								**143%**

(1)   Net of incremental STI funding incurred for achieving performance metrics.

Individual Performance Scorecards

Given the importance of our named executives in making and operationalizing decisions that continue to set us up for future success, the CMRC also assesses an individual performance scorecard for each named executive. Objectives are structured to reward actions under four core areas: Financial, Strategic, Operational and Organizational.

Individual performance objectives for each of our named executives include a combination of detailed quantitative and qualitative components and take into consideration each named executive's business objectives and responsibilities. For a summary of the goals and related achievements the CMRC considered when determining each named executive's individual performance score for 2024, see page 55.

Summary of 2024 STI Awards

In summary, 2024 performance resulted in the following STI awards for our named executives:

Current Named Executives	2024 Target Short-Term Incentive ($)	Company Performance Scorecard Result	Individual Performance Scorecard Result	Actual Percent of STI Target	2024 Actual Short-Term Incentive Award ($)
Peter Zaffino[1]	4,500,000	143%	150%	200%	9,000,000
Keith Walsh	1,500,000	143%	100%	143%	2,150,000
Charles Fry	1,535,772	143%	137%	195%	3,000,000
Jonathan Hancock	1,738,014	143%	131%	187%	3,250,000
Claude Wade	2,000,000	143%	122%	175%	3,500,000
Former Executive Officer					
Sabra R. Purtill[2]	1,700,000	143%	100%	143%	2,425,000

(1)   The Company Performance Score together with Mr. Zaffino's individual performance score resulted in a combined score of 215 percent of target. Pursuant to our STI plan, Mr. Zaffino's STI award is capped at 200 percent of target.

(2)   Ms. Purtill transitioned from an Executive Vice President and Chief Financial Officer into a senior advisor role effective November 8, 2024 and remained eligible to receive an STI award.

Peter Zaffino

Chairman & Chief Executive Officer

Pillar and Goal Overview	Achievements

Financial

- Deliver on financial objectives
- Execute on Capital Management Plan

- Delivered strong financial performance and improvement in key performance metrics, while effectively managing risk and driving strategic initiatives, including[†]:
    - Improved AATI attributable to AIG common shareholders* to $3.3B, or $4.95 per diluted common share, an increase of 12% year-over-year on a reported basis and 28% on a comparable basis
    - Increased General Insurance NPW to $23.9B, or 6% year-over-year on a comparable basis
    - Delivered strong General Insurance Calendar Year Combined Ratio of 91.8% and improved AYCR, as adjusted*, by 40 basis points[†] over prior year to 88.2%
    - Increased Book Value Per Share by 7.7% to $70.16
- Delivered $6.6B of common stock repurchases, $1.0B of dividends, $1.6B of net debt reduction and reduced common shares outstanding to 606M in line with guidance and representing a 33% reduction since 2017

Strategic

- Separation of Corebridge
- Achieve profitable growth in General Insurance
- Continue to evolve reinsurance structure
- Drive Portfolio Optimization and Risk Capital Prioritization
- Support Board refreshment efforts
- Continue to enhance relationships with key external stakeholders

- Separation of Corebridge
    - Successfully completed the separation and financial deconsolidation of Corebridge, reducing ownership to 22.7% as of December 31, 2024
- Profitable growth in General Insurance
    - Achieved fourth consecutive year of underwriting profit, excluding Validus Re
    - Reduced Global Commercial gross limits by $1.3T from 2018 through 2024 while growing premiums
- Reinsurance
    - Launched our first special purpose vehicle, alongside the launch of reinsurance Syndicate 2478 at Lloyd's as a multi-year participant on our outwards reinsurance program
- Portfolio Optimization and Risk Capital Prioritization
    - Achieved strong growth in businesses with significant growth potential where we provide differentiated value, including Lexington, Global Specialty and Talbot
    - Completed sale of Personal Travel Business to Zurich for $600M
- Board Refreshment
    - Partnered with the Lead Independent Director and NCGC on recruitment of two independent directors, strengthening the Board's breadth of skills and experience
- Stakeholder Relationships
    - Enhanced relationships and reputation with key external partners, including brokers, distributors, clients, vendors and advisors, as well as regulators, policy makers and investment community through proactive engagement and participation in key industry conferences

Pillar and Goal Overview	Achievements
Operational ■ Align business operations, improve end-to-end capabilities and enhance workflows to deliver better client outcomes and colleague experiences ■ Advance future state target operating model through AIG *Next*	■ Business Operations — Piloted first GenAI - LLM powered solution to deliver better outcomes for clients while driving growth — Launched Innovation Hub in Atlanta to enable co-located teams to accelerate innovation — Enabled risk management approach of "Leading and Driving Enterprise Risk Accountability," including simplifying and streamlining enterprise risk framework, enhancing standardization and integration of risk management across the Company and updating Risk Appetite Statement to reflect focus on profitable growth by effectively managing the upside and downside of risk ■ AIG *Next* Outcomes — Exited over $450M of annual run rate expenses — Created a leaner parent company to better reflect go-forward business with a cost structure in line with industry peers — Enhanced alignment of underwriting and claims business models to enable data and digital strategy, including GenAI — Refined operating models across functions to more efficiently support the business
Organizational ■ Promote AIG's Purpose & Values ■ Attract and retain top talent	■ Promoted culture of alignment, collaboration, transparency and superior decision-making through Executive Leadership Team meetings, one-on-one business leader meetings and employee town halls ■ Supported development of talent through conducting robust talent review process, promoting internal mobility and encouraging colleagues to "Learn It All" and welcome new ideas and challenges

[†] General Insurance underwriting ratio and AATI per share year-over-year comparisons are stated on a comparable basis and exclude Validus Re and Crop Risk Services. Net Premiums Written year-over-year comparisons are on a constant dollar basis and exclude Validus Re, Crop Risk Services and the Personal Travel Business.

Peter Zaffino Individual Performance Score: 150%

Based on these accomplishments, the CMRC determined that Mr. Zaffino significantly exceeded his expected contributions in 2024. As a result, the CMRC recommended, and the Board approved, an Individual Performance Score for Mr. Zaffino of 150 percent, which, when combined with the Company Performance Score, resulted in 215 percent of target. His earned STI award was capped at 200 percent of target pursuant to our STI plan. As such, Mr. Zaffino received an STI payout of $9,000,000.

Target Short-Term Incentive Award **$4,500,000**		Company Performance Score **143%**		Individual Performance Score **150%**		Actual Short-Term Incentive Award **(200% of target) $9,000,000**

Keith Walsh

Executive Vice President & Chief Financial Officer

Pillar and Goal Overview	Achievements

Financial

- Deliver on financial goals and performance variables
- Execute against Capital Management Plan to make meaningful progress toward achieving 10% Core Operating ROE

- Supported achievement of General Insurance year-over-year Calendar Year Combined Ratio of 91.8% and AYCR, as adjusted*, of 88.2%, a 40-basis point improvement[†] and Core Operating ROE* of 9.1%
- Continued to implement strong pricing, underwriting and reserving discipline which benefited underwriting results with relatively flat accident year loss ratios and no material changes to calendar year loss picks
- Maintained strong holding company liquidity while returning over $7.6B to shareholders through $6.6B of share repurchases, reducing shares outstanding by 12%, and $1.0B of dividends
- Reduced debt by $1.6B, achieving 15-20% debt to total capital target and reducing annual interest expense by approximately $140M

Strategic

- Support separation and deconsolidation of Corebridge
- Execute on other strategic actions

- Closed secondary offerings and other sales of Corebridge shares, reducing ownership of Corebridge to 22.7% as of December 31, 2024
- Completed financial and accounting deconsolidation of Corebridge
- Closed sale of AIG Life Limited and Personal Travel Business
- Supported continued evolution of Private Client Select into a standalone managing general agent

Operational

- Continue AIG *Next* execution
- Continue to achieve improvements in operating model

- Assisted in identification and validation of more than $500M in expense savings across the Company, including GOE, loss adjustment expenses and investment expenses
- Within Finance, identified approximately $60M in GOE savings with approximately $40M actioned in 2024
- Implemented consistent enterprise-wide reporting standards, enabling Finance to deliver better support and analytics to all of its stakeholders and drive cost reductions
- Completed target operating model designs for 80% of Finance and reorganized employees within Controllership, Reinsurance, FP&A and Finance Operations to better align to "like work with like work" philosophy and align North America and International

Organizational

- Continue to develop Investments function
- Embrace "Learn it All Culture"

- Enhanced Investments Team personnel and capabilities, including hiring of new Chief Investment Officer, creation of new Global Capital Markets operations function and implementation of Aladdin investment accounting function
- Hosted Global Actuarial Day across five countries to advance development of skill sets of the future

Keith Walsh Individual Performance Score: 100%

Based on these accomplishments, the CMRC determined that Mr. Walsh's contributions since joining in October 2024 met expectations. As a result, the CMRC approved an Individual Performance Score of 100 percent, which, when combined with the Company Performance Score, resulted in an STI payment of $2,150,000, representing 143 percent of target.

Target Short-Term Incentive Award **$1,500,000**		Company Performance Score **143%**		Individual Performance Score **100%**	=	Actual Short-Term Incentive Award **(143% of target)** **$2,150,000**

Charles Fry

Executive Vice President, Reinsurance and Risk Capital Optimization

Pillar and Goal Overview	Achievements
Financial ■ Design and implement cost effective reinsurance solutions	■ Developed reinsurance structures and placement strategies for over 40 treaties, ceding approximately $5.0B of reinsurance premium to manage risk and volatility enterprise wide ■ Enhanced the majority of treaties, including achieving risk adjusted rate changes and broader coverage across all major treaties and improving ceding commissions on the largest proportional reinsurance treaties
Strategic ■ Evolve reinsurance structure ■ Support PCS in obtaining third party capital support for its underwriting activities	■ Updated comprehensive enterprise model enabling a detailed review of the entire global underwriting portfolio ■ Launched our first special purpose vehicle alongside the launch of reinsurance Syndicate 2478 at Lloyd's, which is the first of its kind and is supported by third party capital under Blackstone management ■ Supported PCS in building and developing relationships with potential third party capital support providers resulting in 30% quota share support from five global partners
Operational ■ Support AIG *Next* by driving expense discipline and streamlining operations	■ Achieved 39% reduction in organizational expense over two years ■ Led a "one-team" approach to operating across outwards reinsurance to improve end to end processes and achieve improved aligned outcomes
Organizational ■ Promote AIG's Purpose & Values ■ Demonstrate leadership competencies across the organization	■ Advanced the Company's reputation in the insurance and reinsurance markets through development of strong partnerships with colleagues and stakeholders across the industry ■ Actively participated in key company events, including Global Town Hall, AIG Leadership Forum, AIG Women's Open and Board meetings

Charles Fry Individual Performance Score: 137%

Based on these accomplishments, the CMRC determined that Mr. Fry exceeded expectations in 2024. As a result, the CMRC approved an Individual Performance of 137 percent, which, when combined with the Company Performance Score, resulted in an STI payment of $3,000,000, representing 195 percent of target.

Target Short-Term Incentive Award **$1,535,772**		Company Performance Score **143%**	✕	Individual Performance Score **137%**	=	Actual Short-Term Incentive Award **(195% of target)** **$3,000,000**

Jonathan Hancock

Executive Vice President & Chief Executive Officer, International Commercial Insurance and Global Personal Insurance

Pillar and Goal Overview	Achievements
Financial ■ Continue to profitably grow the International portfolio	■ Achieved International Commercial underwriting profit of $1.2B, Calendar Year Combined Ratio of 84.9% and AYCR, as adjusted*, of 83.0% while continuing prudent risk selection ■ Achieved profitable growth in nearly all International Commercial business lines, including NPW growth of 11% in Property, 7% in Talbot, 3% in Casualty and 4% in Global Specialty ■ Delivered growth and improved performance in Global Personal with 210 basis points improvement in Combined Ratio and 170 basis point improvement in AYCR, as adjusted*
Strategic ■ Strengthen engagement with key stakeholders in every region ■ Maintain and improve underwriting performance	■ Implemented robust distribution plans across our brokers, regions and products ■ Grew Talbot business by leveraging market leading expertise in Lloyd's specialty classes ■ Took corrective action in businesses that were not aligned with broader strategic objectives, including completing the exit of businesses in poor performing jurisdictions and the sale of the Personal Travel Business
Operational ■ Deliver on AIG *Next* objectives ■ Improve client and broker experience	■ Simplified end-to-end underwriting processes and modernized technology platforms and data capabilities ■ Implemented process improvements to streamline renewals for up to 80% of applicable portfolios which yielded 15% increase in UK underwriting capacity ■ Achieved expense savings of over $65M
Organizational ■ Advance "Learn It All Culture" ■ Attract and retain top talent	■ Supported accelerated training, development and career enhancement opportunities to attract and retain top talent resulting in: — 85% of employees gained proficiency in new skills — 95% of high potential talent had development plans in place

Jonathan Hancock Individual Performance Score: 131%

Based on these accomplishments, the CMRC determined that Mr. Hancock exceeded expectations in 2024. As a result, the CMRC approved an Individual Performance Score of 131 percent, which, when combined with the Company Performance Score, resulted in an STI payment of $3,250,000, representing 187 percent of target.

| Target Short-Term Incentive Award **$1,738,014** |  | Company Performance Score **143%** |  | Individual Performance Score **131%** | = | Actual Short-Term Incentive Award **(187% of target) $3,250,000** |

Claude Wade

Executive Vice President, Chief Digital Officer and Global Head of Business Operations & Claims

Pillar and Goal Overview	Achievements
Financial ■ Drive expense savings	■ Realized expense savings of over $75M, creating capacity to invest in GenAI, Data and Digital initiatives and Human Capital
Strategic ■ Deliver on Data and Digital Initiatives	■ Delivered our first GenAI - LLM powered solution, AIG Underwriter Assistance, to support underwriter review of 100% of received submissions ■ Created GenAI – LLM Center of Excellence ■ Launched AIG 360 to provide a single holistic view of client and broker relationships
Operational ■ Deliver on scaled Global Business Operations and Global Claims Organization	■ Delivered Standard Commercial Underwriting Platform for North America Workers Compensation and UK Casualty ■ Significantly expanded the global footprint and impact of key digital portals, platforms and capabilities to improve ease, efficiency and effectiveness for our clients and trading partners ■ Optimized end-to-end Global Business Operations service delivery model through outsourcing, centralizing, and enhanced technology
Organizational ■ Embed AIG's Purpose and Values across Global Business Operations, while Building the Next Generation of Leaders	■ Designed and successfully implemented Innovation hub in Atlanta ■ Completed internal talent review and succession planning resulting in developmental actions for 100% of high potential employees ■ Promoted internal mobility by placing 425 employees into new or expanded roles ■ Promoted skills development, resulting in 80% of employees gaining proficiency in new skills

Claude Wade Individual Performance Score: 122%

Based on these accomplishments, the CMRC determined that Mr. Wade exceeded expectations in 2024. As a result, the CMRC approved an Individual Performance Score of 122 percent, which, when combined with the Company Performance Score, resulted in an STI payment of $3,500,000, representing 175 percent of target.

 **✕**  **✕**  **=**

Target Short-Term Incentive Award **$2,000,000**	✕	Company Performance Score **143%**	✕	Individual Performance Score **122%**	=	Actual Short-Term Incentive Award **(175% of target)** **$3,500,000**

Former Executive Officer

Sabra R. Purtill, Former Executive Vice President and Chief Financial Officer

The CMRC determined that Ms. Purtill's contributions to important strategic initiatives in 2024 including completing the financial and accounting deconsolidation of Corebridge in June and the agreement to sell a minority stake in Corebridge to Nippon Life Insurance Company, met expectations. As a result, the CMRC approved an Individual Performance Score of 100 percent, which when combined with the Company Performance Score, resulted in an STI payment of $2,425,000, representing 143 percent of her target.

2024 Annual Long-Term Incentive Awards

At a Glance:

- Chairman & CEO's awards are 100 percent performance-based, consisting of PSUs (75 percent) and stock options (25 percent)
- Other named executives' annual awards are 75 percent performance-based, consisting of PSUs (50 percent) and stock options (25 percent) and 25 percent time-based in the form of RSUs
- Target annual award value is reviewed annually and informed by market data
- PSU payouts are capped at 200 percent of target
- Awards are subject to clawback policies (as applicable)

Changes for 2024:

- Diluted AATI Attributable to AIG Common Shareholders Per Share* is no longer normalized
- All performance metrics weighted equally with the weighting of Diluted AATI Attributable to AIG Common Shareholders Per Share* reduced from 30 percent to 25 percent, and the weighting of Relative TSR increased from 20 percent to 25 percent
- Allianz SE replaced Markel Corporation in the Relative TSR peer group

Annual LTI awards typically represent the largest percentage of a named executive's annual target compensation opportunity and are granted in equity-based compensation (i.e., PSUs, stock options and RSUs) that reward long-term value creation, performance achievements and stock price appreciation. We believe that the mix of PSUs, stock options and RSUs supports a high-performance culture and helps retain and attract key talent through competitive compensation opportunities that are consistent with market practice.

In considering LTI annual awards to named executives, there are several design principles that the CMRC considers, including:

- Providing a risk-balanced portfolio of incentive vehicles
- Aligning performance with elements of our strategy that are within management control
- Maintaining simplicity

2024 Annual LTI Award Allocation[(1)]


Performance Based
100%
25%
Chairman & CEO
75%
Stock Options
Align with shareholder interests by rewarding stock price appreciation and shareholder value creation
25%
Other Current NEOs
25%
50%
Performance Based
75%
Restricted Stock Units
Further align the financial interests of our executive leadership team with our shareholders while supporting retention
Performance Stock Units
Align with shareholder expectations and reward the achievement of sustained improvement in key industry indicators of overall profitability
Diluted AATI Attributable to AIG Common Shareholders Per Share*2
Consecutive Annual Improvement each year in the performance period
25%
+
AYCR, as adjusted*
Annual improvement over three-year period
25%
+
AIG Parent GOE Exit Run-Rate*
Achievement of targets
25%
+
Relative TSR
relative to a General Insurance peer group over three years
25%

(1) Reflects target annual LTI award allocations to current named executives and excludes any special awards made in 2024.

(2) The Diluted AATI Attributable to AIG Common Shareholders Per Share* metric is no longer normalized.

2024 Annual LTI Award Grant Values

Named Executive	2024 Target LTI Value	2024 Individual Modifier	2024 Actual LTI Grant Value
Peter Zaffino	$14,000,000	100%	$14,000,000
Keith Walsh(1)	N/A	N/A	N/A
Charles Fry	$2,050,856	100%	$2,050,856
Jonathan Hancock	$2,361,977	100%	$2,361,977
Claude Wade	$1,500,000	100%	$1,500,000
Former Executive Officer			
Sabra R. Purtill	$2,900,000	100%	$2,900,000

(1) Given the timing of his appointment, Mr. Walsh did not receive an annual LTI award in 2024.

In making the LTI awards, the CMRC approved dollar amounts that are converted into PSUs, stock options and RSUs. The number of PSUs and RSUs constituting an annual grant is based on the average closing price of our common stock over the five trading days preceding the grant date, rounded down to the nearest whole unit. The number of stock options is based on the grant date fair value of a stock option to purchase a share of our common stock, rounded down to the nearest whole option. The dollar amounts listed above may differ from the grant date fair values reported in the Summary Compensation Table which are determined in accordance with FASB ASC Topic 718.

2024 LTI Awards were granted under the LTI Plan.

2024 Annual LTI Award Vehicles

Performance Share Units

The 2024 PSU awards can be earned based on achievement of performance over a period of three years from January 1, 2024 through December 31, 2026. The Chairman and CEO received 75 percent of his LTI award in the form of PSUs. Other current named executives received 50 percent of their annual LTI awards in the form of PSUs. The performance metrics that apply to 2024 PSU awards continue to incentivize the delivery of long-term profitable growth for our shareholders through a culture of underwriting and operational excellence.



Diluted AATI Attributable to AIG Common Shareholders Per Share* **25%** + **AIG Parent GOE Exit Run-Rate*** **25%** + **Accident Year Combined Ratio, as adjusted*** **25%** + **Relative Total Shareholder Return** **25%**

Metric	Target	Why It Matters to AIG
Diluted AATI Attributable to AIG Common Shareholders Per Share*[1]	Achievement of Diluted AATI Attributable to AIG Common Shareholders Per Share* growth Growth is measured over the prior year for each year of the three-year performance period to incentivize continued improvement**	**Measures our success in creating long-term profitable growth for shareholders**
AIG Parent GOE Exit Run-Rate*	Goals assess continued progress in expense rationalization, with consecutive annual improvement over the three-year performance period to incentivize continued improvement Goals for 2024 and 2025 are established on an exit-run rate basis, with 2026 goals defined as percentage of net premiums earned	**Measures our success in rationalizing our expense base and sustaining a lower baseline**
Accident Year Combined Ratio, as adjusted*	Goals target maintaining sub-90 percent AYCR, as adjusted*, to incentivize sustaining strong combined ratio year-over-year over the three-year performance period while driving profitable growth	**Measures our underwriting excellence driven by risk selection and expense discipline**
Relative TSR	Cumulative TSR delivered during the three-year performance period ending December 31, 2026 relative to performance peers[2]	**Measures our relative success in delivering market competitive returns to shareholders**

(1)   Metric is no longer normalized.

(2)   TSR calculated based on (i) the average stock prices for the month preceding the performance period; and (ii) the average stock prices for the final month of the performance period. Foreign company peers stock prices will be converted to US dollar to neutralize foreign exchange impact. Relative TSR peers comprised of Allianz, AXA, Chubb, CNA Financial, The Hartford, Tokio Marine, Travelers and W. R. Berkley.

As reported share prices are adjusted for regular and special dividends paid over the performance period as well as any stock splits and spin-offs. Beginning dividend-adjusted share prices are measured using the average of December 2023 closing prices. Ending dividend adjusted share prices are measured using the average of December 2026 closing prices.

Actual performance relative to the goals approved by the CMRC in 2024 will be disclosed in 2027, following the conclusion of the performance periods and the CMRC's assessment of attainment. 2024 PSU awards will be settled in common stock and accrue dividend equivalent rights in the form of cash, that is paid if and when the underlying PSUs are earned and vest.

Stock Options

2024 annual stock option awards become exercisable in equal installments on the first, second and third anniversaries of the date of grant, subject to continued service through each applicable vesting date. All stock options are granted with an exercise price equal to the closing price of the underlying shares of common stock on the grant date and are subject to a ten-year term. We view stock options as performance-based compensation since stock options provide value only for upside performance.

Restricted Stock Units

Mr. Zaffino did not receive any of his 2024 annual LTI award in the form of RSUs. Other current named executives received 25 percent of their 2024 annual LTI award in the form of RSUs which will vest in equal installments on the first, second and third anniversaries of the date of grant, subject to continued service through each vesting date. 2024 RSU awards will be settled in common stock and accrue dividend equivalent rights in the form of cash that is paid if and when the underlying RSUs vest.

2024 Special Awards

In 2024, the CMRC granted certain special awards in a targeted manner in connection with executive recruitment and contributions to transformative projects.

In consideration of equity forfeited from his prior employer, Mr. Walsh received a $2,750,000 RSU grant in October 2024 and a cash payment of $1,250,000 in February 2025. The RSUs vest: (i) on October 21, 2025 for $1,000,000 of RSUs, (ii) on February 1, 2026 for $925,000 of RSUs and (iii) on February 1, 2027 for $825,000 of RSUs. Mr. Walsh also received a $300,000 RSU transition award on October 21, 2024 which vests ratably over three years.

In recognition of his development of comprehensive analytics and modelling that were critical to the assessment of key strategic initiatives, including the divestiture of the Personal Travel Business and the special purpose vehicle launched alongside the reinsurance Syndicate 2478 at Lloyd's, Mr. Fry received an RSU grant with a value of $500,000 in July 2024. The RSUs vest in full in July 2026.

2022 Performance Share Units Achievement

The three-year performance period for the 2022 PSUs ended on December 31, 2024. These awards were subject to three performance metrics. Each metric had threshold, target, stretch and maximum performance goals associated with it and a corresponding level of payout with interpolation for achievements between goals.

Performance Metric	Period	Threshold (50%)	Target (100%)	Stretch (150%)	Maximum (200%)	Actual	% Achieved	Weighting	% Achieved (Weighted)
Annual Improvement in Accident Year Combined Ratio, as adjusted*	2022	91.0 %	89.9 %	89.4 %	88.9 %	88.7 %	200%	16%	32%
	2023	91.0 %	89.9 %	88.9 %	87.9 %	87.7 %	200%	17%	34%
	2024	91.0 %	89.9 %	88.4 %	86.9 %	88.2 %	157%	17%	27%
Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*	Cumulative	$14.10	$14.80	$15.10	$15.50	$16.66	200%	40%	80%
Relative Total Shareholder Return[(1)]	3-Years	6th or 7th	4th or 5th	2nd or 3rd	1st	6th	50%	10%	5%
Final PSU Payout:									**178%**

(1) TSR calculated in local currency based on (i) the average stock prices for the month preceding the performance period; and (ii) the average stock prices for the final month of the performance period. Relative TSR peers comprised of Chubb, CNA Financial, The Hartford, Markel, Tokio Marine, Travelers and W.R. Berkley.

As reported share prices are adjusted for regular and special dividends paid over the performance period as well as any stock splits and spin-offs. Beginning dividend-adjusted share prices are measured using the average of December 2021 closing prices. Ending dividend adjusted share prices are measured using the average of December 2024 closing prices.



Annual Improvement in Accident Year Combined Ratio, as adjusted*
(Weighted 50%)
186%

+

Diluted Normalized AATI Attributable to AIG Common Shareholders Per Share*
(Weighted 40%)
200%

+

Relative Total Shareholder Return
(Weighted 10%)
50%

=

Final PSU Performance Payout: 178%

Indirect Elements of Compensation

We provide named executives with a limited number of benefits and perquisites. These programs are generally aligned with those available to our other employees.

Welfare and Insurance Benefits

Named executives generally participate in the same broad-based health, life and disability benefit programs as other employees.

Retirement Benefits

We provide retirement benefits to eligible employees. The only plan in which U.S.-based named executives actively participate is a tax-qualified 401(k) plan. All participants, including U.S.-based named executives, receive Company contributions in the form of a match equal to 100 percent of the first six percent of their eligible compensation up to the Internal Revenue Code (IRC) compensation limit, which in 2024 was $345,000. In accordance with this limit, each named executive received matching contributions of up to $20,700 in 2024. We also provide a contribution of three percent of eligible compensation to all employees eligible to participate in the 401(k) plan, in addition to the six percent matching contribution, subject to IRC limits.

Mr. Fry and Mr. Hancock are based in the United Kingdom and each receive a retirement benefit in the form of a salary supplement based upon an agreed percentage of their pensionable salary, subject to customary tax deductions.

Perquisites

We provide limited perquisites to named executives to facilitate the performance of their management responsibilities. For U.S.-based named executives, these perquisites include the use of Company pool cars and drivers for commuting purposes, legal and financial planning services and preventative health services. UK-based named executives are entitled to receive a car allowance.

We maintain certain security measures for the Chairman & CEO pursuant to our corporate security policy. Under the policy, the CMRC requires the use of corporate aircraft and other Company-provided transportation by our Chairman & CEO for business and personal travel, with an allowance of up to $195,000 per year for personal flights taken on the corporate aircraft. Any use for personal travel beyond the allowance must be reimbursed to the Company. We do not provide any excise tax payments, reimbursements or "gross ups" in connection with the Chairman & CEO's personal use of corporate aircraft. Use of the corporate aircraft by other senior executives for personal travel is generally prohibited, however, exceptions may be made in certain circumstances, such as medical emergencies.

Termination Practices and Policies

In line with market practice among our peers, we maintain the Executive Severance Plan for the benefit of the named executives other than Mr. Zaffino to offer competitive total compensation packages, help ensure retention and enable us to obtain a release of employment-related claims. In addition, we have entered into an employment agreement with Mr. Zaffino which provides for severance payments and benefits payable to him upon a qualifying termination of employment.

See "2024 Executive Compensation—Potential Payments on Termination" for more information on our termination benefits and policies, including a description of the potential severance payments and benefits payable to Mr. Zaffino under his employment agreement.

2025 Compensation Program Design

The CMRC approved our 2025 STI and LTI programs during the first quarter of 2025.

2025 Short-Term Incentive Program Structure

The design of the 2025 STI program continues to reflect a single consolidated Company Performance scorecard with four equally weighted metrics that will be applied to all named executives in 2025. Each of the four metrics is aligned to our delivery on our commitments to profitability. Calendar Year Combined Ratio has been added to increase the alignment of our incentives with accountability for our full portfolio, replacing a metric related to execution on strategic initiatives.

Other features of the STI program design remain the same as 2024. STI awards for our named executives in 2025 will continue to be based on a combination of the empirical and quantitative business results and individual performance.

The four equally weighted metrics (25 percent each) are:

- Calendar Year Combined Ratio

- Accident Year Combined Ratio, as adjusted*

- Diluted AATI Attributable to AIG Common Shareholders Per Share*

- Core Operating ROE*

2025 Long-Term Incentive Program Structure

The 2025 LTI award granted to Mr. Zaffino is comprised of 75 percent PSUs and 25 percent stock options, continuing the award mix granted to Mr. Zaffino in 2023 and 2024. The LTI grants for our other named executives are comprised of 50 percent PSUs, 25 percent RSUs and 25 percent stock options.

The stock options and RSUs issued to our named executives in connection with our 2025 annual LTI program will vest ratably in thirds on the first, second and third anniversaries of the grant date, subject to each named executive's continued service through each vesting.

The PSUs issued to our named executives in connection with our 2025 annual LTI program continue to be subject to a three-year time horizon, with cliff vesting on January 1, 2028. The PSUs will be earned based on performance on five equally weighted metrics (20 percent each) over the three-year performance period, compared to four equally weighted metrics (25 percent each) in our 2024 program.

Our 2025 program is designed to further align our incentive program with the interests of our shareholders. The 2025 program no longer includes a metric related to execution on strategic initiatives and now includes two metrics that measure performance relative to our General Insurance peers. The metrics include:

- CYCR including catastrophe losses calculated over the three-year performance period relative to a General Insurance peer group

- AYCR, as adjusted* measured annually against goals that represent sustained combined ratio strength year-over-year during the three-year plan period while driving profitable growth

- Adjusted Tangible Book Value per Share* growth measured over the prior year for each year of the three-year performance period

- Diluted AATI Attributable to AIG Common Shareholders Per Share* growth measured over the prior year for each year of the three-year performance period

- TSR over the three-year performance period relative to a General Insurance peer group

All these metrics include clearly defined goals associated with the achievement of "threshold", "target", "stretch", and "maximum" and are aligned to our long-term strategic objectives.

Managing Compensation Risk

We remain committed to continually evaluating and enhancing our risk management control environment, risk management processes and ERM functions. Our compensation practices are essential parts of our approach to risk management and the CMRC regularly monitors our compensation programs to ensure they align with sound risk management principles.

Compensation Risk Review

In October 2024, the CMRC considered the annual compensation risk review findings with the Chief Risk Officer to ensure compensation plans appropriately balance risk and reward. As recommended by the Chief Risk Officer, the CMRC continued to focus its review on incentive-based compensation plans, which totaled 49 active non-salary plans for performance year 2023.

All incentive plans with payouts to active employees rated as low residual risk

ERM conducts an annual risk assessment of our incentive plans and assigns a rating of low, medium or high risk to each plan that considers certain objectives and criteria, including:

- Whether the design of the plan may encourage excessive or unnecessary risk-taking

- Whether the plan has appropriate safeguards in place to discourage fraudulent behavior

- Whether the plan incorporates appropriate risk mitigation, including deferrals, clawback conditions and capped payouts to reduce risk

- Whether incentive awards are based on pre-established performance goals, including risk-adjusted metrics

ERM's 2024 assessment included all active incentive sales plans across the Company and concluded that the plans were balanced and did not promote excessive risk-taking. All plans with payouts to active employees were rated as "low" risk.

Clawback Policies

We maintain two policies that support the recoupment of compensation in defined situations. The intent of these policies is to encourage sound risk management and individual accountability with respect to potentially risky behavior or misconduct, in accordance with our compensation principles of paying for performance and aligning the interests of our executives and employees with those of our shareholders. The key terms are summarized below.

Financial Restatement Clawback Policy (approved in 2023)

Covered Employees	- Current and former Section 16 officers
Covered Compensation	- Incentive-based compensation awarded on the basis of financial reporting measures, including stock price and TSR, received during the three fiscal years preceding the date that AIG determined (or reasonably should have determined) that a restatement is necessary
Triggering Events	- Any financial restatement defined within the policy as "Big R" or "little r"
CMRC Role	- Administers the policy - Approves the amounts to be recovered

No clawback-related actions pursuant to the Financial Restatement Clawback Policy were required in 2024. A copy of the Financial Restatement Clawback Policy is included in our Annual Report on Form 10-K for the year ended December 31, 2024.

Clawback Policy (amended in 2023)

Covered Employees	■ Current and former executive officers ■ All LTI recipients ■ Any other employee at Grade 27 and above, as determined by the CMRC
Covered Compensation	■ Generally, includes any bonus, equity or equity-based award, or any other incentive compensation granted since 2013, including time-based awards ■ Compensation paid, and awards granted, while a covered employee
Triggering Events	■ Material financial restatement ■ Award or receipt of covered compensation based on materially inaccurate financial statements or performance metrics that are materially inaccurately determined ■ Failure of risk management, including a supervisory role or material violation of AIG's risk policies ■ An action or omission that results in material financial or reputational harm to AIG ■ Material failure to abide by any restrictive covenant agreement
CMRC Authority	■ Determining whether a triggering event has occurred ■ Determining whether recovery would cause a tax-qualified retirement plan to fail to meet requirements of the Internal Revenue Code, noting that in such instances recovery will be limited ■ Ability to require forfeiture or repayment of all or any portion of any unpaid covered compensation or covered compensation paid in the 12 months preceding the triggering event — The 12-month time horizon will be extended to a longer period if required by any applicable statute or regulation

No clawback-related actions pursuant to the Clawback Policy were required in 2024 based on a review of material risk events as part of the annual risk review process.

Stock Ownership Guidelines

The CMRC oversees the implementation of stock ownership guidelines that apply to executive officers, to further align their interests with those of shareholders and to provide a meaningful personal interest in sustainable value creation.

Ownership Threshold	■ Chief Executive Officer: five times base salary ■ Other Executive Officers: three times base salary
Counted Equity Interests	■ Stock owned outright by the officer or the officer's spouse ■ PSUs or RSUs that have vested but have not been delivered
Until Ownership Threshold is Reached	■ Retention of 50 percent of the shares received upon the exercise, vesting or payment of equity-based awards until ownership threshold level achieved
Post-Employment Requirement	■ Executive officers must continue to comply with the stock ownership guidelines, including the applicable retention requirements, for six months after they cease to be an executive officer

All named executives are in compliance with our stock ownership guidelines.

Anti-Hedging and Anti-Pledging Policies

Our Code of Conduct and Insider Trading Policy prohibit all employees, including the named executives, from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to a Company compensation or benefit plan or dividend distribution, no employee may acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, our Insider Trading Policy prohibits executive officers and directors from pledging AIG securities. None of our executive officers or directors have pledged any AIG securities.

A copy of the Insider Trading Policy is included in the our Annual Report on Form 10-K for the year ended December 31, 2024.

Additional Information

Use of Non-GAAP Financial Metrics

Certain performance metrics and their associated goals used in our incentive plans are "non-GAAP financial measures" under SEC rules. Appendix A explains how these measures are calculated from our audited financial statements.

Tax and Accounting Considerations

The CMRC sets named executive compensation in accordance with our compensation philosophy and continues to believe that retaining, attracting and motivating our employees with a compensation program that supports long-term value creation is in the best interests of our shareholders. In reaching decisions on executive compensation, the CMRC considers tax and accounting consequences, including that compensation in excess of $1 million paid to covered executive officers in a calendar year generally will not be deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code of 1986.

Compensation and Management Resources Committee Report

The CMRC has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on that review and discussion, the CMRC recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Form 10-K.

Compensation and Management Resources Committee

Linda A. Mills, Chair
James J. Dunne III
Diana M. Murphy

2024 Executive Compensation

2024 Summary Compensation Table

Name and Principal Position as of December 31, 2024	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Peter Zaffino	2024	1,500,000	—	10,339,947	3,499,984	9,000,000	298,442	24,638,373
Chairman & Chief Executive Officer	2023	1,500,000	—	10,359,302	3,499,989	9,000,000	258,645	24,617,936
	2022	1,571,923	—	62,422,889	3,224,990	7,830,000	264,397	75,314,199
Keith Walsh	2024	200,000	—	3,185,056	—	2,150,000	10,765	5,545,821
Executive Vice President & Chief Financial Officer								
Charles Fry[4]	2024	1,023,848	—	2,026,456	512,712	3,000,000	67,061	6,630,077
Executive Vice President, Capital Risk Optimization								
Jonathan Hancock[4]	2024	1,023,848	—	1,738,710	590,484	3,250,000	57,922	6,660,964
Executive Vice President & Chief Executive Officer, International Commercial and Global Personal Insurance								
Claude Wade[4]	2024	1,000,000	1,224,000 [5]	1,104,208	374,988	3,500,000	87,301	7,290,497
Executive Vice President & Chief Digital Officer and Global Head of Business Operations & Claims	2023	1,000,000	1,793,000	1,103,095	374,994	3,350,000	86,772	7,707,861
Former Executive Officer								
Sabra R. Purtill[4]	2024	1,000,000	—	2,134,758	724,998	2,425,000	56,690	6,341,446
Former Executive Vice President & Chief Financial Officer	2023	975,000	125,000	3,063,217	599,990	2,850,000	45,367	7,658,574

(1) *Stock and Option Awards.* The amounts listed in these columns for 2024 represent the grant date fair values of: (i) all PSUs granted in 2024 based on target performance which was the probable outcome of the performance conditions at the grant date; (ii) all RSUs granted in 2024 and (iii) all stock options granted in 2024, determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718, excluding the effect of estimated forfeitures. The amounts shown for the awards granted in 2024 were calculated using the assumptions described in Note 19 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024. Further information regarding all stock-based awards granted in 2024 can be found under "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—2024 Annual Long-Term Incentive Awards" and "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—2024 Special Awards." The following table presents the grant date fair value of the 2024 PSUs at target and maximum levels of performance:

Name	2024 PSUs Target ($)	2024 PSUs Maximum ($)
Peter Zaffino	10,339,947	20,679,895
Keith Walsh	N/A	N/A
Charles Fry	1,009,782	2,019,564
Jonathan Hancock	1,162,943	2,325,884
Claude Wade	738,554	1,477,106
Former Executive Officer		
Sabra R. Purtill	1,427,841	2,855,683

All awards represented in the "Stock Awards" and "Option Awards" columns are subject to clawback under the Company's clawback policies.

(2) *Non-Equity Incentive Plan Compensation*. The amounts in this column for 2024 represent the awards earned under the STI plan for 2024 performance as determined by the CMRC (and approved by the Board in the case of Mr. Zaffino) in the first quarter of 2025. See "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—2024 Short-Term Incentive Awards" for further information.

All awards represented in the "Non-Equity Incentive Plan Compensation" column are subject to the Company's clawback policies.

(3) (a) *Perquisites*. This column includes the aggregate incremental costs of perquisites and benefits. The following table details the aggregate incremental cost to the Company of perquisites received by each named executive in 2024.

Perquisites

Name	Personal Use of Company Pool Cars / Car Allowance($)[i]	Personal Use of Aircraft ($)[ii]	Financial Planning / Tax Services ($)[iii]	Other ($)[iv]	Total ($)
Peter Zaffino	8,788	161,466	17,750	79,088	267,092
Keith Walsh	4,199	—	3,058	—	7,257
Charles Fry	16,432	—	—	—	16,432
Jonathan Hancock	16,432	—	—	—	16,432
Claude Wade	48,477	—	7,474	—	55,951
Former Executive Officer					
Sabra R. Purtill	3,086	—	15,500	6,754	25,340

(i) Amounts in this column include the incremental costs of driver compensation, fuel and maintenance attributable to use of Company pool cars for commuting purposes. Mr. Fry and Mr. Hancock's amounts represent their annual car allowance.

(ii) The CMRC requires personal use of corporate aircraft for Mr. Zaffino and has approved an allowance for Mr. Zaffino of up to $195,000 per calendar year. Amounts in this column include personal use by Mr. Zaffino and his spouse of corporate aircraft, calculated based on the aggregate incremental cost of the travel to the Company. For use of corporate aircraft, aggregate incremental cost is calculated based on the direct operating cost of the aircraft, including fuel, maintenance, airport fees and assessments, crew expenses and in-flight supplies and catering, as applicable. If an aircraft traveled empty before picking up or after dropping off Mr. Zaffino and in some cases his spouse in connection with personal travel, the cost associated with this "deadhead" segment would be included in the incremental cost attributable to overall travel. For use of corporate aircraft owned by a third-party vendor, aggregate incremental cost is calculated based on the cost-per-flight-hour charged by the vendor as well as costs of fuel, taxes, crew expenses and airport fees and assessments, as applicable. For further information, see "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—Indirect Elements of Compensation—Perquisites."

(iii) Amounts in this column reflect the value of financial planning services and tax preparation services made available to our named executives.

(iv) Amounts in this column reflect (1) for Mr. Zaffino, residential security ($75,093), expenses related to spousal travel ($2,100) and executive medical services ($1,895) and (2) for Ms. Purtill, annual executive medical ($6,754).

(b) *Other Benefits*. This column also includes matching and non-elective Company contributions under the 401(k) plan in the amount of $31,050 for Mr. Zaffino, Mr. Wade and Ms. Purtill and $3,462 for Mr. Walsh. Mr. Fry and Mr. Hancock's amounts include a $44,367 and $38,986 cash allowance, respectively, in lieu of pension in 2024.

All named executives are covered under the AIG Basic Group Life Insurance Plan. This column also includes life insurance premiums paid for the benefit of the named executives.

We maintain a policy of directors' and officers' liability insurance for the directors and officers. The premium for this policy for the policy year ended September 22, 2024 was approximately $9.4 million and for the policy year ending October 31, 2025 is approximately $9.2 million.

(4) Mr. Fry and Mr. Hancock were not named executive officers prior to 2024. Mr. Wade and Ms. Purtill were not named executive officers prior to 2023. Also, for Mr. Fry and Mr. Hancock, their salary, non-equity incentive plan compensation and all other compensation were converted to US dollars using the December 2024 monthly average FX rate of 1.26401.

(5) For Mr. Wade, this represents a buy-out of the equity foregone from his prior employer.

2024 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (# of Shares or Units)[2]			All Other Stock Awards (# of Shares or Units)[3]	All Other Option Awards (# of Securities Underlying Options)[4]	Exercise Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Equity Awards ($)[5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (PSUs)	Target (PSUs)	Maximum (PSUs)				
Peter Zaffino											
2024 STI	02/20/24	—	4,500,000	9,000,000	—	—	—	—	—	—	—
2024 PSUs	02/20/24	—	—	—	75,139	150,279	300,558	—	—	—	10,339,947
2024 Options	02/20/24	—	—	—	—	—	—	—	199,543	68.13	3,499,984
Keith Walsh											
2024 STI	02/20/24	—	1,500,000	3,000,000	—	—	—	—	—	—	—
2024 PSUs	02/20/24	—	—	—	—	—	—	—	—	—	—
2024 RSUs	02/20/24	—	—	—	—	—	—	—	—	—	—
2024 Special RSUs	10/21/24	—	—	—	—	—	—	41,071	—	—	3,185,056
2024 Options	02/20/24	—	—	—	—	—	—	—	—	—	—
Charles Fry											
2024 STI	02/20/24	—	1,535,772	3,071,544	—	—	—	—	—	—	—
2024 PSUs	02/20/24	—	—	—	7,338	14,676	29,352	—	—	—	1,009,782
2024 RSUs	02/20/24	—	—	—	—	—	—	7,338	—	—	499,938
2024 Special RSUs	07/26/24	—	—	—	—	—	—	6,690	—	—	516,736
2024 Options	02/20/24	—	—	—	—	—	—	—	29,231	68.13	512,712
Jonathan Hancock											
2024 STI	02/20/24	—	1,738,014	3,476,028	—	—	—	—	—	—	—
2024 PSUs	02/20/24	—	—	—	8,451	16,902	33,804	—	—	—	1,162,943
2024 RSUs	02/20/24	—	—	—	—	—	—	8,451	—	—	575,767
2024 Options	02/20/24	—	—	—	—	—	—	—	33,665	68.13	590,484
Claude Wade											
2024 STI	02/20/24	—	2,000,000	4,000,000	—	—	—	—	—	—	—
2024 PSUs	02/20/24	—	—	—	5,367	10,734	21,468	—	—	—	738,554
2024 RSUs	02/20/24	—	—	—	—	—	—	5,367	—	—	365,654
2024 Options	02/20/24	—	—	—	—	—	—	—	21,379	68.13	374,988
Former Executive Officer											
Sabra R. Purtill											
2024 STI	02/20/24	—	1,700,000	3,400,000	—	—	—	—	—	—	—
2024 PSUs	02/20/24	—	—	—	10,376	20,752	41,504	—	—	—	1,427,841
2024 RSUs	02/20/24	—	—	—	—	—	—	10,376	—	—	706,917
2024 Options	02/20/24	—	—	—	—	—	—	—	41,334	68.13	724,998

(1) Amounts shown reflect the range of possible cash payouts under the STI plan for 2024 performance. Actual amounts earned, as determined by the CMRC (and, in the case of the award granted to Mr. Zaffino, as approved by the Board) in the first quarter of 2025, are reflected in the 2024 Summary Compensation Table under Non-Equity Incentive Plan Compensation. For more information on the 2024 STI awards, including the applicable performance metrics, please see "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—2024 Short-Term Incentive Awards." Also, for Mr. Fry and Mr. Hancock, their amounts were converted to US dollars using the December 2024 monthly average FX rate of 1.26401.

(2) Amounts shown reflect the potential range of 2024 PSUs that may be earned under the LTI Plan relative to the target amounts granted. Actual amounts earned are based on achieving pre-established goals across four financial objectives over the 2024-2026 performance period. Results will be certified by the CMRC in the first quarter of 2027. For more information on the 2024 PSUs, including the applicable performance metrics, please see "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—2024 Annual Long-Term Incentive Awards." PSUs accrue dividend equivalent rights beginning with the first dividend record date following the applicable grant date. The cash amount is subject to the same vesting and performance conditions as the related PSUs and is paid if and when the related PSUs are settled.

(3) Amounts shown reflect the grant of RSUs under the LTI Plan. For more information on these awards, please see "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—2024 Annual Long-Term Incentive Awards" and "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—2024 Special Awards." RSUs accrue dividend equivalent rights beginning with the first dividend record date following the applicable grant date. The cash amount is subject to the same vesting conditions as the related RSUs and is paid if and when the related RSUs are settled.

(4) Amounts shown reflect the grant of stock options under the LTI Plan. For more information on these awards, please see "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—2024 Annual Long-Term Incentive Awards" and Note 19 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024. Stock options have an exercise price equal to the closing price of our common stock on the NYSE on the date of grant.

(5) Amounts shown represent the grant date fair value of the awards determined in accordance with FASB ASC Topic 718 using the valuation methods and assumptions presented in Note 19 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024.

Outstanding Equity Awards at December 31, 2024

Name	Year Granted	Options Awards[1] Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Equity Incentive Plan Awards (Number of Securities Underlying Unexercised and Unearned Options)	Exercise Price ($)	Expiration Date	Award Type[2]	Stock Awards — Unvested (Not Subject to Performance Conditions) Number	Market Value ($)[3]	Equity Incentive Plan Awards (Unearned and Unvested) Number	Market Value ($)[3]
Peter Zaffino	2024	—	199,543	—	68.13	2/20/2034	2024 PSUs	—	—	225,418	16,410,430
	2023	77,467	154,936	—	59.72	2/21/2033	2023 PSUs	—	—	255,432	18,595,449
	2022	130,698	65,350	—	61.61	2/22/2032	2022 Special Award RSUs	909,771	66,231,328	—	—
	2021	245,726	—	—	44.10	2/22/2031	2022 RSUs	17,752	1,292,345	—	—
	2020	251,461	—	—	32.43	3/11/2030	2022 PSUs	189,578	13,801,278	—	—
	2019	257,985	—	—	44.28	3/18/2029	2020 Special Award RSUs	85,403	6,217,338	—	—
	2018	133,256	—	—	55.94	3/13/2028	Total	1,202,504	87,542,289	480,850	35,005,879
Keith Walsh	2024	—	—	—	—	—	2024 Equity Buy-Out RSUs	37,032	2,695,929	—	—
							2024 Transition Sign-On RSUs	4,039	294,039	—	—
							Total	41,071	2,989,968	—	—
Charles Fry	2024	—	29,231	—	68.13	2/20/2034	2024 RSUs	7,338	534,206	—	—
	2023	8,630	17,262	—	59.72	2/21/2033	2024 PSUs	—	—	22,014	1,602,619
							2024 Special Award RSUs	6,690	487,032	—	—
							2023 RSUs	4,216	306,924	—	—
							2023 PSUs	—	—	18,972	1,381,161
							2023 Special Award RSUs	9,063	659,786	—	—
							Total	27,307	1,987,948	40,986	2,983,780
Jonathan Hancock	2024	—	33,665	—	68.13	2/20/2034	2024 RSUs	8,451	615,232	—	—
	2023	13,286	26,572	—	59.72	2/21/2033	2024 PSUs	—	—	25,353	1,845,698
	2022	25,778	12,890	—	61.61	2/22/2032	2023 RSUs	12,980	944,944	—	—
	2021	46,559	—	—	44.10	2/22/2031	2023 PSUs	—	—	14,602	1,063,025
	2020	10,512	—	—	30.71	8/13/2030	2022 RSUs	7,003	509,818	—	—
	2020	44,148	—	—	29.58	7/1/2030	2022 PSUs	18,695	1,360,996	—	—
							Total	47,129	3,430,990	39,955	2,908,723
Claude Wade	2024	—	21,379	—	68.13	2/20/2034	2024 RSUs	5,367	390,717	—	—
	2023	8,300	16,600	—	59.72	2/21/2033	2024 PSUs	—	—	16,101	1,172,152
	2022	15,196	7,600	—	61.61	2/22/2032	2023 RSUs	4,054	295,131	—	—
							2023 PSUs	—	—	18,244	1,328,163
							2022 RSUs	2,064	150,259	—	—
							2022 PSUs	22,043	1,604,730	—	—
							Total	33,528	2,440,837	34,345	2,500,315
Former Executive Officer											
Sabra R. Purtill	2024	—	41,334	—	68.13	2/20/2034	2024 RSUs	10,376	755,372	—	—
							2024 PSUs	—	—	31,128	2,266,118
	2023	13,280	26,560	—	59.72	2/21/2033	2023 Promotion RSUs	15,105	1,099,644	—	—
	2021	22,435	—	—	44.10	2/22/2031	2023 RSUs	6,487	472,253	—	—
	2020	21,929	—	—	32.43	3/11/2030	2023 PSUs	—	—	29,191	2,125,104
	2019	11,150	—	—	57.89	9/19/2029	Total	31,968	2,327,269	60,319	4,391,222

(1)   *Stock Options*. Stock options granted in all years have an exercise price equal to the closing price of our common stock on the NYSE on the date of grant, and have a ten-year term from the date of grant. All of the stock options granted in 2024 will vest as to one-third on each of February 20, 2025, February 20, 2026 and February 20, 2027. All of the stock options granted in 2023 vested as to one-third on each of February 21, 2024 and February 21, 2025 and will vest as to the remaining third on February 21, 2026. All of the stock options granted in 2022 were fully vested as of February 22, 2025 and all of the stock options granted in 2021 were fully vested as of January 2024. All of the stock options granted in 2020, 2019 and 2018 fully vested in January 2023, 2022 and 2021, respectively.

(2)   *Performance Share Unit*s. PSUs accrue dividend equivalent rights beginning with the first dividend record date following the grant date. The dividend equivalent rights are subject to the same vesting and performance conditions as the related PSUs and are paid in cash at the same time the related PSUs are settled. No dividend equivalent rights are included in the PSU amounts shown above.

The 2022 PSUs vested on January 1, 2025 and are reported as earned as determined by the CMRC in the first quarter of 2025. Please see "Compensation Discussion and Analysis—2024 Compensation Decisions and Outcomes—2022 Performance Share Units Achievement."

All 2024 and 2023 PSUs are shown at stretch payout. Whether the 2024 or 2023 PSUs will be earned at the level shown or a different level, or at all, depends on Company performance against metrics over a three-year performance period. If earned, the 2024 and 2023 PSUs will vest on January 1, 2027 and January 1, 2026, respectively.

Restricted Stock Units. RSUs accrue dividend equivalent rights, beginning with the first dividend record date following the grant date. The dividend equivalent rights are subject to the same vesting conditions as the related RSUs and are paid in cash at the same time the related RSUs are settled. No dividend equivalent rights are included in the RSU amounts shown above other thank Mr. Zaffino's Special RSUs.

The 2024 RSUs vested as to one-third on February 20, 2025 and will vest as to one-third on each of February 20, 2026 and February 20, 2027. The 2023 RSUs vested as to one-third on each of February 21, 2024 and February 21,2025, with the remaining RSUs vesting on February 21, 2026. All 2022 RSUs were fully vested as of February 22, 2025.

The 2020 Special RSUs reflect a grant to Mr. Zaffino which vested as to one-third on each of December 8, 2023 and December 8, 2024 with the remaining RSUs vesting on December 8, 2025.

The 2022 Special RSUs reflect a grant to Mr. Zaffino that will cliff vest on November 10, 2027.

Mr. Walsh's 2024 Buy-Out RSUs will vest as follows: 13,466 RSUs on October 21, 2025; 12,456 on February 1, 2026; and 11,110 RSUs on February 1, 2027.

Mr. Walsh's 2024 Sign-On RSUs will vest as to one-third on each of October 21, 2025, October 21, 2026 and October 21, 2027.

Mr. Fry's 2024 Special RSUs will vest on July 26, 2026.

Mr. Fry's 2023 Special RSUs vested as to one-third on June 16, 2024 and will vest as to one-third on each of June 16, 2025 and June 16, 2026.

Ms. Purtill's 2023 Promotion RSUs vested as to one-third on June 19, 2024. The remaining RSUs will vest as to one-third on each of June 19, 2025 and June 19, 2026.

(3)   Based on the closing price of our common stock on the NYSE on December 31, 2024 of $72.80.

Option Exercises and Vesting of Stock-Based Awards During 2024

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Peter Zaffino	533,000	$ 40,169,144	415,852	28,634,417
Keith Walsh	—	—	—	—
Charles Fry	—	—	6,639	476,945
Jonathan Hancock	—	—	52,126	3,526,258
Claude Wade	—	—	4,091	279,537
Former Executive Officer				
Sabra R. Purtill	—	—	111,031	3,185,558

(1)   The value realized is the difference between the fair market value of our common stock on the date of exercise and the exercise price of the option.

(2)   Represents the 2021 RSUs and 2021 PSUs that vested in January 2024, and the second tranche of the 2022 RSUs and first tranche of the 2023 RSUs that vested in February 2024. For Mr. Zaffino only, also includes the second tranche of a special RSU award made in 2020 (and related dividend equivalent rights) that vested in December 2024. For Mr. Fry, also includes the first tranche of a special RSU award made in 2023 that vested in June 2024. For Ms. Purtill, also includes the first tranche of a special RSU award made in 2023 that vested in June 2024 and outstanding Corebridge RSUs that vested upon deconsolidation in June 2024. Values presented in the table are based on the closing price of our common stock (and Corebridge's closing price for Ms. Purtill's Corebridge RSUs) on the applicable vesting date.

Potential Payments on Termination

The Executive Severance Plan is maintained for executives, including the named executives other than Mr. Zaffino. The terms of the ESP are consistent with our compensation design philosophy as described in "Compensation Discussion and Analysis — Compensation Design."

Mr. Zaffino's employment agreement provides for specific payments and benefits upon a termination of his employment.

Executive Severance Plan

Severance Benefits

The ESP provides for severance payments and benefits upon a termination by the Company without "Cause" or by a qualifying executive (including all of the participating named executives) for "Good Reason" (as such terms are defined in the ESP). In the event of a qualifying termination, subject to the participant's timely execution and non-revocation of a release of claims and agreement to abide by certain restrictive covenants, a participant is generally eligible to receive:

■ For qualifying terminations not in connection with a Change in Control (as such term is defined in the ESP), severance in an amount equal to the product of 1.5 times the sum of base salary and the average amount of STI paid for the preceding three completed calendar years. For qualifying terminations within two years following a Change in Control, enhanced severance in an amount equal to the product of 2 times the sum of base salary and the greater of (i) the average amount of STI paid to the executive for the preceding three completed calendar years, or (ii) the executive's target STI for the most recently completed calendar year preceding the termination year.

■ For terminations on and after April 1 (or January 1 in the case of a termination following a Change in Control) of the termination year, a pro-rata annual STI award for the year of termination based on the participant's target amount and actual company (and/or, if applicable, business unit or function) performance, paid at the same time as such STI awards are regularly paid to similarly situated active employees.

If the qualifying termination occurs within twelve months after experiencing a reduction in base salary or annual STI target, the payments described above are calculated as if the qualifying termination occurred immediately prior to the reduction. Severance generally will be paid in a lump sum.

Participants are entitled to receive a $40,000 payment that may be applied towards supplemental health and life insurance coverage including health coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA) for U.S. based employees and under a comparable medical continuation program for UK based employees. U.S. based employees are also entitled to receive one year of additional age and service under the Non-Qualified Retirement Plan and the Company medical plan solely for purposes of determining vesting and eligibility, not benefit accruals. The one year of additional age and service is also used for the purpose of determining eligibility to enroll in retiree medical coverage.

Restrictive Covenants

Pursuant to the release of claims that each participant must execute to receive benefits under the ESP, each participant is generally prohibited from:

- Engaging in, being employed by, rendering services to or acquiring financial interests in certain businesses that compete with the Company for a period of six months after termination

- Interfering with our business relationships with customers, suppliers or consultants for a period of six months after termination

- Soliciting or participating in the solicitation or recruitment of our employees for a period of one year after termination

- Disclosing our confidential information at any time following termination

Zaffino Employment Agreement

Severance Benefits

In the event of a termination of Mr. Zaffino's employment without "Cause" or by Mr. Zaffino for "Good Reason" (each as defined in his employment agreement), subject to his execution of a release of claims and agreement to abide by certain restrictive covenants, he is generally eligible to receive:

- For such a termination not in connection with a Change in Control (as defined in Mr. Zaffino's employment agreement), severance in an amount equal to the product of 1.5 times the sum of base salary and the average amount of STI paid for the preceding three completed calendar years. For such a termination within two years following a Change in Control, enhanced severance in an amount equal to the product of 2 times the sum of: (a) base salary and (b) the greater of (i) the average amount of STI paid for the preceding three completed calendar years and (ii) target STI.

- For such a termination not in connection with a Change in Control, a pro rata bonus for the year of termination based on the number of days employed during the calendar year of termination and actual achievement against the stated performance objectives (with any individual performance objectives deemed to have been achieved at 100 percent of target levels). For such a termination within two years following a Change in Control, then the pro rata bonus will be based on the greater of target STI and actual achievement as described in the preceding sentence. This pro rata bonus is referred to as the "Pro Rata Bonus."

- Accelerated vesting of all outstanding equity awards (with any awards subject to performance conditions determined based on actual performance at the end of the applicable performance period). This accelerated vesting is referred to as the "Equity Acceleration."

- Continued health coverage under COBRA, a $40,000 payment that may be applied towards continued health coverage and life insurance and one year of additional age and service for the purpose of determining eligibility to enroll in retiree medical coverage.

Severance generally will be paid in a lump sum.

In the event of a termination of Mr. Zaffino's employment due to his death or disability, subject to his (or, if applicable, his representative's or estate's) execution of a release of claims and agreement (in the case of his disability) to abide by certain restrictive covenants, he is eligible to receive:

- The Pro Rata Bonus; provided that if the termination is due to death, then the Pro Rata Bonus will be based on his target STI.

- The Equity Acceleration; provided that if the termination is due to death, then any applicable performance conditions will be deemed to have been earned at target levels.

In the event of a termination of Mr. Zaffino's employment due to his retirement or expiration of the initial five-year term of his agreement, subject to his execution of a release of claims and agreement to abide by specified restrictive covenants, he is eligible to receive:

- The Pro Rata Bonus

- The Equity Acceleration

Restrictive Covenants

Under his agreement, Mr. Zaffino is generally prohibited from:

- Engaging in, being employed by, rendering services to or acquiring a financial interest in certain businesses that compete with us for a period of one year after termination (for any reason other than upon expiration of the five-year term of the agreement)

- Interfering with our business relationships with customers, suppliers or consultants for a period of one year after termination

- Soliciting or participating in the solicitation of our employees for a period of one year after termination

- Disclosing our confidential information at any time following termination

In addition, Mr. Zaffino must provide us with at least 12 months' notice prior to a termination of his employment without good reason or due to this retirement.

Treatment of LTI Awards

The LTI Plan provides for accelerated vesting of outstanding PSUs, RSUs and stock options, as applicable, in certain termination scenarios.

In the case of a participant's involuntary termination without Cause (without a Change in Control, as defined in the ESP as set forth above), retirement or disability, the participant's outstanding LTI awards will vest. Earned PSUs will be determined based on actual performance for the whole performance period and the earned amount of PSUs and full amount of RSUs will be delivered on the normal settlement schedule.

Outstanding stock options will remain exercisable for three years after involuntary termination without Cause (or death or disability) or for the remaining contractual term of the option (if earlier). In the case of (i) retirement, or (ii) a participant's involuntary termination without Cause or voluntary termination with Good Reason following a Change in Control (as defined in the same manner as in the ESP as set forth above), stock options will remain exercisable through the original contractual term of the option.

Retirement requires attainment of age 60 with five years of service or attainment of age 55 with ten years of service.

In the case of a participant's death during a PSU performance period or prior to adjudication for such performance period, an amount equal to the participant's target amount of PSUs and the full amount of RSUs will vest and be delivered to the participant by the later of the end of the calendar year or two and a half months following death.

In the case of a participant's termination without Cause or resignation for Good Reason within 24 months following a Change in Control (defined in the same manner as in the ESP as set forth above) all outstanding RSUs vest, and if such termination occurs during the PSU performance period, the participant will receive the target amount of PSUs (unless the CMRC determines to use actual performance through the date of the Change in Control). In the case of such termination following the PSU performance period, the participant will receive the earned amount of PSUs. Any such RSUs and PSUs will be delivered by the end of the calendar year of termination or, if later, within two and a half months following the termination.

The treatment of Mr. Zaffino's outstanding equity awards upon his termination of employment is described above in "—Zaffino Employment Agreement—Severance Benefits."

Quantification of Termination Payments and Benefits

The following table sets forth the compensation and benefits that would have been provided to the named executives if they had been terminated on December 31, 2024 under the circumstances indicated (including following a Change in Control). For Mr. Fry and Mr. Hancock, their annual STI and severance amounts were converted to US dollars using the December 2024 monthly average FX rate of 1.26401.

Termination Payments and Benefits for the Named Executive Officers as of December 31, 2024

Name	Annual Short-Term Incentive ($)[1]	Severance ($)[2]	Medical and Life Insurance ($)[3]	Unvested Options ($)[4]	Unvested Stock Awards ($)[5]	Total ($)
Peter Zaffino						
By AIG for "Cause"	—	—	—	—	—	—
By AIG w/o "Cause"	6,435,000	14,665,000	40,000	3,689,695	112,913,906	137,743,601
By Executive w/o "Good Reason"	—	—	—	—	—	—
By Executive with "Good Reason"	6,435,000	14,665,000	40,000	3,689,695	112,913,906	137,743,601
Qualifying Termination following a Change in Control[6]	6,435,000	19,553,333	40,000	3,689,695	112,913,906	142,631,934
Death	4,500,000	—	—	3,689,695	106,513,958	114,703,653
Disability	6,435,000	—	—	3,689,695	112,913,906	123,038,601
Retirement[7]	—	—	—	—	—	—
Keith Walsh						
By AIG for "Cause"	—	—	—	—	—	—
By AIG w/o "Cause"	2,145,000	5,000,000	40,000	—	3,006,397	10,191,397
By Executive w/o "Good Reason"	—	—	—	—	—	—
By Executive with "Good Reason"	2,145,000	5,000,000	40,000	—	—	7,185,000
Qualifying Termination following a Change in Control[6]	2,145,000	6,250,000	40,000	—	3,006,397	11,441,397
Death	1,500,000	—	—	—	3,006,397	4,506,397
Disability	2,145,000	—	—	—	3,006,397	5,151,397
Retirement[7]	—	—	—	—	—	—
Charles Fry						
By AIG for "Cause"	—	—	—	—	—	—
By AIG w/o "Cause"	2,196,154	4,666,155	40,000	362,296	4,090,674	11,355,279
By Executive w/o "Good Reason"	—	—	—	—	—	—
By Executive with "Good Reason"	2,196,154	4,666,155	40,000	—	—	6,902,309
Qualifying Termination following a Change in Control[6]	2,196,154	6,221,540	40,000	362,296	4,090,674	12,910,664
Death	1,535,772	—	—	362,296	4,090,674	5,988,742
Disability	2,196,154	—	—	362,296	4,090,674	6,649,124
Retirement[7]	—	—	—	—	—	—
Jonathan Hancock						
By AIG for "Cause"	—	—	—	—	—	—
By AIG w/o "Cause"	2,485,360	5,403,957	40,000	649,016	5,585,913	14,164,246
By Executive w/o "Good Reason"	—	—	—	—	—	—
By Executive with "Good Reason"	2,485,360	5,403,957	40,000	—	—	7,929,317
Qualifying Termination following a Change in Control[6]	2,485,360	7,205,276	40,000	649,016	5,585,913	15,965,565
Death	1,738,014	—	—	649,016	4,954,800	7,341,830
Disability	2,485,360	—	—	649,016	5,585,913	8,720,289
Retirement[7]	—	—	—	—	—	—
Claude Wade						
By AIG for "Cause"	—	—	—	—	—	—
By AIG w/o "Cause"	2,860,000	5,995,000	40,000	402,012	4,283,076	13,580,088
By Executive w/o "Good Reason"	—	—	—	—	—	—
By Executive with "Good Reason"	2,860,000	5,995,000	40,000	—	—	8,895,000
Qualifying Termination following a Change in Control[6]	2,860,000	7,993,333	40,000	402,012	4,283,076	15,578,421
Death	2,000,000	—	—	402,012	3,538,944	5,940,956
Disability	2,860,000	—	—	402,012	4,283,076	7,545,088
Retirement[7]	—	—	—	—	—	—

Name	Annual Short-Term Incentive ($)[1]	Severance ($)[2]	Medical and Life Insurance ($)[3]	Unvested Options ($)[4]	Unvested Stock Awards ($)[5]	Total ($)
Former Executive Officer						
Sabra R. Purtill						
By AIG for "Cause"	—	—	—	—	—	—
By AIG w/o "Cause"	2,431,000	3,641,625	40,000	540,435	5,414,582	12,067,642
By Executive w/o Good Reason	—	—	—	—	—	—
By Executive with Good Reason	2,431,000	3,641,625	40,000	—	—	6,112,625
Qualifying Termination following a Change in Control[6]	2,431,000	5,400,000	40,000	540,435	5,414,582	13,826,017
Death	1,700,000	—	—	540,435	5,414,582	7,655,017
Disability	2,431,000	—	—	540,435	5,414,582	8,386,017
Retirement[7]	2,431,000	—	—	540,435	5,414,582	8,386,017

(1) These amounts represent annual STI payments for which the named executives would have been eligible had they been terminated on December 31, 2024. Under the ESP, earned STI awards are prorated based on the number of full months the executive was employed in the termination year. Except in the case of death or a qualifying termination following a Change in Control, STI payments under the ESP are based on the named executive's target amount and actual business or function performance and paid at the same time such STI awards are regularly paid to similarly situated active employees. In the case of death, a named executive's STI payment is based on target amount and paid as soon as administratively possible after the date of death (but in no event later than March 15th of the following year). In the case of a qualifying termination following a Change in Control, these STI payments are based on the better of the named executive's target amount or target amount adjusted for actual business or function performance and paid at the same time such STI awards are regularly paid to similarly situated active employees. These amounts would have been solely in lieu of, and not in addition to, the annual STI award for 2024 actually paid to the current named executives as reported in the 2024 Summary Compensation Table.

(2) Severance would have been paid as a lump sum cash payment as soon as practicable and in no event later than 60 days following the termination date. See descriptions of the ESP and "—Zaffino Employment Agreement" above for more information on severance payments and benefits.

(3) The amounts in this column reflect a lump sum payment of $40,000 that can be used to pay for continued healthcare and life insurance coverage following a qualifying termination. None of the current named executives are eligible for Company-subsidized retiree medical benefits. The amounts do not include medical and life insurance benefits upon permanent disability or death to the extent that they are generally available to all salaried employees. All of the current named executives are eligible participants under the AIG medical and life insurance plans.

(4) The amounts in this column represent the total value of unvested stock options as of December 31, 2024 that would accelerate upon termination, based on the difference between the exercise price of the options and the closing price of our common stock on the NYSE of $72.80 on December 31, 2024.

For the 2022, 2023 and 2024 stock option awards, the amounts in this column include the stock options vesting under the termination events described above. Generally, the vested 2022, 2023 and 2024 stock options will remain exercisable for three years after each such termination scenario. In no event will any 2022, 2023 and 2024 stock options remain exercisable after the initial ten-year expiration date.

(5) The amounts in this column represent the total market value (based on the closing sale price on the NYSE of $72.80 on December 31, 2024) of our common stock underlying unvested equity-based awards as of December 31, 2024.

For the 2022 PSU awards, the amounts in this column include the named executive's actual earned PSUs for the 2022-2024 performance period that vested in January 2025 (as determined by the CMRC in the first quarter of 2025). 2022 PSU award amounts also include the dividend equivalent rights which were paid in cash when the earned shares were delivered. Target performance is reflected in the case of death.

In addition, the amounts in this column include, for all of the named executives, the outstanding 2023 and 2024 PSU awards assuming target performance and the full amount of their outstanding RSU awards. The 2023 and 2024 PSU and RSU award amounts include the value of accrued dividend equivalent rights on such awards.

For Mr. Zaffino, the amount in this column also includes the outstanding RSUs with respect to his 2020 RSU award. The amount includes (i) any additional RSUs accrued through the second quarter of 2021 in respect of dividend equivalent rights and (ii) any cash amounts accrued in respect of dividend equivalent rights.

(6) This row includes amounts that would be paid under the ESP or the Zaffino Employment Agreement, as applicable, in the case of a termination without Cause or voluntary termination with Good Reason within 24 months following a Change in Control. The amount of PSUs vesting is shown (i) at the actual amounts earned for the 2022 PSUs (as determined by the CMRC in the first quarter of 2025) that vested in January 2025 and (ii) at target for the 2023 and 2024 PSUs.

(7) As of December 31, 2024, none of the named executives other than Ms. Purtill qualified as retirement eligible under any of the applicable plans or programs in which they participated.

Pay Ratio

The 2024 annual total compensation of the median employee identified by us (as described below) was $82,224, and Mr. Zaffino's annualized 2024 total compensation for his role as Chief Executive Officer during 2024 was $24,638,373. Accordingly, our estimated 2024 pay ratio was 1 to 300.

As permitted by SEC rules, to identify the median employee, we used our active employee population (including both full-time and part-time employees) as of December 9, 2024 and used 2023 annual total compensation for that population comprising (1) annual base salary, (2) overtime payments, (3) target STI and LTI awards, in each case using 2024 targets for employees hired during 2023 who were not eligible for 2023 awards and (4) sales incentives. For employees hired in 2024 (who therefore did not have 2023 compensation), we used 2024 annual total compensation comprising (1) annual base salary, (2) overtime payments, (3) 2024 target STI and LTI awards and (4) an estimate of annual sales incentives based on a calculation of median 2023 sales incentives.

As required by SEC rules, after identifying our median employee (who is located in the U.S.), we calculated 2024 annual total compensation for both our median employee and Mr. Zaffino using the same methodology that we use to determine our named executive officers' annual total compensation for the Summary Compensation Table.

SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratios reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. In addition, the median employee's annual total compensation is unique to that individual and therefore is not an indicator of the annual total compensation of any other individual or group of employees.

Pay Versus Performance

We provide the following disclosure regarding executive compensation for our principal executive officers (PEOs) and Non-PEO named executive officers (Non-PEO NEOs) and Company performance for the fiscal years listed below in accordance with rules adopted by the SEC. The CMRC did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for Peter Zaffino[1] ($)	Summary Compensation Table Total for Brian Duperreault[1] ($)	Compensation Actually Paid to Peter Zaffino[1],[2],[3] ($)	Compensation Actually Paid to Brian Duperreault[1],[2],[3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1],[2],[3] ($)	Value of Initial Fixed $100 Investment based on:[4] TSR ($)	Peer Group TSR ($)	Net Income ($ Millions)	Accident Year Combined Ratio, as adjusted*[5] (%)
2024	24,638,373	—	33,931,497	—	6,493,761	6,722,095	161.81	227.67	(926)	88.2
2023	24,617,936	—	38,715,733	—	8,096,539	6,186,239	147.43	168.05	3,878	87.7
2022	75,314,199	—	90,844,101	—	9,077,342	12,293,363	134.37	151.65	11,273	88.7
2021	21,905,220	13,969,537	52,445,392	45,269,700	10,476,911	20,741,560	118.13	127.58	10,906	91.0
2020	—	18,810,374	—	14,041,042	12,890,475	10,890,203	76.75	106.96	(5,829)	94.1

(1) Peter Zaffino has been our PEO since March 2021 and was a non-PEO named executive in 2020. Brian Duperreault was our PEO prior to March 2021. Our other NEOs consisted of: Keith Walsh (2024), Charles Fry (2024), Jonathan Hancock (2024), Claude Wade (2023, 2024), Sabra Purtill (2023, 2024), Kevin Hogan (2021, 2022, 2023), Shane Fitzsimons (2022, 2023), Lucy Fato (2020, 2021, 2022, 2023), Mark Lyons (2020, 2021, 2023), David McElroy (2021, 2022, 2023), Doug Dachille (2020, 2021).

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards and Option Awards column reflect the amounts from the Stock Awards and Option Awards columns set forth in the applicable Summary Compensation Table.

Year	Summary Compensation Table Total for Peter Zaffino ($)	Exclusion of Change in Pension Value for Peter Zaffino ($)	Exclusion of Stock Awards and Option Awards for Peter Zaffino ($)	Inclusion of Pension Service Cost for Peter Zaffino ($)	Inclusion of Equity Values for Peter Zaffino ($)	Compensation Actually Paid to Peter Zaffino ($)
2024	24,638,373	0	(13,839,931)	0	23,133,055	33,931,497

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs ($)	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2024	6,493,761	0	(2,478,474)	0	2,706,808	6,722,095

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables. Please note that any columns included in the calculation of Compensation Actually Paid that contain a "0" did not have an amount in that category for that year.

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Peter Zaffino ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Peter Zaffino ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Peter Zaffino ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Peter Zaffino ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Peter Zaffino ($)	Total - Inclusion of Equity Values for Peter Zaffino ($)
2024	14,318,534	8,264,203	0	550,318	0	23,133,055

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2024	2,531,854	98,695	—	76,259	0	2,706,808

(4)   The Peer Group TSR set forth in this table utilizes the S&P 500 Property & Casualty Insurance Index (S&P 500 Property & Casualty Insurance Index), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in AIG's Annual Report on Form 10-K for the year ended December 31, 2024. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the last listed year, in the Company and in the S&P 500 Property & Casualty Insurance Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5)   We determined AYCR, as adjusted* to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2024. We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Total Shareholder Return (TSR)

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the Average Compensation Actually Paid to our Non-PEO NEOs, and the cumulative TSR over the five most recently completed fiscal years for the Company and the Peer Group.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus TSR



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the Average Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the five most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus Net Income



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company-Selected Measure

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the Average Compensation Actually Paid to our Non-PEO NEOs, and our AYCR, as adjusted*, during the five most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus AYCR, as adjusted*



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEOs and other NEOs for 2024 to Company performance. The measures in this table are not ranked.

Accident Year Combined Ratio, as adjusted*	Diluted Adjusted After-tax Income Attributable to AIG Common Shareholders Per Share*	Adjusted Return on Equity*	Relative Total Shareholder Return

---

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Equity Compensation Plan Information

The following table provides information about shares of our common stock that may be issued under compensation plans as of December 31, 2024.

Plan Category	Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights[1][2]	Weighted-Average Exercise Price of Outstanding Options and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Third Column)
Equity compensation plans approved by security holders	2010 Stock Incentive Plan	11,528 [3]	—	— [4]
	2013 Plan	5,847,609 [5]	42.94 [6]	— [4]
	2021 Plan	9,697,188 [7]	62.96 [6]	23,168,953 [8]
Total		15,556,325	50.40 [6]	23,168,953

(1)   Shares underlying DSUs, RSUs and PSUs are deliverable without the payment of any consideration, and therefore these awards have not been taken into account in calculating the weighted-average exercise price.

(2)   At December 31, 2024, we were also obligated to issue 42,130 shares in connection with previous exercises of stock options with delivery deferred.

(3)   Represents shares reserved for issuance in connection with DSUs.

(4)   No future awards will be made under these plans.

(5)   Represents shares reserved for issuance in connection with outstanding (i) time-vested DSUs, (ii) RSUs (including related dividend equivalents accrued through the second quarter of 2021 in the form of additional RSUs) and (iii) stock options.

(6)   Represents the weighted average exercise price of outstanding stock options.

(7)   Represents shares reserved for issuance in connection with outstanding (i) time-vested DSUs, (ii) RSUs (including related dividend equivalents accrued through the fourth quarter of 2024 in the form of additional RSUs that will be settled in cash), (iii) 2022, 2023 and 2024 PSUs (at target level of performance) and (iv) stock options.

(8)   Represents shares reserved for future issuance under the 2021 Plan (which replaced the 2013 Plan for awards granted on or after May 12, 2021). The number of shares available for issuance under the 2021 Plan would increase if and to the extent that (i) outstanding awards under the 2013 Plan are forfeited, expire, terminate or otherwise lapse or are settled in cash in whole or in part or (ii) outstanding awards under the 2021 Plan are forfeited, expire or are settled in cash in whole or in part, each as provided by the 2021 Plan. In addition, the number of shares available for issuance under the 2021 Plan could increase or decrease depending on actual performance and the number of 2022, 2023 and 2024 PSUs earned.

Proposal 3
Advisory Vote on the Frequency of Future Executive Compensation Votes

What am I voting on?

In addition to the Say-on-Pay vote described in Proposal 2 above, Section 14A of the Exchange Act requires that our shareholders have an opportunity at least once every six years to vote on the frequency of future Say-on-Pay votes. Shareholders were last presented with this proposal in 2019, when our Board unanimously recommended, and our shareholders approved, an annual Say-on-Pay vote. You may vote that the Say-on-Pay vote occur every year, every two years or every three years or you may abstain.

Proposal 3 gives holders of our Common Stock the opportunity to vote on the following resolution:

RESOLVED: that the holders of Common Stock of AIG Parent indicate, by their vote on this resolution, whether the advisory shareholder vote on executive compensation should occur every year, every two years or every three years.

After due consideration, our Board unanimously recommends that the Say-on-Pay vote occur annually as a corporate governance best practice. Executive compensation is disclosed annually in our proxy statement, and the Board values shareholder perspectives on our compensation programs, including the feedback received from the Say-on-Pay vote.

The results of the vote on this resolution will not be binding on the Board, will not overrule any decisions the Board has made and will not create any duty for the Board to take any action in response to the outcome of the vote. The Board will consider the outcome of the vote on this Proposal 3 and disclose its decision as to frequency by filing a Current Report on Form 8-K with the SEC no later than 150 days after the date of the Annual Meeting.

Voting Recommendation

The Board unanimously recommends a vote to hold the Say-on-Pay vote **ANNUALLY**.

Report of the Audit Committee

The Audit Committee assists the Board in its oversight of:

- The integrity of our financial statements
- Our compliance with legal and regulatory requirements
- The independent auditor's qualifications and independence
- The performance of our internal audit function

The Audit Committee's specific duties and responsibilities are set forth in its charter, which is available on our website (www.aig.com). Management has primary responsibility for our financial statements, maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. PwC, the Audit Committee-appointed independent auditor for the year ended December 31, 2024, is responsible for expressing opinions on our consolidated financial statements and on our internal control over financial reporting based on its audits. PwC is also expected to discuss with the Audit Committee any other matters it deems appropriate.

In performing its oversight responsibilities, the Audit Committee reviewed and discussed with management and PwC our consolidated audited financial statements as of and for the year ended December 31, 2024, and our internal control over financial reporting as of December 31, 2024. During the year, the Audit Committee also discussed with PwC and our internal auditor the overall scope and plans for their respective audits. The Audit Committee regularly meets with management and with PwC and holds executive sessions, including with PwC, the chief financial officer and chief internal auditor, to discuss their reviews, the evaluation of internal control over financial reporting and the overall quality of our financial reporting.

The Audit Committee has discussed with PwC the matters required by the SEC and PCAOB Auditing Standard No. 1301, Communications with Audit Committees. The Audit Committee and PwC have also discussed PwC's independence from management, including communications from PwC required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, Rule 3524, Audit Committee Pre-Approval of Certain Tax Services, and Rule 3525, Audit Committee Pre-approval of Non-Audit Services Related to Internal Control Over Financial Reporting.

As discussed in Proposal 4, the Audit Committee pre-approves all audit and non-audit services to be provided by PwC, and the related fees for those services. The Audit Committee has concluded that PwC's provision of non-audit services does not impair PwC's independence as the external auditor.

PwC has reported to the Audit Committee that our audited financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America. The Audit Committee reviewed management's assessment and report on the effectiveness of our internal control over financial reporting, as well as PwC's audit report on the effectiveness of our internal control over financial reporting, which were both included in our Annual Report on Form 10-K for the year ended December 31, 2024. Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board — and the Board approved — the inclusion of the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC.

The Audit Committee recommended to the Board — and the Board approved — the appointment of PwC as our independent auditor for 2025.

Audit Committee
Peter R. Porrino, Chair
Paola Bergamaschi
Vanessa A. Wittman

Proposal 4
Ratify Appointment of PwC to Serve as Independent Auditor for 2025

What am I voting on?

We are asking shareholders to vote on a proposal to ratify the appointment of PwC to serve as our independent auditor until the next annual meeting.

Voting Recommendation

The Board unanimously recommends a vote **FOR** the proposal to ratify the appointment of PwC to serve as independent auditor for 2025.

While ratification of the appointment of PwC is not required by our By-Laws, Certificate of Incorporation, or otherwise, the Board is submitting the selection of PwC to our shareholders for ratification as a matter of good corporate practice. The Board will take into consideration the shareholder vote, but the Audit Committee, in its discretion, may retain PwC (or select a different independent registered public accounting firm) at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Retention and Review of Auditor

The Audit Committee evaluates, at least annually, the independent auditor's qualifications, performance and independence, and every five years (or more frequently if the Audit Committee deems it appropriate), considers whether to select a different independent auditor. PwC, or one of its predecessor firms, has been our independent audit firm since 1980.

At this time, the Audit Committee and the Board believe that the continued retention of PwC as our independent registered public accounting firm is in the best interests of the Company and our shareholders.

Audit Partner Rotation

In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements that limit the number of consecutive years an individual partner may provide service to AIG. For lead and concurring audit partners, the limit is five years. The Audit Committee is involved in the selection of the lead audit partner. The selection process includes meetings with the candidate and members of the Audit Committee, including the chair, as well as consideration of the candidate by the full Audit Committee with input from management. PwC's most recent lead audit partner assumed the role in connection with the audit of our December 31, 2024 financial statements.

Auditor Independence

The Audit Committee assesses PwC's independence throughout the year. This ongoing assessment includes:

- Reviewing with PwC its practices for maintaining independence and ensuring the rotation of the lead and concurring audit partners
- Reviewing and pre-approving all engagements with PwC for non-audit services to ensure that such services are compatible with maintaining the firm's independence
- Regularly reviewing the hiring of PwC partners and other professionals to help ensure that PwC observes the applicable independence rules regarding such hiring practices

Auditor Attendance at the Annual Meeting

Representatives from PwC are expected to participate in the Annual Meeting. They will have an opportunity to make a statement and will be available to respond to appropriate questions from shareholders.

2024 and 2023 Fees

(in millions)	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
2023	$66.0	$26.1	$1.7	$0.2	$94.0
2024	$38.8	$22.8	$0.3	$0.3	$62.2

Audit Fees. Audit fees are fees for the audit of our consolidated financial statements as well as subsidiary and statutory audits directly related to the performance of the consolidated audit. Audit fees include out-of-pocket expenses of $0.5 million in 2024 and $0.9 million in 2023.

Audit-Related Fees. Audit-related fees include assurance and related services that are traditionally performed by independent accountants, including: audit and pre- and post-implementation reviews of systems, processes and controls; regulatory and compliance attestations; employee benefit plan audits; due diligence related to acquisitions and divestitures; statutory audits not directly related to the performance of the consolidated audit and financial accounting and reporting consultations.

Tax Fees. Tax fees are fees for tax return preparation, transaction-based tax reviews, review of tax accounting matters and other tax planning and consultations.

All Other Fees. All other fees include fees related to regulatory compliance reviews, information technology reviews, information resources, risk management services, business function reviews and other compliance reviews.

Review of Non-Audit Services

The Audit Committee reviews and pre-approves all audit and permitted non-audit services by PwC. It also considers proposed fees — and regularly monitors approved non-audit fees — to determine whether the services are compatible with maintaining the firm's independence. Fees may not exceed the dollar caps without the Audit Committee's approval. The Audit Committee approved all of PwC's engagements and associated fees for 2023 and 2024.

Factors Considered in Proposal

The Audit Committee and the Board believe that the continued retention of PwC as our independent auditor is in the best interests of the Company and our shareholders. In reaching this conclusion, the Audit Committee considered a number of factors, including:

- The firm's performance and that of the lead audit and other key engagement partners, including the quality of their audit work and accounting advice
- The firm's demonstrated understanding of our global businesses, accounting policies and practices and internal control over financial reporting
- The firm's demonstrated commitment to maintaining its independence from management
- The ongoing evaluation and monitoring of the appropriateness of the firm's fees for audit and non-audit services
- The most recent PCAOB inspection report on the firm's audit practices and the firm's quality control efforts
- The results of the Audit Committee's ongoing and annual evaluation of PwC's performance

Frequently Asked Questions About the Annual Meeting

Why Am I Receiving These Materials?

We are providing these proxy materials to you in connection with the solicitation by our Board of Directors of proxies to be voted at our 2025 Annual Meeting of Shareholders and at any postponed or reconvened meeting.

When and Where is the Annual Meeting?

We will hold our Annual Meeting in a virtual format on May 14, 2025, at 11:00 a.m. Eastern Time. The virtual meeting website is www.virtualshareholdermeeting.com/AIG2025.

Who Can Participate in the Annual Meeting?

Because the Annual Meeting will be held in a virtual format, shareholders who held our common stock as of the close of business on March 17, 2025, which is referred to as the "record date," may participate from any geographic location with internet connectivity through a live audio webcast at www.virtualshareholdermeeting.com/AIG2025. Once on that website, you will need to log in using the 16-digit control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials or email notification. You may log into the meeting's website beginning at 10:45 a.m. Eastern Time on May 14, 2025.

Who Can Vote During the Annual Meeting?

All shareholders are entitled to vote before or during the Annual Meeting if they owned shares of our common stock on the record date. Please see "How Do I Vote?" on page 90 for more information about voting before or during the Annual Meeting. A list of shareholders of record as of the record date will be available for inspection by shareholders for any purpose that is germane to the meeting from May 2, 2025 to May 13, 2025. Shareholders may request the list by emailing *AIGCorporateSecretary@AIG.com*. A list of shareholders of record will also be available at www.virtualshareholdermeeting.com/AIG2025 during the Annual Meeting.

Will There be an Opportunity to Ask Questions During the Annual Meeting?

Time will be allotted after the adjournment of the formal meeting for a Question-and-Answer period. Shareholders will be able to submit questions relevant to the business of the meeting during the meeting through www.virtualshareholdermeeting.com/AIG2025 by typing the question into the indicated question box and clicking "Submit." You will need your 16-digit control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials or email notification.

Each shareholder may submit a maximum of two questions. We ask that questions be succinct and cover only one topic per question. Time may not permit the answering of every question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped and answered together to avoid repetition.

What Can I do if I Have Trouble Logging Into the Annual Meeting?

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting login page at www.proxyvote.com.

What is the Quorum Requirement for the Annual Meeting?

Under our By-Laws, a quorum is required to transact business at the Annual Meeting. A quorum is defined as a majority of the outstanding shares of our common stock as of the record date, present either virtually or in person or represented by proxy and entitled to vote. As of the record date, 583,773,105 shares of common stock were issued and outstanding. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. Each share of our common stock is entitled to one vote for each matter to be voted on at our Annual Meeting.

What is the Difference Between Holding Shares as a Shareholder of Record and as a Beneficial Owner of Shares Held in Street Name?

If your shares of our common stock are registered directly in your name with our transfer agent, EQ Shareowner Services, you are considered a "shareholder of record" of those shares.

If your shares are held in an account at a bank, brokerage firm or other intermediary, you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials, as well as a voting instruction form, from the intermediary holding your shares and, as a beneficial owner, you have the right to direct the intermediary as to how to vote them. Most individual shareholders are beneficial owners of shares held in street name.

How Do I Vote?

By Internet

You can vote online at www.proxyvote.com.

By Telephone

In the United States or Canada, you can vote by telephone. Easy-to-follow prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

You can find the telephone number on your proxy card, voting instruction form, or other communications.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern Time on May 13, 2025. To authenticate your internet or telephone vote, you will need to enter your 16-digit control number found on you proxy card, voting instruction form, notice of internet availability of proxy materials, or email notification. If you vote online or by telephone, you do not need to return a proxy card or voting instruction form. Please note that participants in a 401(k) plan sponsored by us must vote by internet or telephone by 11:59 p.m. Eastern Time on May 11, 2025.

By Mail

You can mail the proxy card or voting instruction form enclosed with your printed proxy materials. Mark, sign and date your proxy card or voting instruction form and return it in the prepaid envelope that has been provided or return it to:

Vote Processing, c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717

To be valid, your proxy card or voting instruction form must be received by 10:00 a.m. Eastern Time, on May 14, 2025 or, if your shares are held in a 401(k) plan sponsored by us, by 11:59 p.m. Eastern Time on May 11, 2025.

During the Annual Meeting

Shareholders as of the close of business on the record date, March 17, 2025, are entitled to virtually attend and vote during the Annual Meeting online at www.virtualshareholdermeeting.com/AIG2025.

If you have already voted online, by telephone or by mail, your vote during the Annual Meeting will supersede your earlier vote.

How Can I Revoke My Proxy or Change My Vote?

- If you voted by telephone or internet, access the method you used and follow the instructions for revoking a proxy
- If you mailed a proxy card, mail a new proxy card with a later date, which will override your earlier proxy card, or
- Vote virtually during the Annual Meeting at www.virtualshareholdermeeting.com/AIG2025.

How Will My Shares Be Voted?

Each share of common stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders will have, and intend to exercise, discretion to vote your shares in accordance with their best judgment on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular proposal, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares in street name and do not give voting instructions on a proposal, your broker is only permitted under the NYSE rules to vote your shares in its discretion on Proposal 4 (ratification of the appointment of the independent auditor) and is required to withhold a vote on each of the other proposals, resulting in a so-called "broker non-vote." Broker non-votes will not be treated as a vote "for" or "against" the proposals and therefore will have no effect on the vote. Although the Board does not anticipate that any of the director nominees will be unable to stand for election as a director nominee at the Annual Meeting, if this occurs, the persons named as proxies on the proxy card will vote your shares in favor of such other person or persons as may be recommended by the NCGC and nominated by the Board. Alternatively, the Board may reduce its size.

If you participate in an AIG-sponsored 401(k) or similar plan, you can direct the voting of your proportionate interest in shares of our common stock held within the plan by returning a voting instruction card or providing voting instructions by the internet or by telephone. In the event that the trustee does not receive voting instructions from you, your shares will be voted by the trustee proportionally in the same manner as it votes our common stock as to which it has received voting instructions from participants.

How Do Abstentions Affect the Voting Results?

Proposal	Vote Required for Approval	Effect of Abstentions
Election of Directors	Majority of votes cast	No effect
Advisory Vote to Approve Named Executive Officer Compensation	Majority of votes cast	No effect
Advisory Vote on the Frequency of Future Executive Officer Compensation Votes	Majority of votes cast	No effect
Ratify Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2025	Majority of votes cast	No effect

What Happens if a Director in an Uncontested Election Receives More Votes "Against" than "For"?

Under our By-Laws, directors in an uncontested election must receive more votes "for" their election than "against." Under our Corporate Governance Guidelines, each nominee has submitted an irrevocable resignation that becomes effective upon (1) the nominee's failure to receive the required vote and (2) the Board's acceptance of the resignation. The Board will accept that resignation unless the NCGC recommends, and the Board determines, that our best interests and the best interests of our shareholders would not be served by doing so.

Who Counts the Votes?

Broadridge Financial Solutions (Broadridge), an independent entity, will tabulate the votes. At the Annual Meeting, a representative of Broadridge will act as the independent Inspector of Election and in this capacity will supervise the voting, decide the validity of proxies and certify the results.

Who Pays for the Proxy Solicitation and How May the Company Solicit My Proxy?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees in person or by telephone, facsimile or other electronic means. We have retained Morrow Sodali LLC to assist in the solicitation of proxies for a fee of approximately $20,000 plus reasonable out-of-pocket expenses and disbursements. As required by the SEC and the NYSE, we also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of our common stock.

Why Did I Receive a Notice of Internet Availability?

To conserve resources and reduce costs, we are sending most shareholders — as we are permitted to do under the SEC's rules — a notice of internet availability of proxy materials. The notice explains how you can access proxy materials on the internet and how to obtain printed copies if you prefer. It also explains how you can choose either electronic or print delivery of proxy materials for future annual meetings.

How Can I Receive My Proxy Materials Electronically?

To conserve resources and reduce costs, we encourage shareholders to access their proxy materials electronically.

Before the Annual Meeting, you can sign up for electronic access when voting online at www.proxyvote.com. If you are a registered shareholder or a beneficial owner of shares held in street name, you can sign up at enroll.icsdelivery.com/aig to get electronic access to proxy materials for future meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access our Annual Report and Proxy Statement, and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future meeting.

What if I Share the Same Address as Another Shareholder?

If you share an address with one or more shareholders, you may have received only a single copy of the Annual Report, Proxy Statement or notice of internet availability of proxy materials for your entire household. This practice, known as "householding," is intended to reduce printing and mailing costs. If you are a registered shareholder and you prefer to receive a separate Annual Report, Proxy Statement or notice of internet availability of proxy materials this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in "householding" and receive a single copy, contact EQ Shareholder Services at (888) 899-8293, or by mail to 1110 Centre Pointe Curve #101, Mendota Heights, MN 55120 or email stocktransfer@equiniti.com. If you are a beneficial owner of shares held in street name, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

How Can I Receive a Copy of the 2024 Annual Report on Form 10-K?

We will provide, without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 2024 to any shareholder upon a request directed to Investor Relations (see page 93 for contact information).

Will Any Other Business be Presented at the Annual Meeting?

As of the date of this Proxy Statement, the Board knows of no other matter that will be properly presented for shareholder action at the Annual Meeting other than those matters discussed in this Proxy Statement. However, if any other matter requiring a vote of the shareholders properly comes before the Annual Meeting, then the individuals acting under the proxies solicited by the Board will have the discretion to vote on those matters for you.

How Do I Submit Proposals and Nominations for the 2026 Annual Meeting?

Shareholder Proposals to be Included in the Proxy Statement

To submit a shareholder proposal to be considered for inclusion in our Proxy Statement for the 2026 Annual Meeting under Rule 14a-8 of the Exchange Act, you must send the proposal to our Corporate Secretary by mail or email (see page 93 for contact information). The Corporate Secretary must receive the proposal in writing by 11:59 p.m. Eastern Time on December 2, 2025.

Shareholder Proposals to be Introduced at the 2026 Annual Meeting

To introduce a proposal for vote at the 2026 Annual Meeting (other than a shareholder proposal included in the Proxy Statement under Rule 14a-8 of the Exchange Act), our By-Laws require that you send advance written notice to our Corporate Secretary by mail (see page 93 for contact information) for receipt no earlier than January 14, 2026, and no later than 11:59 p.m. Eastern Time on February 13, 2026. This notice must include the information specified in our By-Laws, a copy of which is available on our website at www.aig.com.

Director Nominations at the 2026 Annual Meeting

Our By-Laws require that a shareholder who wishes to nominate a candidate for election as a director at the 2026 Annual Meeting (other than pursuant to the "proxy access" provisions of the By-Laws) must send advance written notice to the Corporate Secretary by mail (see page 93 for contact information) for receipt no earlier than January 14, 2026, and no later than 11:59 p.m. Eastern Time on February 13, 2026. This notice must include the information specified in our By-Laws, a copy of which is available on our website at www.aig.com.

In addition to complying with the advance notice provisions of our By-Laws, to nominate a candidate for election, shareholders must give timely notice that complies with the additional requirements of Rule 14a-19 of the Exchange Act, and which notice must be received no later than March 15, 2026.

Director Nominations by Proxy Access

An eligible shareholder who wishes to have a nominee of that shareholder included in our Proxy Statement for the 2026 Annual Meeting pursuant to the "proxy access" provisions of our By-Laws must send advance written notice to the Corporate Secretary (see page 93 for contact information) for receipt no earlier than November 2, 2025, and no later than 11:59 p.m. Eastern Time on December 2, 2025. This notice must include the information specified by the By-Laws, a copy of which is available on our website at www.aig.com.

How Do I Contact the Corporate Secretary's Office?

Shareholders may contact the Corporate Secretary's Office in one of two methods:

Write a Letter

American International Group, Inc.
Attn: Corporate Secretary
1271 Ave of the Americas
New York, NY 10020-1304

Send an Email

AIGCorporateSecretary@AIG.com

How Do I Contact Investor Relations?

Shareholders may contact Investor Relations in one of two methods:

Write a Letter

American International Group, Inc.

Attn: Investor Relations
1271 Ave of the Americas
New York, NY 10020-1304

Send an Email

IR@AIG.com

Other Important Information

Cautionary Note Concerning Factors That May Affect Future Results

This Proxy Statement contains forward-looking statements which, to the extent they are not statements of historical or present fact, may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are intended to provide management's current expectations or plans for future operating and financial performance based on assumptions currently believed to be valid and accurate. Forward-looking statements are often preceded by, followed by or include words such as "will," "believe," "anticipate," "expect," "expectations," "intend," "plan," "strategy," "prospects," "project," "anticipate," "should," "guidance," "outlook," "confident," "focused on achieving," "view," "target," "goal," "estimate," and other words of similar meaning.

Forward-looking statements provide our current expectations or forecasts of future events, circumstances, results or aspirations, and are subject to significant risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from those set forth in such forward-looking statements. Certain of those risks and uncertainties are described in our Annual Report on Form 10-K for the year ended December 31, 2024. Forward-looking statements speak only as of the date of this Proxy Statement. We are not under any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in any forward-looking statements is disclosed from time to time in our SEC filings.

How to Communicate with the Board

Shareholders and other interested persons may communicate with the Board, the Lead Independent Director, or with one or more directors by:

- Writing a letter in care of the Corporate Secretary (see page 93 for contact information);
- Emailing BoardofDirectors@AIG.com; or
- Contacting the Compliance Help Line at 1-877-244-2210, menu item #3 (to access the AIG Compliance Help Line from outside the United States, dial the appropriate country code, wait for the prompt, then dial the number).

Communications relating to accounting, internal controls or auditing matters can be sent by:

- Writing a letter to the Chair of the Audit Committee in care of the Corporate Secretary (see page 93 for contact information); or
- Emailing BoardofDirectors@AIG.com.

The Corporate Secretary opens all communications and forwards them, as appropriate, pursuant to the Corporate Governance Guidelines. However, at the discretion of the Corporate Secretary, items unrelated to the directors' duties and responsibilities as members of the Board may not be forwarded, including, without limitation, solicitations and advertising materials, unsolicited publications, job or product inquiries, invitations to conferences and other materials considered to be illegal, incoherent, trivial, irrelevant, and/or harassing.

Corporate Governance Information

Our By-Laws, Certificate of Incorporation, Corporate Governance Guidelines, Committee Charters, Director, Officer and Senior Financial Officer Code of Business Conduct and Ethics (and any amendments of or waivers from the code), Employee Code of Conduct and Supplier Code of Conduct are available on our website (www.aig.com). Printed copies of these documents will be provided, without charge, to any shareholder upon a request addressed to Investor Relations through the contact information provided on page 93.

Transactions With Related Persons

We have a written policy requiring that the NCGC (or, in certain circumstances, the chair of the NCGC) determine whether to approve or ratify transactions exceeding $120,000 in which the Company is a participant and in which a related person — a director, nominee for director, executive officer, their respective immediate family members and 5 percent shareholders and their immediate family members— has a direct or indirect material interest. Under the policy, the NCGC determines whether each transaction presented to it should be approved (or, where applicable, ratified) based on whether the transaction is in, or is not inconsistent with, the best interests of the Company and its shareholders. Certain types of transactions are considered pre-approved by the NCGC, such as insurance and financial services transactions (including the purchase and sale of our products and services) entered into in the ordinary course of business on terms and conditions generally available in the marketplace and in accordance with applicable law.

From time to time, we engage in ordinary course, arm's-length transactions with entities or affiliates of entities that are the beneficial owners of more than five percent of our outstanding common stock.

We did not have any other related persons transactions in 2024.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10 percent of our common stock to file reports with the SEC indicating their holdings of, and transactions in, our common stock. Based on review of these reports, and upon written representations from the reporting persons, we believe that all reports that were required to be filed under Section 16(a) during 2024 with respect to shares of our common stock were timely filed except for the following late filings: Mr. Walsh's Form 3, a Form 4 for Mr. Inglis reporting the purchase of 635 shares and a Form 4 for Ms. Twiningdavis reporting tax withholding of 6,736 shares in connection with the vesting of an equity award.

Incorporation by Reference

No reports, documents or websites that are cited or referred to in this Proxy Statement shall be deemed to form part of, or to be incorporated by reference into, this Proxy Statement.

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing by us under the Securities Act of 1933 or the Exchange Act, the Letter to Shareholders from Mr. Zaffino, the Letter to Shareholders from Mr. Rice and the sections of this Proxy Statement entitled "Report of the Compensation and Management Resources Committee" and "Report of the Audit Committee" (to the extent permitted by the SEC rules) shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

The section titled "Directors, Executive Officers and Corporate Governance" of our Annual Report on Form 10-K filed with the SEC on February 13, 2025 is incorporated by reference to this Proxy Statement.

Appendix A
Non-GAAP Financial Measures

Certain of the operating performance measurements used by our management are "non-GAAP financial measures" under Securities and Exchange Commission rules and regulations. GAAP is the acronym for "generally accepted accounting principles" in the U.S. The non-GAAP financial measures presented may not be comparable to similarly named measures reported by other companies.

We use the following operating performance measures because we believe they enhance the understanding of the underlying profitability of continuing operations and trends of our business segments. We believe they also allow for more meaningful comparisons with our insurance competitors.

- **Adjusted Pre-tax Income (APTI)** is derived by excluding the items set forth below from income from continuing operations before income tax:
  - changes in the fair value of equity securities, AIG's investment in Corebridge and gain on sale of shares;
  - net investment income on Fortitude Reinsurance Company Ltd. (Fortitude Re) funds withheld assets held by AIG in support of Fortitude Re's reinsurance obligations to AIG (Fortitude Re funds withheld assets);
  - net realized gains and losses on Fortitude Re funds withheld assets;
  - loss (gain) on extinguishment of debt;
  - all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication. Earned income on such economic hedges is reclassified from net realized gains and losses to specific APTI line items based on the economic risk being hedged (e.g. net investment income);
  - income or loss from discontinued operations;
  - net loss reserve discount benefit (charge);
  - net results of businesses in run-off;
  - pension expense related to lump sum payments to former employees;
  - net gain or loss on divestitures and other;
  - non-operating litigation reserves and settlements;
  - restructuring and other costs related to initiatives designed to reduce operating expenses, improve efficiency and simplify our organization;
  - the portion of favorable or unfavorable prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements and related changes in amortization of the deferred gain;
  - integration and transaction costs associated with acquiring or divesting businesses;
  - losses from the impairment of goodwill;
  - non-recurring costs associated with the implementation of non-ordinary course legal or regulatory changes or changes to accounting principles; and
  - income from elimination of the international reporting lag.
- **Adjusted After-tax Income Attributable to AIG Common Shareholders (AATI)** is derived by excluding the tax effected APTI adjustments described above, dividends on preferred stock and preferred stock redemption premiums, noncontrolling interest on net realized gains (losses), other non-operating expenses and the following tax items from net income attributable to AIG:
  - deferred income tax valuation allowance releases and charges;
  - changes in uncertain tax positions and other tax items related to legacy matters having no relevance to our current businesses or operating performance; and
  - net tax charge related to the enactment of the Tax Cuts and Jobs Act.

Years Ended December 31, (in millions, except per common share data)	2024 Pre-tax	2024 Total Tax (Benefit) Charge	2024 Non-controlling Interests[1]	2024 After Tax	2023 Pre-tax	2023 Total Tax (Benefit) Charge	2023 Non-controlling Interests[1]	2023 After Tax
Pre-tax income/net income (loss), including noncontrolling interests	$3,870	$1,170	$—	($926)	$2,867	$126	$—	$3,878
Noncontrolling interests(1)			(478)	(478)			(235)	(235)
Pre-tax income/net income (loss) attributable to AIG - including discontinued operations	$3,870	$1,170	($478)	($1,404)	$2,867	$126	($235)	$3,643
Dividends on preferred stock and preferred stock redemption premiums				22				29
Net income (loss) attributable to AIG common shareholders				($1,426)				$3,614
Changes in uncertain tax positions and other tax adjustments		(239)	—	239		176	—	(176)
Deferred income tax valuation allowance releases(2)		30	—	(30)		365	—	(365)
Changes in the fair values of equity securities, AIG's investment in Corebridge and gain on sale of shares	(586)	(123)	—	(463)	(53)	(11)	—	(42)
(Gain) loss on extinguishment of debt and preferred stock redemption premiums	14	3	—	26	(37)	(8)	—	(29)
Net investment income on Fortitude Re funds withheld assets	(144)	(30)	—	(114)	(180)	(38)	—	(142)
Net realized losses on Fortitude Re funds withheld assets	39	8	—	31	71	15	—	56
Net realized losses on Fortitude Re funds withheld embedded derivative	75	16	—	59	273	57	—	216
Net realized losses(3)	428	95	—	333	743	128	—	615
(Income) loss from discontinued operations				3,626				(1,137)
Net (gain) loss on divestitures and other	(616)	(128)	—	(488)	29	149	—	(120)
Non-operating litigation reserves and settlements	—	—	—	—	1	—	—	1
Unfavorable (favorable) prior year development and related amortization changes ceded under retroactive reinsurance agreements	105	22	—	83	(62)	(13)	—	(49)
Net loss reserve discount charge	226	47	—	179	195	41	—	154
Net results of businesses in run-off(4)	111	24	—	87	31	7	—	24
Pension expense related to lump sum payments to former employees	—	—	—	—	71	15	—	56
Integration and transaction costs associated with acquiring or divesting businesses	39	8	—	31	6	1	—	5
Restructuring and other costs(5)	745	156	—	589	356	75	—	281
Non-recurring costs related to regulatory or accounting changes	18	4	—	14	22	5	—	17
Net impact from elimination of international reporting lag(6)	—	—	—	—	(12)	(3)	—	(9)
Noncontrolling interests(1)			478	478			235	235
Adjusted pre-tax income/Adjusted after-tax income attributable to AIG common shareholders	$4,324	$1,063	$—	$3,254	$4,321	$1,087	$—	$3,205
Validus Re and Crop Risk Services				—				(404)
Adjusted after-tax income attributable to AIG common shareholders, comparable basis				$3,254				$2,801
Weighted average diluted shares outstanding				657.3				725.2
Income (loss) per common share attributable to AIG common shareholders (diluted)				($2.17)				$4.98
Adjusted after-tax income per common share attributable to AIG common shareholders (diluted)				$4.95				$4.42
Adjusted after-tax income per common share attributable to AIG common shareholders (diluted), comparable basis				$4.95				$3.86

(1) Noncontrolling interest primarily relates to Corebridge and is the portion of Corebridge earnings that AIG did not own. Corebridge is consolidated until June 9, 2024. The historical results of Corebridge owned by AIG are reflected in the Income (loss) from discontinued operations, net of income taxes.

(2) The year ended December 31, 2023 includes a valuation allowance release related to a portion of certain tax attribute carryforwards of AIG's U.S. federal consolidated income tax group, as well as valuation allowance changes in certain foreign jurisdictions.

(3) Includes all net realized gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication and net realized gains and losses on Fortitude Re funds withheld assets.

(4) In the fourth quarter of 2024, AIG realigned and began excluding the net results of run-off businesses previously reported in Other Operations from Adjusted pre-tax income. Historical results have been recast to reflect these changes.

(5) In the year ended December 31, 2024, Restructuring and other costs increased primarily as a result of employee-related costs, including severance, and real estate impairment charges.

(6) Effective in the quarter ended December 31, 2022, the foreign property and casualty subsidiaries report on a calendar year ending December 31. We determined that the effect of not retroactively applying this change was immaterial to our Consolidated Financial Statements for the current and prior periods. Therefore, we reported the cumulative effect of the change in accounting principle within the Consolidated Statements of Income (Loss) for the year ended December 31, 2022 and did not retrospectively apply the effects of this change to prior periods.

- **Diluted Normalized Adjusted After-tax Income (AATI) Attributable to AIG Common Shareholders Per Share** further adjusts diluted AATI attributable to AIG common shareholders per share for the effects of certain volatile or market-related items. We believe this measure is useful to investors for performance management because it presents the trends in diluted AATI attributable to AIG common shareholders per share without the impact of certain items that can experience volatility in our short-term results. Diluted normalized AATI attributable to AIG common shareholders per share is derived by excluding the following from AATI attributable to AIG common shareholders per share: the difference between actual and expected (1) catastrophe losses, net of reinsurance, (2) alternative investment returns, (3) fair value changes on fixed maturity securities, and (4) return on business transactions; Life and Retirement update of actuarial assumptions; prior year loss reserve development, net of reinsurance and premium adjustments; and COVID-19 mortality.

- **Return on Equity (ROE) — Adjusted After-tax Income Excluding Investments related cumulative unrealized gains and losses recorded in Accumulated Other Comprehensive Income (Loss) (AOCI) adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets (collectively, Investments AOCI) (Adjusted Return on Equity)** is used to show the rate of return on common shareholders' equity excluding Investments AOCI. We believe this measure is useful to investors because it eliminates the fair value of investments which can fluctuate significantly from period to period due to changes in market conditions. Adjusted return on equity is derived by dividing actual or, for interim periods, annualized adjusted after-tax income attributable to AIG common shareholders by average AIG common shareholders' equity, excluding Investments AOCI (**AIG adjusted common shareholders' equity**). For the 2024 STI awards, Adjusted ROE was calculated by dividing adjusted after-tax income attributable to AIG common shareholders by average AIG common shareholders' equity, excluding AOCI adjusted for the cumulative unrealized gains and losses related to Fortitude Re funds withheld assets and DTA.

- **Return on Equity — Adjusted After-tax Income Excluding Investments AOCI, Deferred Tax Assets (DTA) and AIG's Ownership Interest in Corebridge (Core Operating Return on Equity)** is used to show the rate of return on common shareholders' equity excluding Investments AOCI, DTA and AIG's ownership interest in Corebridge. We believe this measure is useful to investors because it eliminates the fair value of investments that can fluctuate significantly from period to period due to changes in market conditions. We also exclude the portion of DTA representing U.S. tax attributes related to net operating loss carryforwards (NOLs), corporate alternative minimum tax credits (CAMTCs) and foreign tax credits (FTCs) that have not yet been utilized. Amounts for interim periods are estimates based on projections of full-year attribute utilization. As NOLs, CAMTCs and FTCs are utilized, the corresponding portion of the DTA utilized is included. We exclude AIG's ownership interest in Corebridge since it is not a core long-term investment for AIG. We believe this metric will provide investors with greater insight as to the underlying profitability of our property and casualty business. Core operating return on equity is derived by dividing actual or, for interim periods, annualized adjusted after-tax income attributable to AIG common shareholders by average AIG common shareholders' equity, excluding Investments AOCI, DTA and AIG's ownership interest in Corebridge (**AIG core operating shareholders' equity**).

	Year Ended December 31, 2024
Actual or annualized net income (loss) attributable to AIG common shareholders(a)	($1,426)
Actual or annualized adjusted after-tax income attributable to AIG common shareholders(b)	$3,254
Average AIG common shareholders' equity(c)	$44,051
Less: Average AIG's ownership interest in Corebridge	6,770
Less: Average Investments AOCI - AIG	(2,351)
Less: Average deferred tax assets	3,998
Average AIG core operating shareholders' equity(d)	$35,634
Return on equity(a÷c)	(3.2)%
Core operating return on equity(b÷d)	9.1 %

- **Ratios:** We, along with most property and casualty insurance companies, use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses (which for General Insurance excludes net loss reserve discount), and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting income and a combined ratio of over 100 indicates an underwriting loss. Our ratios are calculated using the relevant segment information calculated under GAAP, and thus may not be comparable to similar ratios calculated for regulatory reporting purposes. The underwriting environment varies across countries and products, as does the degree of litigation activity, all of which affect such ratios. In addition, investment returns, local taxes, cost of capital, regulation, product type and competition can have an effect on pricing and consequently on profitability as reflected in underwriting income and associated ratios.

- **Accident Year Loss and Accident Year Combined Ratios, as Adjusted (Accident Year Loss Ratio, ex-CAT and Accident Year Combined Ratio, ex-CAT)** exclude catastrophe losses (CATs) and related reinstatement premiums, prior year development (PYD), net of premium adjustments, and the impact of reserve discounting. Natural catastrophe losses are generally weather or seismic events, in each case, having a net impact on AIG in excess of $10 million and man-made catastrophe losses, such as terrorism and civil disorders that exceed the $10 million threshold. We believe that as adjusted ratios are meaningful measures of our underwriting results on an ongoing basis as they exclude catastrophes and the impact of reserve discounting which are outside of management's control. We also exclude prior year development to provide transparency related to current accident year results. Underwriting ratios are computed as follows:

  — **Loss Ratio** = Loss and loss adjustment expenses incurred ÷ Net premiums earned (NPE)

  — **Acquisition Ratio** = Total acquisition expenses ÷ NPE

  — **General Operating Expense Ratio** = General operating expenses ÷ NPE

  — **Expense Ratio** = Acquisition ratio + General operating expense ratio

  — **Combined Ratio** = Loss ratio + Expense ratio

  — **CATs and Reinstatement Premiums Ratio = [Loss and loss adjustment expenses incurred – (CATs)] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes] – Loss ratio**

  — **Accident Year Loss Ratio, as Adjusted (AYLR ex-CAT)** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes +/(-) Prior year premiums + Adjustment for ceded premium under reinsurance contracts related to prior accident years]

  — **Accident Year Combined Ratio, as Adjusted (AYCR ex-CAT)** = AYLR ex-CAT + Expense ratio

  — **Prior Year Development net of reinsurance and prior year premiums Ratio** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes +/(-) Prior year premiums] – Loss ratio – CATs and reinstatement premiums ratio

	Years Ended December 31,				
Underwriting Ratios General Insurance	2024	2023	2022	2021	2020
Loss ratio	**59.8**	58.9	60.8	64.2	71.0
Catastrophe losses and reinstatement premiums	**(5.0)**	(4.3)	(5.0)	(5.4)	(10.3)
Prior year development, net of reinsurance and prior year premiums	**1.4**	1.4	1.8	0.6	0.1
Accident year loss ratio, as Adjusted	**56.2**	56.0	57.6	59.4	60.8
Acquisition ratio	**19.4**	19.5	19.3	19.6	20.4
General operating expense ratio	**12.6**	12.2	11.8	12.0	12.9
Expense ratio	**32.0**	31.7	31.1	31.6	33.3
Combined ratio	**91.8**	90.6	91.9	95.8	104.3
AYCR, as adjusted	**88.2**	87.7	88.7	91.0	94.1
Validus Re and CRS	**—**	0.9			
AYCR, as adjusted, comparable basis	**88.2**	88.6			

Years Ended December 31,	International Commercial 2024	Global Personal 2024	2023
Loss ratio	54.8	54.1	55.3
Catastrophe losses and reinstatement premiums	(2.9)	(2.0)	(2.6)
Prior year development, net of reinsurance and prior year premiums	1.0	1.6	1.8
Accident year loss ratio, as Adjusted	52.9	53.7	54.5
Acquisition ratio	16.7	30.0	29.1
General operating expense ratio	13.4	13.9	15.7
Expense ratio	30.1	43.9	44.8
Combined ratio	84.9	98.0	100.1
AYCR, as adjusted	83.0	97.6	99.3

- **AIG Parent General Operating Expenses Exit Run-Rate** represents AIG Parent GOE inclusive of exit run-rate savings that will emerge over time.

- **Net Premiums Written on a Comparable Basis** reflects year-over-year comparison on a constant dollar basis adjusted for the sale of Validus Re, CRS and the Global Individual Personal Travel Insurance and Assistance Business (AIG's Travel business).

	Year Ended December 31, 2024		
	General	International Commercial	
Net Premiums Written - Comparable Basis	Insurance	Property	Casualty
Increase (decrease) as reported in U.S. dollars	(11%)	10%	2%
Foreign exchange effect	1	1	1
Validus Re, CRS and Personal Travel Business	16	—	—
Increase (decrease) on comparable basis	6%	11%	3%

- **Book Value per share, excluding Investments AOCI, Goodwill, Value of Business Acquired, Value of Distribution Channel Acquired and Other Intangible Assets (Adjusted Tangible Book Value per Share)** is used to provide a useful measure of the realizable shareholder value on a per share basis after eliminating the fair value of investments that can fluctuate significantly from period to period due to changes in market conditions and Fortitude Re funds withheld assets since these fair value movements are economically transferred to Fortitude Re. Adjusted tangible book value per share is derived by dividing AIG adjusted common equity, excluding intangible assets, (**AIG adjusted tangible common shareholders' equity**) by total common shares outstanding.





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